COUGAR OIL AND GAS CANADA INC.

**RESERVES ASSESSMENT AND
EVALUATION OF
CANADIAN OIL AND GAS PROPERTIES**

CORPORATE SUMMARY

Effective December 31, 2010

1110807

CORPORATE SUMMARY

TABLE OF CONTENTS

GLJ Petroleum Consultants

March 8, 2011

Project 1110807

Mr. Glenn Watt
Cougar Oil and Gas Canada Inc.
1120, 833 – 4th Avenue S.W.
Calgary, Alberta T2P 3T5

Dear Sir:

Re: Cougar Oil and Gas Canada Inc.
Corporate Evaluation
Effective December 31, 2010

GLJ Petroleum Consultants (GLJ) has completed an independent reserves assessment and evaluation of the oil and gas properties of Cougar Oil and Gas Canada Inc. (the "Company"). The effective date of this evaluation is December 31, 2010.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was GLJ's primary mandate in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

ORIGINALLY SIGNED BY

Bruce E. Madu, P. Eng.
Manager, Engineering

BEM/memd
Attachments

4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 • (403) 266-9500 • Fax (403) 262-1855 • GLJPC.com

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the **Cougar Oil and Gas Canada Inc.** Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **December 31, 2010.**

In the course of the evaluation, Cougar Oil and Gas Canada Inc. provided GLJ Petroleum Consultants Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from GLJ Petroleum Consultants Ltd. nonconfidential files. Cougar Oil and Gas Canada Inc. has provided a representation letter confirming that all information provided to GLJ Petroleum Consultants Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to GLJ Petroleum Consultants Ltd.'s attention that would suggest that information provided by Cougar Oil and Gas Canada Inc. was not complete and accurate. GLJ Petroleum Consultants Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

> **PERMIT TO PRACTICE**
> GLJ PETROLEUM CONSULTANTS LTD.
>
> Signature: Originally Signed by Keith M. Braaten
>
> Date: March 8, 2011
>
> **PERMIT NUMBER: P 2066**
> The Association of Professional Engineers,
> Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED BY
  DANA B. LAUSTSEN
GLJ Petroleum Consultants Ltd.

GLJ Petroleum Consultants

CERTIFICATION OF QUALIFICATION

I, Bruce E. Madu, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of GLJ Petroleum Consultants Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Cougar Oil and Gas Canada Inc. The effective date of this evaluation is December 31, 2010.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Cougar Oil and Gas Canada Inc. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-six years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Cougar Oil and Gas Canada Inc., and the appropriate provincial regulatory authorities.

ORIGINALLY SIGNED BY

Bruce E. Madu, P. Eng.

GLJ Petroleum Consultants

INTRODUCTION

GLJ Petroleum Consultants (GLJ) was commissioned by Cougar Oil and Gas Canada Inc. (the "Company") to prepare an independent evaluation of its oil and gas reserves effective December 31, 2010. The locations of the most significant reserves properties are indicated on the attached index map.

The evaluation was initiated in February 2011 and completed by March 2011. Estimates of reserves and projections of production were generally prepared using well information and production data available from public sources to approximately December 31, 2010. The Company provided land, accounting data and other technical information not available in the public domain to approximately December 31, 2010. In certain instances, the Company also provided recent engineering, geological and other information up to December 31, 2010. The Company has confirmed that, to the best of its knowledge, all information provided to GLJ is correct and complete as of the effective date.

This evaluation has been prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing this report (included herein under "Reserves Definitions") are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The evaluation was conducted on the basis of the GLJ January 1, 2011 Price Forecast which is summarized in the Product Price and Market Forecasts section of this report.

Tables summarizing production, royalties, costs, revenue projections, reserves and present value estimates for various reserves categories for individual properties and the Company total are provided in the tabbed sections of this Summary Report.

The Evaluation Procedure section outlines general procedures used in preparing this evaluation. The individual property reports, provided under separate cover, provide additional evaluation details. The following summarizes evaluation matters that have been included/excluded in cash flow projections:

- processing income has been included as "Other Income",
- in accordance with NI 51-101, the effect on projected revenues of the Company's financial hedging activity has not been included,

GLJ Petroleum Consultants

- provisions for the abandonment of all of the Company's wells to which reserves have been attributed have been included; all other abandonment and reclamation costs have not been included,
- general and administrative (G&A) costs and overhead recovery have not been included,
- undeveloped land values have not been included.

A constant price analysis was performed by rerunning the evaluation database using prices based on the average of the first day posted prices in each of the 12 months of the Company's fiscal year with no cost escalations.

A summary of reference prices and resulting reserves data under the constant pricing scenario are provided in the "Constant Price Analysis" section.

The "Securities Reporting" section of this report provides reserves data in a format that is consistent with the disclosure requirements set out in NI 51-101.

Economic forecasts are provided on an after tax basis including tax pools provided by the Company in the "After Tax Analysis" section.

Map 1

Index Map
Property Locations

Company: Cougar Oil and Gas Canada Inc.
Province: Alberta

Effective Date: December 31, 2010
Scale: 1:6,500,000 s1110807/indm01


W6M
W5M
W4M
WOOD BUFFALO NATIONAL PARK
ALBERTA
Trout
FORT McMURRAY
GRANDE PRAIRIE
COLD LAKE
WILLMORE WILDERNESS PARK
Alexander
EDMONTON
JASPER NATIONAL PARK
RED DEER
BANFF NATIONAL PARK
DRUMHELLER
CALGARY
MEDICINE HAT
LETHBRIDGE
W5M
W4M

GLJ Petroleum Consultants

SUMMARY

TABLE OF CONTENTS

Page

Table 1

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	201	83	124	407	283	690
Working Interest	201	83	124	407	283	690
Net After Royalty	171	73	99	343	225	568
Heavy Oil (Mbbl)						
Total Company Interest	23	0	0	23	7	30
Working Interest	23	0	0	23	7	30
Net After Royalty	19	0	0	19	5	24
Oil Equivalent (Mbbl)						
Total Company Interest	223	83	124	430	290	720
Working Interest	223	83	124	430	290	720
Net After Royalty	190	73	99	362	230	592
BEFORE TAX PRESENT VALUE (M$)						
0%	5,251	1,807	4,582	11,640	11,058	22,698
5%	4,813	1,652	3,975	10,440	9,161	19,601
8%	4,582	1,570	3,682	9,834	8,304	18,138
10%	4,439	1,519	3,510	9,469	7,818	17,287
12%	4,305	1,471	3,355	9,131	7,388	16,519
15%	4,119	1,404	3,146	8,669	6,829	15,498
20%	3,842	1,304	2,854	8,001	6,073	14,073
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)						
2011	1,708	196	879	2,783	1,710	4,492
2012	1,419	996	1,273	3,688	2,142	5,830
2013	986	459	630	2,076	1,638	3,714
2014	659	124	466	1,250	1,184	2,433
2015	428	-11	356	773	945	1,718
2016	85	38	273	396	509	905

| **BOE Factors:** | HVY OIL | 1.0 | RES GAS | 6.0 | PROPANE | 1.0 | ETHANE | 1.0 |
| | COND | 1.0 | SLN GAS | 6.0 | BUTANE | 1.0 | SULPHUR | 0.0 |

Run Date: March 08, 2011 10:34:18

1110807　　Class (A,B1,B2,C,F,I), GLJ (2011-01), psum　　　　　　　　　　　　　　　　March 08, 2011 10:48:00

GLJ Petroleum Consultants

Table 2

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **Properties with Drilling Credits**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Proved Producing	0	142	0	142	0	223	0	0	223	0	190	0	0	190	4.3	5,251	4,582	4,439	4,305
Proved Developed Nonproducing	0	63	0	63	0	83	0	0	83	0	73	0	0	73	3.6	1,807	1,570	1,519	1,471
Proved Undeveloped	0	94	0	94	0	124	0	0	124	0	99	0	0	99	3.6	4,582	3,682	3,510	3,355
Total Proved	0	299	0	299	0	430	0	0	430	0	362	0	0	362	3.9	11,640	9,834	9,469	9,131
Probable Producing	0	13	0	13	0	74	0	0	74	0	62	0	0	62	15.2	2,068	1,486	1,377	1,279
Probable Developed Nonproducing	0	32	0	32	0	61	0	0	61	0	53	0	0	53	5.3	2,594	2,219	2,140	2,065
Probable Undeveloped	0	96	0	96	0	155	0	0	155	0	115	0	0	115	4.4	6,396	4,600	4,302	4,043
Total Probable	0	141	0	141	0	290	0	0	290	0	230	0	0	230	5.6	11,058	8,304	7,818	7,388
Proved Plus Probable Producing	0	156	0	156	0	297	0	0	297	0	252	0	0	252	5.2	7,319	6,068	5,816	5,585
Proved Plus Probable Developed Nonproducing	0	95	0	95	0	144	0	0	144	0	126	0	0	126	4.1	4,401	3,789	3,659	3,537
Proved Plus Probable Undeveloped	0	190	0	190	0	279	0	0	279	0	214	0	0	214	4.0	10,978	8,282	7,812	7,398
Total Proved Plus Probable	0	440	0	440	0	720	0	0	720	0	592	0	0	592	4.5	22,698	18,138	17,287	16,519

Reserves Characterization
Percentage of Total Proved Plus Probable Company Interest BOE Reserves

Product Types



Hvy Oil (4 %)
L & M Oil (96 %)

Reserves Classifications



Pb Prd (10 %)
Pb Dev NPrd (9 %)
Pb UDev (22 %)
Pv UDev (17 %)
Pv Dev NPrd (11 %)
Pv Prd (31 %)

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Historical and Forecast Production

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **Properties with Drilling Credits**

Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Interest Oil Equivalent



	Legend	
A	Proved Producing	
C	Total Proved	
I	Total Proved Plus Probable	

Company Interest Oil Equivalent - Total Proved Plus Probable



	Legend
	Light Medium Oil
	Heavy Oil

*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Company Interest Oil Equivalent
1110807 / Mar 08, 2011

Drawing 1

GLJ Petroleum Consultants

Historical and Forecast Production

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **Properties with Drilling Credits**

Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Interest Oil



Drawing 2

*Note: Historical company interest production is based on current interests in the evaluated reserves entities applied to reported actual gross lease production. Consequently, company actuals may differ from the history shown due to changes in ownership.

Company Interest Oil
1110807 / Mar 08, 2011

GLJ Petroleum Consultants

PROVED RESERVES FORECASTS

TABLE OF CONTENTS

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved Non-producing	Total Proved
MARKETABLE RESERVES					
Light/Medium Oil (Mbbl)					
Total Company Interest	201	83	124	206	407
Working Interest	201	83	124	206	407
Net After Royalty	171	73	99	172	343
Heavy Oil (Mbbl)					
Total Company Interest	23	0	0	0	23
Working Interest	23	0	0	0	23
Net After Royalty	19	0	0	0	19
Oil Equivalent (Mbbl)					
Total Company Interest	223	83	124	206	430
Working Interest	223	83	124	206	430
Net After Royalty	190	73	99	172	362
BEFORE TAX PRESENT VALUE (M$)					
0%	5,251	1,807	4,582	6,389	11,640
5%	4,813	1,652	3,975	5,627	10,440
8%	4,582	1,570	3,682	5,252	9,834
10%	4,439	1,519	3,510	5,030	9,469
12%	4,305	1,471	3,355	4,826	9,131
15%	4,119	1,404	3,146	4,551	8,669
20%	3,842	1,304	2,854	4,158	8,001
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)					
2011	1,708	196	879	1,075	2,783
2012	1,419	996	1,273	2,269	3,688
2013	986	459	630	1,090	2,076
2014	659	124	466	590	1,250
2015	428	-11	356	345	773
2016	85	38	273	311	396

| **BOE Factors:** | HVY OIL 1.0 | RES GAS 6.0 | PROPANE 1.0 | ETHANE 1.0 |
| | COND 1.0 | SLN GAS 6.0 | BUTANE 1.0 | SULPHUR 0.0 |

Run Date: March 08, 2011 10:34:18

1110807   Class (A,B1,B2,B,C), GLJ (2011-01), psum

March 08, 2011 10:47:34

GLJ Petroleum Consultants

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Proved Producing																			
All Properties																			
Alexander	0	18	0	18	0	23	0	0	23	0	19	0	0	19	3.2	141	132	129	127
Trout	0	124	0	124	0	201	0	0	201	0	171	0	0	171	4.4	5,110	4,450	4,310	4,178
Total: All Properties	**0**	**142**	**0**	**142**	**0**	**223**	**0**	**0**	**223**	**0**	**190**	**0**	**0**	**190**	**4.3**	**5,251**	**4,582**	**4,439**	**4,305**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Producing	**0**	**142**	**0**	**142**	**0**	**223**	**0**	**0**	**223**	**0**	**190**	**0**	**0**	**190**	**4.3**	**5,251**	**4,582**	**4,439**	**4,305**
Proved Developed Nonproducing																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	63	0	63	0	83	0	0	83	0	73	0	0	73	3.6	1,807	1,570	1,519	1,471
Total: All Properties	**0**	**63**	**0**	**63**	**0**	**83**	**0**	**0**	**83**	**0**	**73**	**0**	**0**	**73**	**3.6**	**1,807**	**1,570**	**1,519**	**1,471**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Developed Nonproducing	**0**	**63**	**0**	**63**	**0**	**83**	**0**	**0**	**83**	**0**	**73**	**0**	**0**	**73**	**3.6**	**1,807**	**1,570**	**1,519**	**1,471**
Proved Undeveloped																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	94	0	94	0	124	0	0	124	0	99	0	0	99	3.6	4,417	3,523	3,353	3,198
Total: All Properties	**0**	**94**	**0**	**94**	**0**	**124**	**0**	**0**	**124**	**0**	**99**	**0**	**0**	**99**	**3.6**	**4,417**	**3,523**	**3,353**	**3,198**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	166	159	158	156
Total: Proved Undeveloped	**0**	**94**	**0**	**94**	**0**	**124**	**0**	**0**	**124**	**0**	**99**	**0**	**0**	**99**	**3.6**	**4,582**	**3,682**	**3,510**	**3,355**

1110807   Class (A,B1,B2,B,C), GLJ (2011-01), crv   March 08, 2011 11:07:21

GLJ Petroleum Consultants

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index yrs	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe		0%	8%	10%	12%
Total Proved Nonproducing																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	157	0	157	0	206	0	0	206	0	172	0	0	172	3.6	6,224	5,093	4,872	4,669
Total: All Properties	**0**	**157**	**0**	**157**	**0**	**206**	**0**	**0**	**206**	**0**	**172**	**0**	**0**	**172**	**3.6**	**6,224**	**5,093**	**4,872**	**4,669**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	166	159	158	156
Total: Total Proved Nonproducing	**0**	**157**	**0**	**157**	**0**	**206**	**0**	**0**	**206**	**0**	**172**	**0**	**0**	**172**	**3.6**	**6,389**	**5,252**	**5,030**	**4,826**
Total Proved																			
All Properties																			
Alexander	0	18	0	18	0	23	0	0	23	0	19	0	0	19	3.2	141	132	129	127
Trout	0	282	0	282	0	407	0	0	407	0	343	0	0	343	4.0	11,333	9,543	9,182	8,847
Total: All Properties	**0**	**299**	**0**	**299**	**0**	**430**	**0**	**0**	**430**	**0**	**362**	**0**	**0**	**362**	**3.9**	**11,474**	**9,675**	**9,311**	**8,975**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	166	159	158	156
Total: Total Proved	**0**	**299**	**0**	**299**	**0**	**430**	**0**	**0**	**430**	**0**	**362**	**0**	**0**	**362**	**3.9**	**11,640**	**9,834**	**9,469**	**9,131**

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

1110807   Class (A,B1,B2,B,C), GLJ (2011-01), crv

March 08, 2011 11:07:21

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Proved**
Property:	**Corporate**		Development Class:	**Producing**
Description:	**Properties with Drilling Credits**		Pricing:	**GLJ (2011-01)**
			Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	9	124	45	36	81.92	18	7	5	76.78	142	52	41	81.28
2012	9	104	38	31	84.99	17	6	5	76.75	121	44	37	83.84
2013	9	82	30	25	86.62	14	5	5	75.93	96	35	30	85.01
2014	8	66	24	21	88.66	12	5	4	77.03	79	29	25	86.82
2015	8	53	20	17	91.89	0	0	0	0.00	53	20	17	91.89
2016	7	44	16	14	94.32	0	0	0	0.00	44	16	14	94.32
2017	7	36	13	12	97.09	0	0	0	0.00	36	13	12	97.09
2018	6	24	9	8	99.62	0	0	0	0.00	24	9	8	99.62
2019	3	16	6	5	102.38	0	0	0	0.00	16	6	5	102.38
Tot.			**201**	**171**	**88.35**		**23**	**19**	**76.62**		**223**	**190**	**87.16**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	142	52	41	81.28
2012	121	44	37	83.84
2013	96	35	30	85.01
2014	79	29	25	86.82
2015	53	20	17	91.89
2016	44	16	14	94.32
2017	36	13	12	97.09
2018	24	9	8	99.62
2019	16	6	5	102.38
Tot.		**223**	**190**	**87.16**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance				Operating Expenses		
	Working Interest				**Royalty Interest**	**Company Interest**					**Total Royalty After Process.**	**Net Revenue After Royalty**			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	4,216	0	0	4,216	4	4,220	883	0	0	0	883	3,337	1,165	541	1,706
2012	3,706	0	0	3,706	3	3,709	649	0	0	0	649	3,060	1,223	483	1,706
2013	2,986	0	0	2,986	1	2,987	434	0	0	0	434	2,553	1,197	399	1,596
2014	2,493	0	0	2,493	0	2,493	305	0	0	0	305	2,188	1,207	337	1,545
2015	1,794	0	0	1,794	0	1,794	199	0	0	0	199	1,594	1,013	169	1,182
2016	1,509	0	0	1,509	0	1,509	146	0	0	0	146	1,363	850	141	992
2017	1,272	0	0	1,272	0	1,272	110	0	0	0	110	1,162	846	118	964
2018	880	0	0	880	0	880	76	0	0	0	76	805	673	81	754
2019	616	0	0	616	0	616	53	0	0	0	53	562	453	56	509
Tot.	**19,472**	**0**	**0**	**19,472**	**8**	**19,480**	**2,855**	**0**	**0**	**0**	**2,855**	**16,624**	**8,628**	**2,325**	**10,953**
Disc	14,821	0	0	14,821	7	14,829	2,301	0	0	0	2,301	12,528	6,128	1,812	7,940

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,631	77	0	1,708	0	0	0	0	1,708	1,708	1,628
2012	0	0	0	1,354	65	0	1,419	0	0	0	0	1,419	3,127	2,858
2013	0	0	0	958	51	22	986	0	0	0	0	986	4,113	3,635
2014	0	0	0	643	41	25	659	0	0	0	0	659	4,772	4,108
2015	0	0	0	412	34	18	428	0	0	0	0	428	5,200	4,386
2016	0	0	0	371	28	0	399	314	0	0	314	85	5,285	4,437
2017	0	0	0	198	23	18	203	0	0	0	0	203	5,489	4,546
2018	0	0	0	51	16	91	-24	0	0	0	0	-24	5,464	4,534
2019	0	0	0	53	12	89	-24	190	0	0	190	-214	5,251	4,439
Tot.	**0**	**0**	**0**	**5,671**	**346**	**263**	**5,754**	**503**	**0**	**0**	**503**	**5,251**	**5,251**	**4,439**
Disc	0	0	0	4,587	263	141	4,709	270	0	0	270	4,439	4,439	4,439

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	201	0	201	171	1.000	201	90	9.0	4.4	2.6
Heavy Oil	Mbbl	23	0	23	19	1.000	23	10	4.0	3.5	1.8
Total: Oil	Mbbl	223	0	223	190	1.000	223	100	9.0	4.3	2.4
Total: Oil Eq.	Mboe	223	0	223	190	1.000	223	100	9.0	4.3	2.4

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	17.46	30.20	0.00	34.27	15,135	91	11,277	90
Heavy Oil	$/bbl	86.22	-9.44	76.78	13.89	51.40	0.00	11.48	1,490	9	1,251	10
Total: Oil	$/bbl	86.22	-4.95	81.28	17.01	32.86	0.00	31.41	16,624	100	12,528	100
Total: Oil Eq.	$/boe	86.22	-4.95	81.28	17.01	32.86	0.00	31.41	16,624	100	12,528	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Net Present Value Before Income Tax

Revenue Burdens (%)				Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
	Initial	Average							
Crown Royalty	20.9457	14.6648		0.0	5,671	5,754	503	5,251	23.49
Non-crown Royalty	0.0000	0.0000		5.0	5,069	5,178	365	4,813	21.54
Mineral Tax	0.0000	0.0000		8.0	4,768	4,886	304	4,582	20.50
				10.0	4,587	4,709	270	4,439	19.86
				12.0	4,421	4,546	241	4,305	19.26
				15.0	4,194	4,322	203	4,119	18.43
				20.0	3,868	3,998	155	3,842	17.19

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:17

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Developed Nonproducing**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	10	63	23	19	81.92
2012	10	71	26	23	84.99
2013	10	47	17	16	86.62
2014	8	25	9	9	88.66
2015	4	12	4	4	91.89
2016	1	3	1	1	94.32
2017	1	3	1	1	97.09
2018	1	1	0	0	99.62
2019	0	0	0	0	0.00
Tot.			**83**	**73**	**85.59**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	1,895	0	0	1,895	0	1,895	301	36	0	0	336	1,559	484	185	669
2012	2,216	0	0	2,216	0	2,216	202	55	0	0	258	1,958	783	213	996
2013	1,496	0	0	1,496	0	1,496	86	36	0	0	122	1,374	741	144	885
2014	816	0	0	816	0	816	37	14	0	0	51	765	478	78	556
2015	392	0	0	392	0	392	18	6	0	0	24	368	251	37	288
2016	117	0	0	117	0	117	7	2	0	0	8	109	60	11	71
2017	96	0	0	96	0	96	5	1	0	0	6	90	61	9	70
2018	39	0	0	39	0	39	2	1	0	0	2	36	30	4	33
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**7,067**	**0**	**0**	**7,067**	**0**	**7,067**	**658**	**150**	**0**	**0**	**808**	**6,259**	**2,887**	**680**	**3,567**
Disc	5,886	0	0	5,886	0	5,886	576	126	0	0	702	5,185	2,312	567	2,879

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2011	0	0	0	890	29	0	919	723	0	0	723	196	196	187
2012	0	0	0	962	33	0	996	0	0	0	0	996	1,192	1,050
2013	0	0	0	489	22	52	459	0	0	0	0	459	1,651	1,412
2014	0	0	0	209	12	97	124	0	0	0	0	124	1,775	1,501
2015	0	0	0	81	6	97	-11	0	0	0	0	-11	1,764	1,493
2016	0	0	0	38	2	0	40	2	0	0	2	38	1,802	1,516
2017	0	0	0	20	2	0	22	0	0	0	0	22	1,823	1,527
2018	0	0	0	3	1	21	-17	0	0	0	0	-17	1,807	1,519
2019	0	0	0	0	0	0	0	0	0	0	0	0	1,807	1,519
Tot.	**0**	**0**	**0**	**2,693**	**106**	**267**	**2,532**	**725**	**0**	**0**	**725**	**1,807**	**1,807**	**1,519**
Disc	0	0	0	2,305	88	184	2,210	690	0	0	690	1,519	1,519	1,519

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	83	0	83	73	1.000	83	100	8.0	3.6	1.7
Total: Oil Eq.	Mboe	83	0	83	73	1.000	83	100	8.0	3.6	1.7

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	14.54	28.94	0.00	38.45	6,259	100	5,185	100
Total: Oil Eq.	$/boe	86.22	-4.30	81.92	14.54	28.94	0.00	38.45	6,259	100	5,185	100

GLJ Petroleum Consultants

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	15.8720	9.3057
Non-crown Royalty	1.8738	2.1233
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	2,693	2,532	725	1,807	21.88
5.0	2,483	2,359	707	1,652	20.01
8.0	2,373	2,267	697	1,570	19.01
10.0	2,305	2,210	690	1,519	18.40
12.0	2,242	2,155	684	1,471	17.82
15.0	2,153	2,079	675	1,404	17.01
20.0	2,021	1,965	660	1,304	15.80

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Undeveloped**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1	94	34	33	81.92
2012	1	69	25	18	84.99
2013	1	42	15	9	86.62
2014	1	28	10	7	88.66
2015	1	21	8	5	91.89
2016	1	16	6	4	94.32
2017	1	13	5	4	97.09
2018	1	11	4	3	99.62
2019	1	9	3	3	102.38
2020	4	21	8	7	104.54
2021	3	16	6	5	106.71
Tot.			**124**	**99**	**89.09**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest Total	Company Interest Total	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	2,805	0	0	2,805	0	2,805	140	0	0	0	140	2,665	71	274	345
2012	2,136	0	0	2,136	0	2,136	609	0	0	0	609	1,527	82	205	287
2013	1,319	0	0	1,319	0	1,319	499	0	0	0	499	819	82	127	209
2014	922	0	0	922	0	922	295	0	0	0	295	627	86	88	174
2015	701	0	0	701	0	701	198	0	0	0	198	503	91	66	157
2016	556	0	0	556	0	556	132	0	0	0	132	424	87	52	139
2017	455	0	0	455	0	455	88	0	0	0	88	368	89	42	131
2018	383	0	0	383	0	383	62	0	0	0	62	321	97	35	133
2019	330	0	0	330	0	330	47	0	0	0	47	283	96	30	127
2020	792	0	0	792	0	792	77	0	0	0	77	714	534	72	606
2021	613	0	0	613	0	613	58	0	0	0	58	555	469	56	525
Tot.	**11,012**	**0**	**0**	**11,012**	**0**	**11,012**	**2,206**	**0**	**0**	**0**	**2,206**	**8,807**	**1,786**	**1,048**	**2,834**
Disc	8,137	0	0	8,137	0	8,137	1,625	0	0	0	1,625	6,512	903	779	1,682

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	2,320	45	0	2,365	1,152	0	334	1,486	879	879	838
2012	0	0	0	1,240	33	0	1,273	0	0	0	0	1,273	2,152	1,942
2013	0	0	0	610	20	0	630	0	0	0	0	630	2,782	2,438
2014	0	0	0	453	14	0	466	0	0	0	0	466	3,249	2,772
2015	0	0	0	346	10	0	356	0	0	0	0	356	3,605	3,004
2016	0	0	0	285	8	0	293	20	0	0	20	273	3,877	3,166
2017	0	0	0	237	6	0	243	0	0	0	0	243	4,120	3,296
2018	0	0	0	188	5	0	193	0	0	0	0	193	4,313	3,391
2019	0	0	0	156	4	-89	249	24	0	0	24	226	4,539	3,491
2020	0	0	0	108	13	30	91	0	0	0	0	91	4,630	3,528
2021	0	0	0	30	10	88	-48	0	0	0	0	-48	4,582	3,510
Tot.	**0**	**0**	**0**	**5,973**	**169**	**29**	**6,112**	**1,196**	**0**	**334**	**1,530**	**4,582**	**4,582**	**3,510**
Disc	0	0	0	4,829	125	5	4,950	1,121	0	319	1,439	3,510	3,510	3,510

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	124	0	124	99	1.000	124	100	11.0	3.6	2.2
Total: Oil Eq.	Mboe	124	0	124	99	1.000	124	100	11.0	3.6	2.2

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	4.10	10.08	0.00	67.75	8,807	100	6,512	100
Total: Oil Eq.	$/boe	86.22	-4.30	81.92	4.10	10.08	0.00	67.75	8,807	100	6,512	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average
Crown Royalty	5.0000	20.0308
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

	Net Present Value Before Income Tax				
Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	5,973	6,112	1,530	4,582	37.07
5.0	5,326	5,456	1,481	3,975	32.16
8.0	5,013	5,138	1,455	3,682	29.79
10.0	4,829	4,950	1,439	3,510	28.40
12.0	4,662	4,779	1,424	3,355	27.14
15.0	4,438	4,548	1,402	3,146	25.45
20.0	4,121	4,223	1,369	2,854	23.09

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Proved**
Property:	**Corporate**		Development Class:	**Total Nonproducing**
Description:	**Properties with Drilling Credits**		Pricing:	**GLJ (2011-01)**
			Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	11	157	57	52	81.92
2012	11	140	51	41	84.99
2013	11	89	33	25	86.62
2014	9	54	20	16	88.66
2015	5	33	12	9	91.89
2016	2	20	7	6	94.32
2017	2	16	6	5	97.09
2018	2	12	4	4	99.62
2019	1	9	3	3	102.38
2020	4	21	8	7	104.54
2021	3	16	6	5	106.71
Tot.			**206**	**172**	**87.69**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2011	4,701	0	0	4,701	0	4,701	441	36	0	0	477	4,224	556	459	1,015
2012	4,352	0	0	4,352	0	4,352	811	55	0	0	867	3,486	865	418	1,283
2013	2,815	0	0	2,815	0	2,815	585	36	0	0	622	2,194	824	270	1,094
2014	1,738	0	0	1,738	0	1,738	333	14	0	0	347	1,392	563	166	730
2015	1,093	0	0	1,093	0	1,093	216	6	0	0	221	871	342	103	445
2016	673	0	0	673	0	673	138	2	0	0	140	533	147	63	210
2017	551	0	0	551	0	551	92	1	0	0	94	457	150	51	201
2018	422	0	0	422	0	422	64	1	0	0	65	357	127	39	166
2019	330	0	0	330	0	330	47	0	0	0	47	283	96	30	127
2020	792	0	0	792	0	792	77	0	0	0	77	714	534	72	606
2021	613	0	0	613	0	613	58	0	0	0	58	555	469	56	525
Tot.	**18,079**	**0**	**0**	**18,079**	**0**	**18,079**	**2,864**	**150**	**0**	**0**	**3,014**	**15,066**	**4,672**	**1,728**	**6,401**
Disc	14,023	0	0	14,023	0	14,023	2,200	126	0	0	2,326	11,697	3,216	1,346	4,562

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2011	0	0	0	3,209	74	0	3,283	1,875	0	334	2,209	1,075	1,075	1,025
2012	0	0	0	2,203	66	0	2,269	0	0	0	0	2,269	3,344	2,991
2013	0	0	0	1,100	42	52	1,090	0	0	0	0	1,090	4,433	3,850
2014	0	0	0	662	26	97	590	0	0	0	0	590	5,023	4,273
2015	0	0	0	427	16	97	345	0	0	0	0	345	5,369	4,498
2016	0	0	0	323	10	0	333	22	0	0	22	311	5,679	4,681
2017	0	0	0	256	8	0	264	0	0	0	0	264	5,944	4,824
2018	0	0	0	191	6	21	176	0	0	0	0	176	6,120	4,910
2019	0	0	0	156	4	-89	249	24	0	0	24	226	6,346	5,010
2020	0	0	0	108	13	30	91	0	0	0	0	91	6,437	5,047
2021	0	0	0	30	10	88	-48	0	0	0	0	-48	6,389	5,030
Tot.	**0**	**0**	**0**	**8,665**	**275**	**296**	**8,644**	**1,921**	**0**	**334**	**2,255**	**6,389**	**6,389**	**5,030**
Disc	0	0	0	7,135	214	189	7,159	1,811	0	319	2,130	5,030	5,030	5,030

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	206	0	206	172	1.000	206	100	11.0	3.6	1.9
Total: Oil Eq.	Mboe	206	0	206	172	1.000	206	100	11.0	3.6	1.9

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	8.31	17.68	0.00	55.93	15,066	100	11,697	100
Total: Oil Eq.	$/boe	86.22	-4.30	81.92	8.31	17.68	0.00	55.93	15,066	100	11,697	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	9.3837	15.8385
Non-crown Royalty	0.7555	0.8300
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	8,665	8,644	2,255	6,389	30.99
5.0	7,809	7,815	2,188	5,627	27.29
8.0	7,386	7,405	2,152	5,252	25.48
10.0	7,135	7,159	2,130	5,030	24.40
12.0	6,904	6,934	2,108	4,826	23.41
15.0	6,591	6,628	2,077	4,551	22.07
20.0	6,142	6,188	2,029	4,158	20.17

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:17

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				**Heavy Oil Production**				**Total Oil Production**			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	20	282	103	87	81.92	18	7	5	76.78	299	109	93	81.62
2012	20	245	89	72	84.99	17	6	5	76.75	262	95	78	84.45
2013	20	171	62	51	86.62	14	5	5	75.93	185	68	55	85.78
2014	17	120	44	37	88.66	12	5	4	77.03	132	48	41	87.57
2015	13	86	31	27	91.89	0	0	0	0.00	86	31	27	91.89
2016	8	63	23	20	94.32	0	0	0	0.00	63	23	20	94.32
2017	8	51	19	17	97.09	0	0	0	0.00	51	19	17	97.09
2018	8	36	13	12	99.62	0	0	0	0.00	36	13	12	99.62
2019	4	25	9	8	102.38	0	0	0	0.00	25	9	8	102.38
2020	4	21	8	7	104.54	0	0	0	0.00	21	8	7	104.54
2021	3	16	6	5	106.71	0	0	0	0.00	16	6	5	106.71
Tot.			**407**	**343**	**88.01**		**23**	**19**	**76.62**		**430**	**362**	**87.42**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	299	109	93	81.62
2012	262	95	78	84.45
2013	185	68	55	85.78
2014	132	48	41	87.57
2015	86	31	27	91.89
2016	63	23	20	94.32
2017	51	19	17	97.09
2018	36	13	12	99.62
2019	25	9	8	102.38
2020	21	8	7	104.54
2021	16	6	5	106.71
Tot.		**430**	**362**	**87.42**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens														
	Working Interest				**Royalty Interest**	**Company Interest**	**Royalty Burdens Pre-Processing**		**Gas Processing Allowance**		**Total Royalty After Process.**	**Net Revenue After Royalty**	**Operating Expenses**		
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	8,917	0	0	8,917	4	8,921	1,324	36	0	0	1,360	7,561	1,721	1,000	2,721
2012	8,058	0	0	8,058	3	8,061	1,460	55	0	0	1,516	6,546	2,089	900	2,989
2013	5,801	0	0	5,801	1	5,802	1,019	36	0	0	1,055	4,747	2,020	669	2,690
2014	4,231	0	0	4,231	0	4,231	638	14	0	0	652	3,579	1,771	503	2,274
2015	2,887	0	0	2,887	0	2,887	415	6	0	0	421	2,466	1,355	272	1,627
2016	2,182	0	0	2,182	0	2,182	285	2	0	0	286	1,896	997	204	1,202
2017	1,823	0	0	1,823	0	1,823	202	1	0	0	204	1,619	996	169	1,165
2018	1,302	0	0	1,302	0	1,302	140	1	0	0	140	1,162	800	120	919
2019	946	0	0	946	0	946	100	0	0	0	100	845	549	87	635
2020	792	0	0	792	0	792	77	0	0	0	77	714	534	72	606
2021	613	0	0	613	0	613	58	0	0	0	58	555	469	56	525
Tot.	**37,551**	**0**	**0**	**37,551**	**8**	**37,559**	**5,719**	**150**	**0**	**0**	**5,869**	**31,690**	**13,300**	**4,054**	**17,354**
Disc	28,844	0	0	28,844	7	28,852	4,502	126	0	0	4,628	24,224	9,344	3,158	12,502

GLJ Petroleum Consultants

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	4,840	151	0	4,991	1,875	0	334	2,209	2,783	2,783	2,653
2012	0	0	0	3,557	131	0	3,688	0	0	0	0	3,688	6,470	5,850
2013	0	0	0	2,057	93	74	2,076	0	0	0	0	2,076	8,546	7,485
2014	0	0	0	1,305	67	122	1,250	0	0	0	0	1,250	9,796	8,380
2015	0	0	0	839	49	115	773	0	0	0	0	773	10,569	8,884
2016	0	0	0	695	37	0	732	336	0	0	336	396	10,965	9,118
2017	0	0	0	455	31	18	467	0	0	0	0	467	11,432	9,370
2018	0	0	0	242	22	112	152	0	0	0	0	152	11,584	9,444
2019	0	0	0	210	16	0	226	214	0	0	214	12	11,596	9,450
2020	0	0	0	108	13	30	91	0	0	0	0	91	11,688	9,487
2021	0	0	0	30	10	88	-48	0	0	0	0	-48	11,640	9,469
Tot.	**0**	**0**	**0**	**14,337**	**621**	**559**	**14,398**	**2,424**	**0**	**334**	**2,758**	**11,640**	**11,640**	**9,469**
Disc	0	0	0	11,722	477	330	11,869	2,081	0	319	2,400	9,469	9,469	9,469

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	407	0	407	343	1.000	407	95	11.0	4.0	2.2
Heavy Oil	Mbbl	23	0	23	19	1.000	23	5	4.0	3.5	1.8
Total: Oil	Mbbl	430	0	430	362	1.000	430	100	11.0	3.9	2.1
Total: Oil Eq.	Mboe	430	0	430	362	1.000	430	100	11.0	3.9	2.1

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	12.35	23.21	0.00	46.36	30,200	95	22,974	95
Heavy Oil	$/bbl	86.22	-9.44	76.78	13.89	51.40	0.00	11.48	1,490	5	1,251	5
Total: Oil	$/bbl	86.22	-4.61	81.62	12.44	24.90	0.00	44.28	31,690	100	24,224	100
Total: Oil Eq.	$/boe	86.22	-4.61	81.62	12.44	24.90	0.00	44.28	31,690	100	24,224	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	14.8505	15.2299
Non-crown Royalty	0.3983	0.3996
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	14,337	14,398	2,758	11,640	27.09
5.0	12,878	12,993	2,553	10,440	24.30
8.0	12,154	12,290	2,456	9,834	22.89
10.0	11,722	11,869	2,400	9,469	22.04
12.0	11,325	11,480	2,349	9,131	21.25
15.0	10,785	10,950	2,280	8,669	20.18
20.0	10,010	10,185	2,185	8,001	18.62

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:17

GLJ Petroleum Consultants

TOTAL RESERVES FORECASTS

TABLE OF CONTENTS

Company:	**Cougar Oil and Gas Canada Inc.**
Property:	**Corporate**
Description:	**Properties with Drilling Credits**

Reserve Class:	**Various**
Development Class:	**Classifications**
Pricing:	**GLJ (2011-01)**
Effective Date:	**December 31, 2010**

Summary of Reserves and Values

	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES		
Light/Medium Oil (Mbbl)		
Total Company Interest	283	690
Working Interest	283	690
Net After Royalty	225	568
Heavy Oil (Mbbl)		
Total Company Interest	7	30
Working Interest	7	30
Net After Royalty	5	24
Oil Equivalent (Mbbl)		
Total Company Interest	290	720
Working Interest	290	720
Net After Royalty	230	592
BEFORE TAX PRESENT VALUE (M$)		
0%	11,058	22,698
5%	9,161	19,601
8%	8,304	18,138
10%	7,818	17,287
12%	7,388	16,519
15%	6,829	15,498
20%	6,073	14,073
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)		
2011	1,710	4,492
2012	2,142	5,830
2013	1,638	3,714
2014	1,184	2,433
2015	945	1,718
2016	509	905

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Total Probable																			
All Properties																			
Alexander	0	8	0	8	0	7	0	0	7	0	5	0	0	5	2.2	152	136	132	129
Trout	0	133	0	133	0	283	0	0	283	0	225	0	0	225	5.8	10,856	8,120	7,638	7,212
Total: All Properties	**0**	**141**	**0**	**141**	**0**	**290**	**0**	**0**	**290**	**0**	**230**	**0**	**0**	**230**	**5.6**	**11,008**	**8,256**	**7,770**	**7,341**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	50	48	48	48
Total: Total Probable	**0**	**141**	**0**	**141**	**0**	**290**	**0**	**0**	**290**	**0**	**230**	**0**	**0**	**230**	**5.6**	**11,058**	**8,304**	**7,818**	**7,388**
Total Proved Plus Probable																			
All Properties																			
Alexander	0	26	0	26	0	30	0	0	30	0	24	0	0	24	2.9	293	267	262	256
Trout	0	414	0	414	0	690	0	0	690	0	568	0	0	568	4.6	22,189	17,663	16,820	16,059
Total: All Properties	**0**	**440**	**0**	**440**	**0**	**720**	**0**	**0**	**720**	**0**	**592**	**0**	**0**	**592**	**4.5**	**22,482**	**17,931**	**17,082**	**16,315**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	216	208	206	204
Total: Total Proved Plus Probable	**0**	**440**	**0**	**440**	**0**	**720**	**0**	**0**	**720**	**0**	**592**	**0**	**0**	**592**	**4.5**	**22,698**	**18,138**	**17,287**	**16,519**

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0	
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0	

1110807   Class (F,I), GLJ (2011-01), crv

March 08, 2011 10:47:52

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	2	133	49	44	81.92	8	3	2	76.78	141	51	46	81.63
2012	2	130	47	31	84.99	6	2	1	76.75	136	50	32	84.63
2013	2	91	33	24	86.62	4	1	1	75.93	94	34	25	86.20
2014	4	72	26	20	88.66	2	1	1	77.03	74	27	20	88.34
2015	5	57	21	16	91.89	0	0	0	0.00	57	21	16	91.89
2016	7	42	15	12	94.32	0	0	0	0.00	42	15	12	94.32
2017	1	28	10	8	97.09	0	0	0	0.00	28	10	8	97.09
2018	1	32	12	10	99.62	0	0	0	0.00	32	12	10	99.62
2019	5	31	11	10	102.38	0	0	0	0.00	31	11	10	102.38
2020	4	28	10	9	104.54	0	0	0	0.00	28	10	9	104.54
2021	5	22	8	7	106.71	0	0	0	0.00	22	8	7	106.71
2022	5	29	11	9	108.93	0	0	0	0.00	29	11	9	108.93
Sub.			254	200	90.56		7	5	76.64		261	204	90.18
Rem.			29	26	114.17		0	0	0.00		29	26	114.17
Tot.			**283**	**225**	**92.98**		**7**	**5**	**76.64**		**290**	**230**	**92.58**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	141	51	46	81.63
2012	136	50	32	84.63
2013	94	34	25	86.20
2014	74	27	20	88.34
2015	57	21	16	91.89
2016	42	15	12	94.32
2017	28	10	8	97.09
2018	32	12	10	99.62
2019	31	11	10	102.38
2020	28	10	9	104.54
2021	22	8	7	106.71
2022	29	11	9	108.93
Sub.		261	204	90.18
Rem.		29	26	114.17
Tot.		**290**	**230**	**92.58**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance				Operating Expenses		
	Working Interest				Royalty Interest	Company Interest					Total Royalty After	Net Revenue After			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	Process. M$	Royalty M$	Fixed M$	Variable M$	Total M$
2011	4,200	0	0	4,200	0	4,200	403	17	0	0	420	3,780	113	468	582
2012	4,198	0	0	4,198	0	4,198	1,455	17	0	0	1,472	2,726	200	448	647
2013	2,969	0	0	2,969	2	2,971	813	14	0	0	828	2,143	285	314	599
2014	2,376	0	0	2,376	0	2,376	576	18	0	0	594	1,782	412	244	655
2015	1,913	0	0	1,913	0	1,913	398	9	0	0	407	1,506	453	180	633
2016	1,458	0	0	1,458	0	1,458	299	2	0	0	301	1,157	347	136	483
2017	1,006	0	0	1,006	0	1,006	241	0	0	0	241	765	104	93	197
2018	1,177	0	0	1,177	0	1,177	216	1	0	0	217	960	316	109	425
2019	1,170	0	0	1,170	0	1,170	182	0	0	0	182	988	513	107	620
2020	1,058	0	0	1,058	0	1,058	151	0	0	0	151	906	393	97	490
2021	860	0	0	860	0	860	121	0	0	0	121	739	329	78	407
2022	1,166	0	0	1,166	0	1,166	143	0	0	0	143	1,023	672	106	779
Sub.	23,550	0	0	23,550	2	23,552	5,000	77	0	0	5,077	18,475	4,137	2,381	6,518
Rem.	3,314	0	0	3,314	0	3,314	389	0	0	0	389	2,925	2,049	302	2,351
Tot.	**26,864**	**0**	**0**	**26,864**	**2**	**26,866**	**5,389**	**77**	**0**	**0**	**5,466**	**21,400**	**6,187**	**2,683**	**8,870**
Disc	17,460	0	0	17,460	2	17,461	3,710	62	0	0	3,772	13,689	2,793	1,791	4,584

Page 2

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	3,198	62	0	3,260	1,282	0	269	1,551	1,710	1,710	1,630
2012	0	0	0	2,079	63	0	2,142	0	0	0	0	2,142	3,852	3,487
2013	0	0	0	1,545	45	-48	1,638	0	0	0	0	1,638	5,490	4,778
2014	0	0	0	1,127	35	-22	1,184	0	0	0	0	1,184	6,674	5,626
2015	0	0	0	873	28	-43	945	0	0	0	0	945	7,618	6,241
2016	0	0	0	673	21	163	532	22	0	0	22	509	8,127	6,542
2017	0	0	0	567	15	-18	600	0	0	0	0	600	8,727	6,865
2018	0	0	0	535	17	-91	644	0	0	0	0	644	9,371	7,180
2019	0	0	0	368	17	19	366	-214	0	0	-214	579	9,950	7,438
2020	0	0	0	416	15	-30	461	239	0	0	239	222	10,172	7,527
2021	0	0	0	331	11	9	334	0	0	0	0	334	10,506	7,650
2022	0	0	0	244	17	0	261	0	0	0	0	261	10,767	7,737
Sub.	0	0	0	11,957	347	-61	12,365	1,330	0	269	1,598	10,767	10,767	7,737
Rem.	0	0	0	573	49	157	465	174	0	0	174	291	11,058	7,818
Tot.	**0**	**0**	**0**	**12,530**	**396**	**95**	**12,831**	**1,504**	**0**	**269**	**1,773**	**11,058**	**11,058**	**7,818**
Disc	0	0	0	9,105	259	-1	9,365	1,290	0	256	1,546	7,818	7,818	7,818

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	283	0	283	225	1.000	283	98	16.0	5.8	3.5
Heavy Oil	Mbbl	7	0	7	5	1.000	7	2	4.0	2.5	1.3
Total: Oil	Mbbl	290	0	290	230	1.000	290	100	16.0	5.6	3.4
Total: Oil Eq.	Mboe	290	0	290	230	1.000	290	100	16.0	5.6	3.4

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	6.97	10.34	0.00	64.62	21,047	98	13,382	98
Heavy Oil	$/bbl	86.22	-9.45	76.78	27.83	27.35	0.00	21.60	353	2	307	2
Total: Oil	$/bbl	86.22	-4.59	81.63	8.16	11.31	0.00	62.16	21,400	100	13,689	100
Total: Oil Eq.	$/boe	86.22	-4.59	81.63	8.16	11.31	0.00	62.16	21,400	100	13,689	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	9.5938	20.0587
Non-crown Royalty	0.4012	0.2880
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	12,530	12,831	1,773	11,058	38.10
5.0	10,511	10,795	1,634	9,161	31.57
8.0	9,612	9,882	1,577	8,304	28.61
10.0	9,105	9,365	1,546	7,818	26.94
12.0	8,658	8,908	1,519	7,388	25.46
15.0	8,078	8,314	1,485	6,829	23.53
20.0	7,297	7,511	1,439	6,073	20.93

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Properties with Drilling Credits**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	23	414	151	132	81.92	26	9	7	76.78	440	161	139	81.62
2012	23	375	137	103	84.99	23	8	7	76.75	397	145	110	84.51
2013	23	262	95	75	86.62	18	7	6	75.93	280	102	80	85.92
2014	22	192	70	56	88.66	15	5	5	77.03	206	75	61	87.84
2015	18	143	52	43	91.89	0	0	0	0.00	143	52	43	91.89
2016	15	106	39	32	94.32	0	0	0	0.00	106	39	32	94.32
2017	9	80	29	25	97.09	0	0	0	0.00	80	29	25	97.09
2018	9	68	25	21	99.62	0	0	0	0.00	68	25	21	99.62
2019	9	57	21	18	102.38	0	0	0	0.00	57	21	18	102.38
2020	8	48	18	16	104.54	0	0	0	0.00	48	18	16	104.54
2021	8	38	14	12	106.71	0	0	0	0.00	38	14	12	106.71
2022	5	29	11	9	108.93	0	0	0	0.00	29	11	9	108.93
Sub.			661	542	88.99		30	24	76.63		691	566	88.46
Rem.			29	26	114.17		0	0	0.00		29	26	114.17
Tot.			**690**	**568**	**90.05**		**30**	**24**	**76.63**		**720**	**592**	**89.50**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	440	161	139	81.62
2012	397	145	110	84.51
2013	280	102	80	85.92
2014	206	75	61	87.84
2015	143	52	43	91.89
2016	106	39	32	94.32
2017	80	29	25	97.09
2018	68	25	21	99.62
2019	57	21	18	102.38
2020	48	18	16	104.54
2021	38	14	12	106.71
2022	29	11	9	108.93
Sub.		691	566	88.46
Rem.		29	26	114.17
Tot.		**720**	**592**	**89.50**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance				Operating Expenses		
	Working Interest				Royalty Interest	Company Interest					Total Royalty After	Net Revenue After			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	Process. M$	Royalty M$	Fixed M$	Variable M$	Total M$
2011	13,116	0	0	13,116	4	13,121	1,727	52	0	0	1,779	11,341	1,834	1,469	3,303
2012	12,256	0	0	12,256	3	12,260	2,915	72	0	0	2,987	9,272	2,288	1,348	3,636
2013	8,770	0	0	8,770	3	8,773	1,832	50	0	0	1,883	6,890	2,305	983	3,288
2014	6,607	0	0	6,607	0	6,607	1,214	32	0	0	1,246	5,361	2,182	747	2,930
2015	4,800	0	0	4,800	0	4,800	813	15	0	0	828	3,972	1,808	452	2,260
2016	3,640	0	0	3,640	0	3,640	584	3	0	0	588	3,053	1,344	341	1,685
2017	2,829	0	0	2,829	0	2,829	443	2	0	0	445	2,384	1,100	263	1,362
2018	2,479	0	0	2,479	0	2,479	356	1	0	0	357	2,122	1,116	229	1,344
2019	2,116	0	0	2,116	0	2,116	282	0	0	0	282	1,833	1,062	194	1,256
2020	1,850	0	0	1,850	0	1,850	229	0	0	0	229	1,621	927	169	1,097
2021	1,473	0	0	1,473	0	1,473	179	0	0	0	179	1,293	798	134	933
2022	1,166	0	0	1,166	0	1,166	143	0	0	0	143	1,023	672	106	779
Sub.	61,101	0	0	61,101	10	61,112	10,719	227	0	0	10,946	50,166	17,437	6,435	23,872
Rem.	3,314	0	0	3,314	0	3,314	389	0	0	0	389	2,925	2,049	302	2,351
Tot.	**64,415**	**0**	**0**	**64,415**	**10**	**64,425**	**11,108**	**227**	**0**	**0**	**11,335**	**53,090**	**19,487**	**6,737**	**26,224**
Disc	46,304	0	0	46,304	9	46,313	8,212	188	0	0	8,400	37,913	12,137	4,949	17,086

GLJ Petroleum Consultants

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	8,038	214	0	8,252	3,157	0	603	3,759	4,492	4,492	4,283
2012	0	0	0	5,636	194	0	5,830	0	0	0	0	5,830	10,322	9,337
2013	0	0	0	3,602	138	26	3,714	0	0	0	0	3,714	14,036	12,263
2014	0	0	0	2,432	102	101	2,433	0	0	0	0	2,433	16,469	14,006
2015	0	0	0	1,712	78	72	1,718	0	0	0	0	1,718	18,187	15,125
2016	0	0	0	1,368	58	163	1,264	358	0	0	358	905	19,092	15,661
2017	0	0	0	1,022	45	0	1,067	0	0	0	0	1,067	20,160	16,235
2018	0	0	0	778	39	21	796	0	0	0	0	796	20,955	16,624
2019	0	0	0	577	32	19	591	0	0	0	0	591	21,546	16,887
2020	0	0	0	524	28	0	552	239	0	0	239	313	21,860	17,014
2021	0	0	0	361	22	97	286	0	0	0	0	286	22,146	17,119
2022	0	0	0	244	17	0	261	0	0	0	0	261	22,407	17,206
Sub.	0	0	0	26,293	968	498	26,763	3,754	0	603	4,356	22,407	22,407	17,206
Rem.	0	0	0	573	49	157	465	174	0	0	174	291	22,698	17,287
Tot.	**0**	**0**	**0**	**26,867**	**1,016**	**655**	**27,229**	**3,928**	**0**	**603**	**4,531**	**22,698**	**22,698**	**17,287**
Disc	0	0	0	20,827	735	329	21,234	3,371	0	575	3,946	17,287	17,287	17,287

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	690	0	690	568	1.000	690	96	16.0	4.6	2.6
Heavy Oil	Mbbl	30	0	30	24	1.000	30	4	4.0	3.1	1.6
Total: Oil	Mbbl	720	0	720	592	1.000	720	100	16.0	4.5	2.5
Total: Oil Eq.	Mboe	720	0	720	592	1.000	720	100	16.0	4.5	2.5

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	10.62	19.09	0.00	52.22	51,248	97	36,355	96
Heavy Oil	$/bbl	86.22	-9.45	76.78	18.23	43.92	0.00	14.63	1,843	3	1,558	4
Total: Oil	$/bbl	86.22	-4.60	81.62	11.07	20.55	0.00	50.00	53,090	100	37,913	100
Total: Oil Eq.	$/boe	86.22	-4.60	81.62	11.07	20.55	0.00	50.00	53,090	100	37,913	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	13.1674	17.2437
Non-crown Royalty	0.3992	0.3531
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	26,867	27,229	4,531	22,698	31.53
5.0	23,389	23,788	4,188	19,601	27.23
8.0	21,766	22,172	4,034	18,138	25.20
10.0	20,827	21,234	3,946	17,287	24.01
12.0	19,982	20,387	3,868	16,519	22.95
15.0	18,863	19,263	3,765	15,498	21.53
20.0	17,308	17,697	3,623	14,073	19.55

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

RESERVES DEFINITIONS

Reserves estimates have been prepared by GLJ Petroleum Consultants (GLJ) in accordance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The following reserves definitions are set out by the Canadian Securities Administrators in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (NI 51-101; in Part 2 of the Glossary to NI 51-101) with reference to the COGE Handbook.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;

- the use of established technology;

- specified economic conditions[1], which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

---

[1] *For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:*
(a) **forecast prices and costs, in Canada under NI 51-101**
(b) **constant prices and costs**, *based on the average of the first day posted prices in each of the 12 months of the reporting issuer's financial year, under* **US SEC rules** *(this is optional disclosure under NI 51-101).*

Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to Reported Reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with *reserves* estimates and the effect of aggregation is provided in Section 5.5.3 [of the *COGE Handbook*].

DOCUMENTED RESERVES CATEGORIES

Production and revenue projections are prepared for each of the following main reserves categories:

<u>Reserves Category</u>
Proved
Proved Plus Probable

<u>Production and Development Status</u>
Developed Producing*
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

* as producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing"

Reserves and revenue projections are available in GLJ's evaluation database for any reserves and development subcategory including those determined by difference (e.g., probable producing).

The following reserves categories are documented in this Corporate Summary volume:

Proved Producing
Proved Developed Non-producing
Proved Undeveloped
Total Proved
Total Probable
Total Proved Plus Probable

Documentation for the following additional reserves categories is provided in the "Expanded Corporate Summary Information", which has been provided to the Company in electronic format only.

Proved
Developed Producing
Developed Non-producing
Undeveloped
Total

Probable
Developed Producing
Developed Non-producing
Undeveloped
Total

Proved Plus Probable
    Developed Producing
    Developed Non-producing
    Undeveloped
    Total

Individual property evaluation reports contain detailed documentation of reserves estimation methodology and evaluation procedures.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

EVALUATION PROCEDURE

TABLE OF CONTENTS

INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

OTHER INCOME

ECONOMIC PARAMETERS

OIL EQUIVALENT OR GAS EQUIVALENT

CONSTANT PRICE ANALYSIS

LIST OF ABBREVIATIONS

List of Tables

GLJ Petroleum Consultants

EVALUATION PROCEDURE

The following outlines the methodology employed by GLJ Petroleum Consultants (GLJ) in conducting the evaluation of the Company's oil and gas properties. GLJ evaluation procedures are in compliance with standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook.

INTEREST DESCRIPTIONS

The Company provided GLJ with current land interest information. The Company provided a representation letter confirming accuracy of land information. Certain cross-checks of land and accounting information were undertaken by GLJ as recommended in the COGE Handbook. In this process, nothing came to GLJ's attention that indicated that information provided by the Company was incomplete or unreliable.

In GLJ's reports, "Company Interest" reserves and values refer to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In the Securities Reporting section, working interest (or Company Gross) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

[*]*Royalty interest reserves include royalty volumes derived only from other working interest owners.*

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by the Company or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

The Company provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2010 to December 31, 2010. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Company property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

- proximity to existing facilities
- plans of the operator
- economics

OTHER INCOME

The following streams are included as "Other Income" in the Company's corporate total economic forecasts:

- Processing Income – The Company receives revenue from processing partner and third-party oil, gas and/or water volumes in certain properties as summarized (for the total proved plus probable reserves category) in Table EP-1.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a) The effective date is December 31, 2010.

b) Operating and capital costs were estimated in 2011 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a discount factor of 10.0 percent with all values discounted annually to December 31, 2010, on a mid-calendar-year basis.

d) Alberta crown royalties have been determined in accordance with the Alberta New Royalty Framework (NRF) which passed provincial legislation in December 2008, including March 11 and May 27, 2010 announcements.

e) Royalty holidays applicable to existing wells or forecast drilling are included in individual well economics. These credits are itemized within the property reports.

f) Drilling credits ($200/metres drilled) under the Alberta drilling credit incentive program, announced on March 3, 2009 expiring March 31, 2011, are included in the corporate total economic forecasts as a credit against capital expenditures. The following summarizes the net drilling credits included in this evaluation ($000's): 2011 - 680.

g) Gas processing allowances relating to remaining undepreciated capital bases, were included in individual property economic evaluations. Alberta gas cost allowance calculations have incorporated changes associated with the Alberta NRF.

h) Mineral taxes on freehold interests were included.

i) Field level overhead charges have been included; recovery of overhead expenses has not been included.

j) The Company's office G&A costs have not been included.

k) Well abandonment costs for all wells with reserves have been included at the property level. Abandonment costs are based on actual operator submissions to the ERCB and the ERCB Directive 006. Additional abandonment costs associated with non-reserves wells, lease reclamation costs and facility abandonment and reclamation expenses have not been included in this analysis.

OIL EQUIVALENT OR GAS EQUIVALENT

In this report, quantities of hydrocarbons have been converted to barrels of oil equivalent (BOE); or to sales gas equivalent (SGE) using factors of 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur. Users of oil equivalent values are cautioned that while BOE based metrics are useful for comparative purposes, they may be misleading when used in isolation.

CONSTANT PRICE ANALYSIS

In the constant price analysis, individual property economic forecasts were rerun using zero inflation and with a fixed price that reflects the average of the first-day-of-month reference prices for the 12 months prior to the effective date of this report. Additional clarification and results are presented in the Constant Price Analysis section of this report.

LIST OF ABBREVIATIONS

AOF	absolute open flow
BBL	barrels
BCF	billion cubic feet of gas at standard conditions
BOE	barrel of oil equivalent, in this evaluation determined using 6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
BOPD	barrels of oil per day
BTU	British thermal units
BWPD	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
MBBL	thousand barrels
MBOE	thousand BOE
MCF	thousand cubic feet of gas at standard conditions
MCFE	thousand cubic feet of gas equivalent
MLT	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMBBL	million barrels
MMBOE	million BOE
MMBTU	million British thermal units
MMCF	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
MSTB	thousand stock tank barrels
MMSTB	million stock tank barrels
NGL	natural gas liquids (ethane, propane, butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
psia	pounds per square inch absolute
psig	pounds per square inch gauge

GLJ Petroleum Consultants

PVT	pressure-volume-temperature
RLI	reserves life index, calculated by dividing reserves by the forecast of first year production
SCF	standard cubic feet
SGE	Sales gas equivalent – if presented in this evaluation, determined using 1 barrel of oil or natural gas liquid = 6 MCFe; 0 for sulphur
STB	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Annual Other Income (M$)

| Entity Description | Year | | | | | | | | | | | | Totals | | |
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total
Total															
All Properties															
Trout	214	194	138	102	78	58	45	39	32	28	22	17	968	49	1,016
Total: All Properties	**214**	**194**	**138**	**102**	**78**	**58**	**45**	**39**	**32**	**28**	**22**	**17**	**968**	**49**	**1,016**
Total	**214**	**194**	**138**	**102**	**78**	**58**	**45**	**39**	**32**	**28**	**22**	**17**	**968**	**49**	**1,016**

1110807   Total Proved Plus Probable, GLJ (2011-01), oth

March 08, 2011 10:48:57

GLJ Petroleum Consultants

PRODUCT PRICE AND MARKET FORECASTS
January 1, 2011

GLJ Petroleum Consultants has prepared its January 1, 2011 price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

Table 1

GLJ Petroleum Consultants Ltd.

Crude Oil and Natural Gas Liquids

Price Forecast

Effective January 1, 2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2011 $ $US/bbl	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE Brent Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2000	2.7	0.673	38.00	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.82	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	31.13	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	36.26	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	47.02	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	63.11	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	72.22	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	77.47	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	104.19	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009	0.4	0.880	63.16	61.78	62.50	66.32	60.18	58.40	58.66	54.46	63.84	62.96	N/A	38.03	48.17	68.17
2010	1.8	0.971	80.86	79.42	80.06	78.02	68.28	66.79	67.12	60.62	76.50	73.81	N/A	46.87	65.59	84.04
2011 Q1	2.0	0.980	88.00	88.00	89.00	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q2	2.0	0.980	88.00	88.00	88.50	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q3	2.0	0.980	88.00	88.00	88.50	86.73	76.33	75.03	75.43	69.21	84.57	83.27	13.04	54.64	67.65	91.07
2011 Q4	2.0	0.980	88.00	88.00	88.00	86.73	74.59	73.29	73.69	66.96	84.57	83.27	15.16	54.64	67.65	91.07
2011 Full Year	2.0	0.980	88.00	88.00	88.50	86.22	75.87	74.58	74.98	68.79	84.07	82.78	13.66	54.32	67.26	90.54
2012	2.0	0.980	87.25	89.00	88.25	89.29	75.89	74.55	74.95	68.33	84.38	83.04	15.68	56.25	68.75	91.96
2013	2.0	0.980	86.51	90.00	88.50	90.92	75.10	73.73	74.13	67.03	85.01	83.64	17.62	57.28	70.01	92.74
2014	2.0	0.980	86.69	92.00	90.50	92.96	76.23	74.83	75.23	67.84	86.45	84.59	19.21	58.56	71.58	94.82
2015	2.0	0.980	87.92	95.17	93.67	96.19	78.88	77.44	77.84	70.23	89.46	87.54	20.79	60.60	74.07	98.12
2016	2.0	0.980	88.35	97.55	96.05	98.62	80.87	79.39	79.79	72.03	91.72	89.75	21.85	62.13	75.94	100.59
2017	2.0	0.980	89.03	100.26	98.76	101.39	83.14	81.62	82.02	74.08	94.29	92.26	22.62	63.87	78.07	103.42
2018	2.0	0.980	89.44	102.74	101.24	103.92	85.21	83.65	84.05	75.95	96.64	94.57	23.14	65.47	80.02	106.00
2019	2.0	0.980	90.00	105.45	103.95	106.68	87.48	85.88	86.28	78.00	99.22	97.08	23.67	67.21	82.15	108.82
2020	2.0	0.980	90.00	107.56	106.06	108.84	89.25	87.61	88.01	79.59	101.22	99.04	24.20	68.57	83.80	111.01
2021+	2.0	0.980	90.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.

Revised 12-31-10

GLJ Petroleum Consultants

Table 2
GLJ Petroleum Consultants Ltd.
Natural Gas and Sulphur
Price Forecast
Effective January 1, 2011

Year	Henry Hub Nymex Near Month Contract Constant 2011 $ $US/mmbtu	Henry Hub Nymex Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO/NIT Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2011 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot $/mmbtu	Sumas Spot $US/mmbtu	British Columbia Westcoast Station 2 $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2000	5.43	4.32	3.96	5.08	6.19	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.94	4.03	4.45	6.23	7.44	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	4.01	3.36	3.25	4.04	4.64	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.39	5.47	5.46	6.66	7.58	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	7.02	6.18	6.13	6.88	7.61	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	10.04	9.00	8.24	8.58	9.39	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.63	6.99	6.93	7.16	7.59	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.61	7.12	6.83	6.65	6.87	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.30	8.90	8.91	8.16	8.28	7.92	7.88	7.85	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009	4.26	4.16	4.05	4.19	4.07	3.98	3.85	3.69	3.23	3.87	4.00	3.91	4.17	4.04	57.06	24.57
2010	4.47	4.39	4.51	4.17	4.00	3.93	4.17	3.73	3.30	3.94	3.80	4.22	4.01	3.90	88.75	48.07
2011 Q1	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q2	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q3	4.30	4.30	4.40	3.98	3.75	3.75	3.71	3.61	3.17	3.61	3.95	4.05	3.78	3.63	140.00	99.86
2011 Q4	5.00	5.00	5.10	4.59	4.36	4.36	4.31	4.19	3.86	4.21	4.56	4.75	4.39	4.24	140.00	99.86
2011 Full Year	4.50	4.50	4.60	4.16	3.92	3.92	3.89	3.78	3.37	3.79	4.13	4.25	3.96	3.80	140.00	99.86
2012	5.05	5.15	5.25	4.74	4.42	4.51	4.37	4.34	4.00	4.27	4.71	4.85	4.54	4.39	125.00	84.55
2013	5.53	5.75	5.85	5.31	4.87	5.06	4.91	4.88	4.59	4.81	5.28	5.40	5.11	4.95	125.00	84.55
2014	5.89	6.25	6.35	5.77	5.20	5.52	5.35	5.32	5.08	5.25	5.74	5.90	5.57	5.40	100.00	59.04
2015	6.24	6.75	6.85	6.22	5.52	5.97	5.80	5.76	5.57	5.70	6.19	6.40	6.02	5.86	100.00	59.04
2016	6.43	7.10	7.20	6.53	5.69	6.28	6.09	6.05	5.91	5.99	6.50	6.75	6.33	6.16	100.00	59.04
2017	6.50	7.32	7.42	6.76	5.77	6.50	6.31	6.26	6.13	6.21	6.73	6.97	6.56	6.39	102.00	61.08
2018	6.50	7.47	7.57	6.90	5.79	6.65	6.45	6.41	6.27	6.35	6.87	7.12	6.70	6.53	104.04	63.16
2019	6.50	7.62	7.72	7.06	5.80	6.80	6.60	6.55	6.42	6.50	7.03	7.27	6.86	6.69	106.12	65.29
2020	6.50	7.77	7.87	7.21	5.82	6.95	6.75	6.70	6.56	6.65	7.18	7.42	7.01	6.84	108.24	67.45
2021+	6.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	5.82	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised 12-31-10

GLJ Petroleum Consultants

CONSTANT PRICE ANALYSIS

TABLE OF CONTENTS

CONSTANT PRICE ANALYSIS

DISCUSSION

This section provides economic forecasts based on current costs and constant prices as follows:

> The average of the first day posted prices in each of the 12 months of the Company's fiscal year (consistent with U.S. SEC rules).

Historical price adjustments relating to factors such as product quality and transportation were applied on an individual property basis in cash flow calculations.

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**Properties with Drilling Credits**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	201	82	118	401	283	684
Working Interest	201	82	118	401	283	684
Net After Royalty	180	75	97	352	237	589
Heavy Oil (Mbbl)						
Total Company Interest	23	0	0	23	7	30
Working Interest	23	0	0	23	7	30
Net After Royalty	20	0	0	20	5	25
Oil Equivalent (Mbbl)						
Total Company Interest	223	82	118	424	290	713
Working Interest	223	82	118	423	290	713
Net After Royalty	200	75	97	372	242	613
BEFORE TAX PRESENT VALUE (M$)						
0%	4,040	1,296	3,620	8,956	8,747	17,703
5%	3,776	1,190	3,152	8,118	7,370	15,488
8%	3,629	1,133	2,923	7,685	6,730	14,415
10%	3,536	1,097	2,788	7,421	6,362	13,783
12%	3,447	1,064	2,665	7,175	6,032	13,208
15%	3,321	1,016	2,499	6,836	5,599	12,435
20%	3,128	945	2,265	6,338	5,004	11,342
FIRST 6 YEARS BEFORE TAX CASH FLOW (M$)						
2011	1,506	91	582	2,179	1,344	3,523
2012	1,193	825	1,084	3,102	1,880	4,982
2013	801	300	564	1,665	1,420	3,084
2014	500	102	407	1,009	957	1,966
2015	280	-42	299	537	789	1,326
2016	-23	26	220	224	408	632

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index yrs	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe		0%	8%	10%	12%
Proved Producing																			
All Properties																			
Alexander	0	18	0	18	0	23	0	0	23	0	20	0	0	20	3.2	97	91	90	88
Trout	0	124	0	124	0	201	0	0	201	0	180	0	0	180	4.4	3,943	3,538	3,447	3,359
Total: All Properties	**0**	**142**	**0**	**142**	**0**	**223**	**0**	**0**	**223**	**0**	**200**	**0**	**0**	**200**	**4.3**	**4,040**	**3,629**	**3,536**	**3,447**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Producing	**0**	**142**	**0**	**142**	**0**	**223**	**0**	**0**	**223**	**0**	**200**	**0**	**0**	**200**	**4.3**	**4,040**	**3,629**	**3,536**	**3,447**
Proved Developed Nonproducing																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	63	0	63	0	82	0	0	82	0	75	0	0	75	3.6	1,296	1,133	1,097	1,064
Total: All Properties	**0**	**63**	**0**	**63**	**0**	**82**	**0**	**0**	**82**	**0**	**75**	**0**	**0**	**75**	**3.6**	**1,296**	**1,133**	**1,097**	**1,064**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Total: Proved Developed Nonproducing	**0**	**63**	**0**	**63**	**0**	**82**	**0**	**0**	**82**	**0**	**75**	**0**	**0**	**75**	**3.6**	**1,296**	**1,133**	**1,097**	**1,064**
Proved Undeveloped																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	94	0	94	0	118	0	0	118	0	97	0	0	97	3.4	3,492	2,799	2,665	2,543
Total: All Properties	**0**	**94**	**0**	**94**	**0**	**118**	**0**	**0**	**118**	**0**	**97**	**0**	**0**	**97**	**3.4**	**3,492**	**2,799**	**2,665**	**2,543**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	129	124	123	121
Total: Proved Undeveloped	**0**	**94**	**0**	**94**	**0**	**118**	**0**	**0**	**118**	**0**	**97**	**0**	**0**	**97**	**3.4**	**3,620**	**2,923**	**2,788**	**2,665**
Total Proved																			
All Properties																			
Alexander	0	18	0	18	0	23	0	0	23	0	20	0	0	20	3.2	97	91	90	88
Trout	0	282	0	282	0	401	0	0	401	0	352	0	0	352	3.9	8,731	7,471	7,209	6,966
Total: All Properties	**0**	**299**	**0**	**299**	**0**	**424**	**0**	**0**	**424**	**0**	**372**	**0**	**0**	**372**	**3.9**	**8,828**	**7,561**	**7,299**	**7,054**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	129	124	123	121
Total: Total Proved	**0**	**299**	**0**	**299**	**0**	**424**	**0**	**0**	**424**	**0**	**372**	**0**	**0**	**372**	**3.9**	**8,956**	**7,685**	**7,421**	**7,175**

1110807   Class (A,B1,B2,C,F,I), SEC Posted 2010/12/31 (12 Month Avg), crv   March 08, 2011 10:49:20

GLJ Petroleum Consultants

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	yrs	0%	8%	10%	12%
Total Probable																			
All Properties																			
Alexander	0	8	0	8	0	7	0	0	7	0	5	0	0	5	2.2	140	125	121	118
Trout	0	133	0	133	0	283	0	0	283	0	237	0	0	237	5.8	8,562	6,562	6,198	5,872
Total: All Properties	**0**	**141**	**0**	**141**	**0**	**290**	**0**	**0**	**290**	**0**	**242**	**0**	**0**	**242**	**5.6**	**8,702**	**6,687**	**6,319**	**5,990**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	45	43	43	42
Total: Total Probable	**0**	**141**	**0**	**141**	**0**	**290**	**0**	**0**	**290**	**0**	**242**	**0**	**0**	**242**	**5.6**	**8,747**	**6,730**	**6,362**	**6,032**
Total Proved Plus Probable																			
All Properties																			
Alexander	0	26	0	26	0	30	0	0	30	0	25	0	0	25	2.9	237	216	211	206
Trout	0	414	0	414	0	684	0	0	684	0	589	0	0	589	4.5	17,293	14,033	13,407	12,838
Total: All Properties	**0**	**440**	**0**	**440**	**0**	**713**	**0**	**0**	**713**	**0**	**613**	**0**	**0**	**613**	**4.4**	**17,530**	**14,249**	**13,618**	**13,044**
Drilling Credits	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	173	167	165	164
Total: Total Proved Plus Probable	**0**	**440**	**0**	**440**	**0**	**713**	**0**	**0**	**713**	**0**	**613**	**0**	**0**	**613**	**4.4**	**17,703**	**14,415**	**13,783**	**13,208**

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

1110807   Class (A,B1,B2,C,F,I), SEC Posted 2010/12/31 (12 Month Avg), crv

March 08, 2011 10:49:20

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**Properties with Drilling Credits**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	9	124	45	37	73.93	18	7	6	69.96	142	52	43	73.43
2012	9	104	38	33	73.93	17	6	5	69.96	121	44	38	73.38
2013	9	82	30	27	73.93	14	5	5	69.96	96	35	31	73.33
2014	8	66	24	22	73.93	12	5	4	69.96	79	29	26	73.30
2015	8	53	20	18	73.93	0	0	0	0.00	53	20	18	73.93
2016	7	44	16	15	73.93	0	0	0	0.00	44	16	15	73.93
2017	7	36	13	13	73.93	0	0	0	0.00	36	13	13	73.93
2018	6	24	9	9	73.93	0	0	0	0.00	24	9	9	73.93
2019	3	16	6	6	73.93	0	0	0	0.00	16	6	6	73.93
Tot.			**201**	**180**	**73.93**		**23**	**20**	**69.96**		**223**	**200**	**73.53**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	142	52	43	73.43
2012	121	44	38	73.38
2013	96	35	31	73.33
2014	79	29	26	73.30
2015	53	20	18	73.93
2016	44	16	15	73.93
2017	36	13	13	73.93
2018	24	9	9	73.93
2019	16	6	6	73.93
Tot.		**223**	**200**	**73.53**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	3,809	0	0	3,809	4	3,813	678	0	0	0	678	3,135	1,165	541	1,706
2012	3,244	0	0	3,244	3	3,246	446	0	0	0	446	2,801	1,199	473	1,673
2013	2,576	0	0	2,576	1	2,577	271	0	0	0	271	2,306	1,151	383	1,534
2014	2,105	0	0	2,105	0	2,105	167	0	0	0	167	1,938	1,138	318	1,455
2015	1,443	0	0	1,443	0	1,443	88	0	0	0	88	1,355	936	156	1,092
2016	1,183	0	0	1,183	0	1,183	51	0	0	0	51	1,132	770	128	898
2017	969	0	0	969	0	969	29	0	0	0	29	939	751	105	856
2018	653	0	0	653	0	653	16	0	0	0	16	638	586	71	657
2019	445	0	0	445	0	445	8	0	0	0	8	436	386	48	434
Tot.	**16,425**	**0**	**0**	**16,425**	**7**	**16,433**	**1,753**	**0**	**0**	**0**	**1,753**	**14,679**	**8,083**	**2,223**	**10,306**
Disc	12,659	0	0	12,659	7	12,666	1,480	0	0	0	1,480	11,186	5,801	1,746	7,547

								Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	**Net Prod'n Revenue** M$	Other Income M$	**Aband. Costs** M$	**Oper. Income** M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	1,429	77	0	1,506	0	0	0	0	1,506	1,506	1,436
2012	0	0	0	1,128	65	0	1,193	0	0	0	0	1,193	2,699	2,470
2013	0	0	0	772	51	21	801	0	0	0	0	801	3,500	3,101
2014	0	0	0	482	41	24	500	0	0	0	0	500	4,000	3,459
2015	0	0	0	263	34	17	280	0	0	0	0	280	4,280	3,641
2016	0	0	0	233	28	0	261	284	0	0	284	-23	4,257	3,628
2017	0	0	0	83	23	16	90	0	0	0	0	90	4,347	3,676
2018	0	0	0	-19	16	79	-83	0	0	0	0	-83	4,264	3,636
2019	0	0	0	2	12	76	-62	162	0	0	162	-224	4,040	3,536
Tot.	**0**	**0**	**0**	**4,373**	**346**	**233**	**4,486**	**446**	**0**	**0**	**446**	**4,040**	**4,040**	**3,536**
Disc	0	0	0	3,639	263	126	3,777	240	0	0	240	3,536	3,536	3,536

GLJ Petroleum Consultants

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	201	0	201	180	1.000	201	90	9.0	4.4	2.6
Heavy Oil	Mbbl	23	0	23	20	1.000	23	10	4.0	3.5	1.8
Total: Oil	Mbbl	223	0	223	200	1.000	223	100	9.0	4.3	2.4
Total: Oil Eq.	Mboe	223	0	223	200	1.000	223	100	9.0	4.3	2.4

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-4.30	73.93	13.41	30.20	0.00	30.32	13,273	90	10,005	89
Heavy Oil	$/bbl	78.23	-8.27	69.96	10.58	51.40	0.00	7.98	1,406	10	1,181	11
Total: Oil	$/bbl	78.23	-4.80	73.43	13.05	32.86	0.00	27.52	14,679	100	11,186	100
Total: Oil Eq.	$/boe	78.23	-4.80	73.43	13.05	32.86	0.00	27.52	14,679	100	11,186	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	17.7894	10.6750
Non-crown Royalty	0.0000	0.0000
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	4,373	4,486	446	4,040	18.08
5.0	3,970	4,101	324	3,776	16.90
8.0	3,764	3,900	270	3,629	16.24
10.0	3,639	3,777	240	3,536	15.82
12.0	3,523	3,661	214	3,447	15.42
15.0	3,362	3,502	181	3,321	14.86
20.0	3,129	3,266	139	3,128	14.00

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:50:08

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Developed Nonproducing**
Description:	**Properties with Drilling Credits**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	10	63	23	20	73.93
2012	10	71	26	24	73.93
2013	10	47	17	17	73.93
2014	6	24	9	9	73.93
2015	4	12	4	4	73.93
2016	1	3	1	1	73.93
2017	1	3	1	1	73.93
2018	1	1	0	0	73.93
2019	0	0	0	0	0.00
Tot.			**82**	**75**	**73.93**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After	Net Revenue After	Operating Expenses		
	Working Interest				Royalty Interest	Company Interest									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	Process. M$	Royalty M$	Fixed M$	Variable M$	Total M$
2011	1,710	0	0	1,710	0	1,710	224	32	0	0	256	1,454	484	185	669
2012	1,927	0	0	1,927	0	1,927	111	48	0	0	159	1,768	768	209	976
2013	1,277	0	0	1,277	0	1,277	25	31	0	0	56	1,221	713	138	851
2014	654	0	0	654	0	654	6	10	0	0	16	638	427	71	497
2015	315	0	0	315	0	315	2	5	0	0	6	309	232	34	267
2016	92	0	0	92	0	92	0	1	0	0	1	90	54	10	64
2017	73	0	0	73	0	73	0	1	0	0	1	72	54	8	62
2018	29	0	0	29	0	29	0	0	0	0	0	28	26	3	29
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**6,077**	**0**	**0**	**6,077**	**0**	**6,077**	**369**	**128**	**0**	**0**	**497**	**5,580**	**2,758**	**658**	**3,415**
Disc	5,089	0	0	5,089	0	5,089	336	108	0	0	444	4,645	2,220	551	2,770

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	785	29	0	814	723	0	0	723	91	91	87
2012	0	0	0	792	33	0	825	0	0	0	0	825	916	802
2013	0	0	0	370	22	92	300	0	0	0	0	300	1,216	1,038
2014	0	0	0	141	11	50	102	0	0	0	0	102	1,318	1,112
2015	0	0	0	42	6	90	-42	0	0	0	0	-42	1,276	1,084
2016	0	0	0	27	2	0	29	2	0	0	2	26	1,303	1,100
2017	0	0	0	10	2	0	12	0	0	0	0	12	1,314	1,106
2018	0	0	0	-1	1	18	-18	0	0	0	0	-18	1,296	1,097
2019	0	0	0	0	0	0	0	0	0	0	0	0	1,296	1,097
Tot.	**0**	**0**	**0**	**2,165**	**105**	**249**	**2,021**	**725**	**0**	**0**	**725**	**1,296**	**1,296**	**1,097**
Disc	0	0	0	1,875	88	175	1,787	690	0	0	690	1,097	1,097	1,097

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
		Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	82	0	82	75	1.000	82	100	8.0	3.6	1.7
Total: Oil Eq.	Mboe	82	0	82	75	1.000	82	100	8.0	3.6	1.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-4.30	73.93	11.08	28.94	0.00	33.91	5,580	100	4,645	100
Total: Oil Eq.	$/boe	78.23	-4.30	73.93	11.08	28.94	0.00	33.91	5,580	100	4,645	100

GLJ Petroleum Consultants

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	13.1115	6.0642
Non-crown Royalty	1.8738	2.1115
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	2,165	2,021	725	1,296	15.77
5.0	2,008	1,896	707	1,190	14.47
8.0	1,926	1,829	697	1,133	13.78
10.0	1,875	1,787	690	1,097	13.35
12.0	1,827	1,747	684	1,064	12.94
15.0	1,759	1,691	675	1,016	12.36
20.0	1,659	1,605	660	945	11.50

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:50:08

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Proved**	
Property:	**Corporate**		Development Class:	**Undeveloped**	
Description:	**Properties with Drilling Credits**		Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**	
			Effective Date:	**December 31, 2010**	

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1	94	34	33	73.93
2012	1	69	25	18	73.93
2013	1	42	15	10	73.93
2014	1	28	10	8	73.93
2015	1	21	8	6	73.93
2016	1	16	6	5	73.93
2017	1	13	5	4	73.93
2018	1	11	4	3	73.93
2019	1	9	3	3	73.93
2020	4	21	8	7	73.93
Tot.			**118**	**97**	**73.93**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	2,532	0	0	2,532	0	2,532	127	0	0	0	127	2,405	71	274	345
2012	1,858	0	0	1,858	0	1,858	526	0	0	0	526	1,333	81	201	282
2013	1,126	0	0	1,126	0	1,126	381	0	0	0	381	744	79	122	201
2014	769	0	0	769	0	769	211	0	0	0	211	558	81	83	164
2015	564	0	0	564	0	564	130	0	0	0	130	434	84	61	145
2016	436	0	0	436	0	436	79	0	0	0	79	357	79	47	126
2017	347	0	0	347	0	347	46	0	0	0	46	301	79	38	116
2018	284	0	0	284	0	284	28	0	0	0	28	257	85	31	115
2019	238	0	0	238	0	238	17	0	0	0	17	221	82	26	108
2020	560	0	0	560	0	560	15	0	0	0	15	545	447	61	508
Tot.	**8,714**	**0**	**0**	**8,714**	**0**	**8,714**	**1,558**	**0**	**0**	**0**	**1,558**	**7,156**	**1,168**	**943**	**2,111**
Disc	6,746	0	0	6,746	0	6,746	1,211	0	0	0	1,211	5,535	661	730	1,391

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
Year								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	2,060	45	0	2,105	1,189	0	334	1,523	582	582	555
2012	0	0	0	1,051	33	0	1,084	0	0	0	0	1,084	1,666	1,494
2013	0	0	0	544	20	0	564	0	0	0	0	564	2,229	1,938
2014	0	0	0	393	14	0	407	0	0	0	0	407	2,637	2,230
2015	0	0	0	289	10	0	299	0	0	0	0	299	2,936	2,425
2016	0	0	0	231	8	0	239	18	0	0	18	220	3,156	2,555
2017	0	0	0	185	6	0	191	0	0	0	0	191	3,347	2,658
2018	0	0	0	141	5	0	146	0	0	0	0	146	3,493	2,730
2019	0	0	0	113	4	-76	193	20	0	0	20	173	3,666	2,807
2020	0	0	0	38	13	97	-46	0	0	0	0	-46	3,620	2,788
Tot.	**0**	**0**	**0**	**5,045**	**158**	**21**	**5,182**	**1,227**	**0**	**334**	**1,562**	**3,620**	**3,620**	**2,788**
Disc	0	0	0	4,144	121	6	4,260	1,153	0	319	1,472	2,788	2,788	2,788

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
		Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	118	0	118	97	1.000	118	100	10.0	3.4	2.0
Total: Oil Eq.	Mboe	118	0	118	97	1.000	118	100	10.0	3.4	2.0

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

| | | | Average First Year Unit Values | | | | | | Net Revenue After Royalties | | | |
| | | | | Wellhead | | Operating | Other | Prod'n | Undisc | % of | 10% Disc | % of |
Product	Units	Base Price	Price Adjust.	Price	Net Burdens	Expenses	Expenses	Revenue	M$	Total	M$	Total
Light/Med Oil	$/bbl	78.23	-4.30	73.93	3.70	10.08	0.00	60.15	7,156	100	5,535	100
Total: Oil Eq.	$/boe	78.23	-4.30	73.93	3.70	10.08	0.00	60.15	7,156	100	5,535	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| | | | | | Net Present Value Before Income Tax | | | | |
| **Revenue Burdens (%)** | | | | Disc. Rate % | Prod'n Revenue M$ | Operating Income M$ | Capital Invest. M$ | **Cash Flow** | |
	Initial	Average						M$	$/boe
Crown Royalty	5.0000	17.8787		0.0	5,045	5,182	1,562	3,620	30.72
Non-crown Royalty	0.0000	0.0000		5.0	4,539	4,665	1,514	3,152	26.74
Mineral Tax	0.0000	0.0000		8.0	4,291	4,411	1,488	2,923	24.80
				10.0	4,144	4,260	1,472	2,788	23.65
				12.0	4,009	4,121	1,457	2,665	22.61
				15.0	3,827	3,934	1,435	2,499	21.20
				20.0	3,567	3,666	1,401	2,265	19.22

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:50:08

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**
Property:	**Corporate**
Description:	**Properties with Drilling Credits**

Reserve Class:	**Proved**
Development Class:	**Total**
Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	20	282	103	89	73.93	18	7	6	69.96	299	109	95	73.69
2012	20	245	89	75	73.93	17	6	5	69.96	262	95	80	73.67
2013	20	171	62	53	73.93	14	5	5	69.96	185	68	58	73.62
2014	16	119	43	38	73.93	12	5	4	69.96	131	48	43	73.55
2015	13	86	31	28	73.93	0	0	0	0.00	86	31	28	73.93
2016	8	63	23	21	73.93	0	0	0	0.00	63	23	21	73.93
2017	8	51	19	18	73.93	0	0	0	0.00	51	19	18	73.93
2018	8	36	13	12	73.93	0	0	0	0.00	36	13	12	73.93
2019	4	25	9	9	73.93	0	0	0	0.00	25	9	9	73.93
2020	4	21	8	7	73.93	0	0	0	0.00	21	8	7	73.93
Tot.			**401**	**352**	**73.93**		**23**	**20**	**69.96**		**424**	**372**	**73.72**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	299	109	95	73.69
2012	262	95	80	73.67
2013	185	68	58	73.62
2014	131	48	43	73.55
2015	86	31	28	73.93
2016	63	23	21	73.93
2017	51	19	18	73.93
2018	36	13	12	73.93
2019	25	9	9	73.93
2020	21	8	7	73.93
Tot.		**424**	**372**	**73.72**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest Total	Company Interest Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	8,051	0	0	8,051	4	8,055	1,028	32	0	0	1,060	6,994	1,721	1,000	2,721
2012	7,030	0	0	7,030	3	7,032	1,083	48	0	0	1,131	5,902	2,048	883	2,930
2013	4,978	0	0	4,978	1	4,979	678	31	0	0	708	4,271	1,943	643	2,586
2014	3,527	0	0	3,527	0	3,527	384	10	0	0	394	3,134	1,645	472	2,117
2015	2,322	0	0	2,322	0	2,322	220	5	0	0	224	2,098	1,253	251	1,504
2016	1,711	0	0	1,711	0	1,711	130	1	0	0	132	1,579	903	185	1,088
2017	1,388	0	0	1,388	0	1,388	75	1	0	0	76	1,313	884	150	1,034
2018	966	0	0	966	0	966	43	0	0	0	44	923	697	105	802
2019	683	0	0	683	0	683	25	0	0	0	25	658	468	74	542
2020	560	0	0	560	0	560	15	0	0	0	15	545	447	61	508
Tot.	**31,216**	**0**	**0**	**31,216**	**7**	**31,223**	**3,680**	**128**	**0**	**0**	**3,808**	**27,415**	**12,009**	**3,824**	**15,833**
Disc	24,494	0	0	24,494	7	24,501	3,026	108	0	0	3,135	21,366	8,682	3,026	11,708

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2011	0	0	0	4,273	151	0	4,424	1,912	0	334	2,246	2,179	2,179	2,077
2012	0	0	0	2,971	131	0	3,102	0	0	0	0	3,102	5,281	4,766
2013	0	0	0	1,685	93	113	1,665	0	0	0	0	1,665	6,946	6,078
2014	0	0	0	1,016	66	74	1,009	0	0	0	0	1,009	7,955	6,801
2015	0	0	0	594	49	106	537	0	0	0	0	537	8,492	7,150
2016	0	0	0	491	37	0	528	304	0	0	304	224	8,715	7,283
2017	0	0	0	278	31	16	293	0	0	0	0	293	9,008	7,441
2018	0	0	0	121	22	97	46	0	0	0	0	46	9,054	7,463
2019	0	0	0	115	16	0	131	182	0	0	182	-51	9,002	7,440
2020	0	0	0	38	13	97	-46	0	0	0	0	-46	8,956	7,421
Tot.	**0**	**0**	**0**	**11,582**	**610**	**503**	**11,689**	**2,398**	**0**	**334**	**2,732**	**8,956**	**8,956**	**7,421**
Disc	0	0	0	9,658	472	307	9,824	2,084	0	319	2,402	7,421	7,421	7,421

GLJ Petroleum Consultants

SUMMARY OF RESERVES

		Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	401	0	401	352	1.000	401	95	10.0	3.9	2.1
Heavy Oil	Mbbl	23	0	23	20	1.000	23	5	4.0	3.5	1.8
Total: Oil	Mbbl	423	0	424	372	1.000	424	100	10.0	3.9	2.1
Total: Oil Eq.	Mboe	423	0	424	372	1.000	424	100	10.0	3.9	2.1

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-4.30	73.93	9.65	23.21	0.00	41.07	26,009	95	20,185	94
Heavy Oil	$/bbl	78.23	-8.27	69.96	10.58	51.40	0.00	7.98	1,406	5	1,181	6
Total: Oil	$/bbl	78.23	-4.54	73.69	9.70	24.90	0.00	39.10	27,415	100	21,366	100
Total: Oil Eq.	$/boe	78.23	-4.54	73.69	9.70	24.90	0.00	39.10	27,415	100	21,366	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	12.7741	11.7882
Non-crown Royalty	0.3981	0.4111
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	11,582	11,689	2,732	8,956	21.15
5.0	10,518	10,662	2,545	8,118	19.17
8.0	9,981	10,140	2,455	7,685	18.14
10.0	9,658	9,824	2,402	7,421	17.52
12.0	9,359	9,530	2,355	7,175	16.94
15.0	8,949	9,127	2,291	6,836	16.14
20.0	8,354	8,538	2,200	6,338	14.96

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:50:08

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**Properties with Drilling Credits**		Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
			Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	2	133	49	44	73.93	8	3	2	69.96	141	51	46	73.70
2012	2	130	47	32	73.93	6	2	1	69.96	136	50	33	73.76
2013	2	91	33	25	73.93	4	1	1	69.96	94	34	26	73.77
2014	5	72	26	21	73.93	2	1	1	69.96	74	27	22	73.82
2015	3	56	20	17	73.93	0	0	0	0.00	56	20	17	73.93
2016	6	41	15	13	73.93	0	0	0	0.00	41	15	13	73.93
2017	1	28	10	9	73.93	0	0	0	0.00	28	10	9	73.93
2018	1	32	12	10	73.93	0	0	0	0.00	32	12	10	73.93
2019	5	31	11	10	73.93	0	0	0	0.00	31	11	10	73.93
2020	4	28	10	9	73.93	0	0	0	0.00	28	10	9	73.93
2021	8	38	14	13	73.93	0	0	0	0.00	38	14	13	73.93
2022	5	29	11	10	73.93	0	0	0	0.00	29	11	10	73.93
Sub.			259	214	73.93		7	5	69.96		266	219	73.82
Rem.			24	23	73.93		0	0	0.00		24	23	73.93
Tot.			**283**	**237**	**73.93**		**7**	**5**	**69.96**		**290**	**242**	**73.83**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	141	51	46	73.70
2012	136	50	33	73.76
2013	94	34	26	73.77
2014	74	27	22	73.82
2015	56	20	17	73.93
2016	41	15	13	73.93
2017	28	10	9	73.93
2018	32	12	10	73.93
2019	31	11	10	73.93
2020	28	10	9	73.93
2021	38	14	13	73.93
2022	29	11	10	73.93
Sub.		266	219	73.82
Rem.		24	23	73.93
Tot.		**290**	**242**	**73.83**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2011	3,792	0	0	3,792	0	3,792	357	15	0	0	372	3,420	113	468	582
2012	3,659	0	0	3,659	0	3,659	1,193	15	0	0	1,208	2,451	196	439	635
2013	2,541	0	0	2,541	1	2,543	644	12	0	0	656	1,887	273	302	575
2014	2,004	0	0	2,004	0	2,004	394	16	0	0	410	1,595	404	232	636
2015	1,500	0	0	1,500	0	1,500	242	5	0	0	248	1,253	385	162	547
2016	1,112	0	0	1,112	0	1,112	174	0	0	0	174	938	289	120	409
2017	766	0	0	766	0	766	133	0	0	0	134	633	92	83	175
2018	873	0	0	873	0	873	104	0	0	0	104	769	274	95	369
2019	845	0	0	845	0	845	74	0	0	0	74	771	438	91	530
2020	748	0	0	748	0	748	54	0	0	0	54	694	329	81	410
2021	1,020	0	0	1,020	0	1,020	47	0	0	0	47	973	656	110	766
2022	791	0	0	791	0	791	33	0	0	0	33	758	541	86	626
Sub.	19,652	0	0	19,652	2	19,654	3,450	64	0	0	3,514	16,140	3,990	2,269	6,260
Rem.	1,752	0	0	1,752	0	1,752	55	0	0	0	55	1,696	1,244	190	1,433
Tot.	**21,404**	**0**	**0**	**21,404**	**2**	**21,406**	**3,505**	**64**	**0**	**0**	**3,569**	**17,837**	**5,234**	**2,459**	**7,693**
Disc	14,509	0	0	14,509	2	14,510	2,646	52	0	0	2,698	11,812	2,485	1,694	4,179

GLJ Petroleum Consultants

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	2,838	62	0	2,900	1,288	0	269	1,556	1,344	1,344	1,281
2012	0	0	0	1,817	63	0	1,880	0	0	0	0	1,880	3,224	2,911
2013	0	0	0	1,312	45	-63	1,420	0	0	0	0	1,420	4,643	4,029
2014	0	0	0	959	36	38	957	0	0	0	0	957	5,600	4,715
2015	0	0	0	705	28	-56	789	0	0	0	0	789	6,389	5,229
2016	0	0	0	529	21	122	427	19	0	0	19	408	6,797	5,470
2017	0	0	0	457	15	-16	488	0	0	0	0	488	7,285	5,733
2018	0	0	0	401	17	-79	497	0	0	0	0	497	7,782	5,976
2019	0	0	0	241	17	16	241	-182	0	0	-182	424	8,206	6,164
2020	0	0	0	284	15	-97	396	200	0	0	200	196	8,402	6,244
2021	0	0	0	207	22	79	150	0	0	0	0	150	8,552	6,299
2022	0	0	0	131	17	0	149	0	0	0	0	149	8,700	6,348
Sub.	0	0	0	9,881	356	-56	10,293	1,325	0	269	1,593	8,700	8,700	6,348
Rem.	0	0	0	263	40	118	184	138	0	0	138	46	8,747	6,362
Tot.	**0**	**0**	**0**	**10,144**	**396**	**62**	**10,477**	**1,462**	**0**	**269**	**1,731**	**8,747**	**8,747**	**6,362**
Disc	0	0	0	7,633	260	-6	7,899	1,281	0	256	1,537	6,362	6,362	6,362

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011				Oil Equivalents			Reserve Life Indic. (yr)		
		Working Interest	Roy/NPI Interest	Total Company	Net	Oil Eq. Factor	Company Mboe	% of Total	Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	283	0	283	237	1.000	283	98	15.0	5.8	3.5
Heavy Oil	Mbbl	7	0	7	5	1.000	7	2	4.0	2.5	1.3
Total: Oil	Mbbl	290	0	290	242	1.000	290	100	15.0	5.6	3.3
Total: Oil Eq.	Mboe	290	0	290	242	1.000	290	100	15.0	5.6	3.3

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values							Net Revenue After Royalties			
		Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-4.30	73.93	6.26	10.34	0.00	57.33	17,500	98	11,519	98
Heavy Oil	$/bbl	78.23	-8.27	69.96	23.27	27.35	0.00	19.34	337	2	293	2
Total: Oil	$/bbl	78.23	-4.53	73.70	7.23	11.31	0.00	55.16	17,837	100	11,812	100
Total: Oil Eq.	$/boe	78.23	-4.53	73.70	7.23	11.31	0.00	55.16	17,837	100	11,812	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	9.4142	16.3775
Non-crown Royalty	0.4010	0.2980
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	10,144	10,477	1,731	8,747	30.17
5.0	8,684	8,983	1,614	7,370	25.42
8.0	8,016	8,294	1,564	6,730	23.21
10.0	7,633	7,899	1,537	6,362	21.94
12.0	7,291	7,545	1,513	6,032	20.81
15.0	6,843	7,081	1,482	5,599	19.31
20.0	6,229	6,443	1,439	5,004	17.26

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:50:08

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Properties with Drilling Credits**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	23	414	151	134	73.93	26	9	7	69.96	440	161	141	73.70
2012	23	375	137	107	73.93	23	8	7	69.96	397	145	113	73.70
2013	23	262	95	78	73.93	18	7	6	69.96	280	102	84	73.67
2014	21	191	70	59	73.93	15	5	5	69.96	206	75	64	73.65
2015	16	142	52	45	73.93	0	0	0	0.00	142	52	45	73.93
2016	14	105	38	34	73.93	0	0	0	0.00	105	38	34	73.93
2017	9	80	29	26	73.93	0	0	0	0.00	80	29	26	73.93
2018	9	68	25	23	73.93	0	0	0	0.00	68	25	23	73.93
2019	9	57	21	19	73.93	0	0	0	0.00	57	21	19	73.93
2020	8	48	18	17	73.93	0	0	0	0.00	48	18	17	73.93
2021	8	38	14	13	73.93	0	0	0	0.00	38	14	13	73.93
2022	5	29	11	10	73.93	0	0	0	0.00	29	11	10	73.93
Sub.			660	566	73.93		30	25	69.96		690	590	73.76
Rem.			24	23	73.93		0	0	0.00		24	23	73.93
Tot.			**684**	**589**	**73.93**		**30**	**25**	**69.96**		**713**	**613**	**73.76**

Total Oil Equiv. Production

Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	440	161	141	73.70
2012	397	145	113	73.70
2013	280	102	84	73.67
2014	206	75	64	73.65
2015	142	52	45	73.93
2016	105	38	34	73.93
2017	80	29	26	73.93
2018	68	25	23	73.93
2019	57	21	19	73.93
2020	48	18	17	73.93
2021	38	14	13	73.93
2022	29	11	10	73.93
Sub.		690	590	73.76
Rem.		24	23	73.93
Tot.		**713**	**613**	**73.76**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2011	11,843	0	0	11,843	4	11,847	1,385	47	0	0	1,433	10,414	1,834	1,469	3,303
2012	10,688	0	0	10,688	3	10,691	2,276	63	0	0	2,338	8,353	2,243	1,322	3,565
2013	7,520	0	0	7,520	2	7,522	1,322	43	0	0	1,365	6,157	2,216	945	3,161
2014	5,531	0	0	5,531	0	5,531	778	26	0	0	803	4,728	2,050	703	2,753
2015	3,823	0	0	3,823	0	3,823	462	10	0	0	472	3,351	1,638	414	2,051
2016	2,823	0	0	2,823	0	2,823	304	1	0	0	306	2,517	1,192	305	1,497
2017	2,154	0	0	2,154	0	2,154	208	1	0	0	209	1,945	976	233	1,209
2018	1,840	0	0	1,840	0	1,840	147	1	0	0	148	1,692	971	199	1,170
2019	1,528	0	0	1,528	0	1,528	100	0	0	0	100	1,428	907	165	1,072
2020	1,308	0	0	1,308	0	1,308	69	0	0	0	69	1,239	776	142	918
2021	1,020	0	0	1,020	0	1,020	47	0	0	0	47	973	656	110	766
2022	791	0	0	791	0	791	33	0	0	0	33	758	541	86	626
Sub.	50,868	0	0	50,868	9	50,878	7,130	192	0	0	7,322	43,556	16,000	6,093	22,093
Rem.	1,752	0	0	1,752	0	1,752	55	0	0	0	55	1,696	1,244	190	1,433
Tot.	**52,620**	**0**	**0**	**52,620**	**9**	**52,629**	**7,185**	**192**	**0**	**0**	**7,377**	**45,252**	**17,244**	**6,282**	**23,526**
Disc	39,003	0	0	39,003	8	39,011	5,673	160	0	0	5,833	33,178	11,167	4,720	15,887

GLJ Petroleum Consultants

Page 2

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	7,111	214	0	7,325	3,199	0	603	3,802	3,523	3,523	3,359
2012	0	0	0	4,788	194	0	4,982	0	0	0	0	4,982	8,505	7,677
2013	0	0	0	2,996	138	50	3,084	0	0	0	0	3,084	11,589	10,108
2014	0	0	0	1,975	102	112	1,966	0	0	0	0	1,966	13,555	11,516
2015	0	0	0	1,299	77	50	1,326	0	0	0	0	1,326	14,881	12,379
2016	0	0	0	1,020	58	122	955	324	0	0	324	632	15,513	12,753
2017	0	0	0	736	45	0	781	0	0	0	0	781	16,293	13,173
2018	0	0	0	522	39	18	543	0	0	0	0	543	16,836	13,439
2019	0	0	0	356	32	16	372	0	0	0	0	372	17,208	13,605
2020	0	0	0	322	28	0	350	200	0	0	200	150	17,358	13,665
2021	0	0	0	207	22	79	150	0	0	0	0	150	17,508	13,720
2022	0	0	0	131	17	0	149	0	0	0	0	149	17,657	13,770
Sub.	0	0	0	21,463	966	447	21,982	3,723	0	603	4,325	17,657	17,657	13,770
Rem.	0	0	0	263	40	118	184	138	0	0	138	46	17,703	13,783
Tot.	**0**	**0**	**0**	**21,726**	**1,006**	**566**	**22,166**	**3,860**	**0**	**603**	**4,463**	**17,703**	**17,703**	**13,783**
Disc	0	0	0	17,291	732	301	17,723	3,365	0	575	3,939	13,783	13,783	13,783

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	684	0	684	589	1.000	684	96	15.0	4.5	2.6
Heavy Oil	Mbbl	30	0	30	25	1.000	30	4	4.0	3.1	1.6
Total: Oil	Mbbl	713	0	713	613	1.000	713	100	15.0	4.4	2.5
Total: Oil Eq.	Mboe	713	0	713	613	1.000	713	100	15.0	4.4	2.5

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	78.23	-4.30	73.93	8.56	19.09	0.00	46.28	43,508	96	31,704	96
Heavy Oil	$/bbl	78.23	-8.27	69.96	14.52	43.92	0.00	11.51	1,743	4	1,474	4
Total: Oil	$/bbl	78.23	-4.53	73.70	8.91	20.55	0.00	44.24	45,252	100	33,178	100
Total: Oil Eq.	$/boe	78.23	-4.53	73.70	8.91	20.55	0.00	44.24	45,252	100	33,178	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)

	Initial	Average
Crown Royalty	11.6983	13.6550
Non-crown Royalty	0.3990	0.3651
Mineral Tax	0.0000	0.0000

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
0.0	21,726	22,166	4,463	17,703	24.81
5.0	19,203	19,646	4,158	15,488	21.71
8.0	17,997	18,434	4,019	14,415	20.20
10.0	17,291	17,723	3,939	13,783	19.32
12.0	16,650	17,075	3,868	13,208	18.51
15.0	15,792	16,207	3,772	12,435	17.43
20.0	14,584	14,981	3,639	11,342	15.90

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:50:08

GLJ Petroleum Consultants

SECURITIES REPORTING

TABLE OF CONTENTS

SECURITIES REPORTING OUTLINE

PART 1   DATE OF STATEMENT
    1.1   Relevant Dates
        1.   Effective Date
        2.   Data Date
        3.   Preparation Date

PART 2   DISCLOSURE OF RESERVES DATA
    2.1   Reserves Data (Forecast Prices and Costs)
        1.   Breakdown of Proved Reserves
        2.   Net Present Value of Future Net Revenue
        3.   Additional Information Concerning Future Net Revenue
    2.2   Reserves Data (Constant Prices and Costs)
        1.   Breakdown of Reserves
        2.   Net Present Value of Future Net Revenue
        3.   Additional Information Concerning Future Net Revenue

PART 3   PRICING ASSUMPTIONS
    3.1   Constant Prices Used in Estimates
    3.2   Forecast Prices Used in Estimates

PART 4   RECONCILIATION OF CHANGES IN RESERVES
    4.1   Reserves Reconciliation

PART 5   ADDITIONAL INFORMATION RELATING TO RESERVES DATA
    5.1   Undeveloped Reserves
    5.2   Significant Factors or Uncertainties
    5.3   Future Development Costs

PART 6   OTHER OIL AND GAS INFORMATION
    6.3   Forward Contracts
    6.4   Additional Information Concerning Abandonment and Reclamation Costs
    6.5   Tax Horizon
    6.8   Production Estimates

SECURITIES REPORTING DISCUSSION

The Canadian Securities Administrators (CSA) have set out disclosure standards for Canadian publicly traded oil and gas companies in National Instrument 51-101 (NI 51-101).

This section presents reserves data following the item numbering and formatting in CSA Form 51-101F1 and the sample tables contained in Appendix 1 to the NI 51-101 Companion Policy (51-101CP).

The Report on Reserves Data, Form 51-101F2, is provided separately.

Note Regarding Nomenclature:

Throughout this report, "Company Interest" reserves refers to the sum of royalty interest[*] and working interest reserves before deduction of royalty burdens payable. "Working Interest" reserves equate to those reserves that are referred to as "Company Gross" reserves by the Canadian Securities Administrators (CSA) in NI 51-101.

In this Securities Reporting section, Company Gross (or working interest) volumes are presented in tables to correspond to NI 51-101 disclosure requirements.

[*]*Royalty interest reserves include royalty volumes derived only from other working interest owners.*

PART 1   DATE OF STATEMENT

Item 1.1   Relevant Dates

1. Effective Date:
   The effective date of the reserves estimates and revenue projections in this report is December 31, 2010.

2. Data Date:
   Estimates of reserves and projections of production were generally prepared using general well information and production data available in the public domain to approximately December 31, 2010. In certain instances, the Company provided production and well information up to December 31, 2010. The Company has provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

3. Preparation Date:

The preparation date (the latest date of receipt of information relevant to this evaluation) of this report is March 1, 2011.

PART 2 DISCLOSURE OF RESERVES DATA

Item 2.1 Reserves Data (Forecast Prices and Costs)

1. Breakdown of Reserves (Forecast Case)
Refer to Table FP-1

2. Net Present Value of Future Net Revenue (Forecast Case)
Refer to Table FP-1

3. Additional Information Concerning Future Net Revenue (Forecast Case)

(a) and (b) Undiscounted Revenue and Costs
Refer to Table FP-2

(c) Discounted Future Net Revenue by Production Group
Refer to Table FP-3

Item 2.2 Reserves Data (Constant Prices and Costs) *[OPTIONAL DISCLOSURE]*
Note: Effective January 1, 2008, all information relating to Constant prices and Costs is optional disclosure under NI 51-101.

1. Breakdown of Reserves (Constant Case)
Refer to Table CP-1

2. Net Present Value of Future Net Revenue (Constant Case)
Refer to Table CP-1

3. Additional Information Concerning Future Net Revenue (Constant Case)

(a) and (b) Undiscounted Revenue and Costs
Refer to Table CP-2
(c) Discounted Future Net Revenue by Production Group
Refer to Table CP-3

PART 3 PRICING ASSUMPTIONS

Item 3.1 Constant Prices Used in Estimates *[OPTIONAL DISCLOSURE)*
The reference benchmark prices (reflecting the average of the first day posted prices in each of the 12 months of the Company's fiscal year) used in the Constant price analysis, are provided in Table CP-4.

GLJ Petroleum Consultants

Item 3.2   **Forecast Prices Used in Estimates**

1. (a)   The forecast reference prices used in preparing the Company's reserves data are provided in Table FP-4.

This price forecast is GLJ's standard price forecast effective January 1, 2011.

PART 4   **RECONCILIATION OF CHANGES IN RESERVES**

Item 4.1   **Reserves Reconciliation**

Tables FP-5A and FP-5B provide reconciliations of Company Gross reserves based on forecast prices and costs for the current and prior year-end evaluations, respectively.

PART 5   **ADDITIONAL INFORMATION RELATING TO RESERVES DATA**

Item 5.1   **Undeveloped Reserves**
1.(a) and 2.(a)   Year First Attributed

Table FP-6 provides a summary of the undeveloped reserves first attributed during the current fiscal year and the Company total at the current year-end effective date.

GLJ notes that Canadian Securities Administrators have indicated a preference that undeveloped reserves be broken out for prior years. Figures for the current year are provided in Table FP-6; there were no undeveloped reserves assigned in prior years.

1.(b) and 2.(b)   General Basis for Reserves and Timing of Development
Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The significant majority of the undeveloped reserves are scheduled to be developed within the next two years.

Item 5.2   **Significant Factors or Uncertainties**
The evaluated oil and gas properties of the Company have no material extraordinary risks or uncertainties beyond those which are inherent of an oil and gas producing company.

GLJ Petroleum Consultants

Item 5.3   **Future Development Costs**

1.   Table FP-7 and Table CP-7 summarize capital development costs related to the recovery of the Company's reserves.

PART 6   **OTHER OIL AND GAS INFORMATION**

Item 6.3   **Forward Contracts**

In accordance with the provisions in NI 51-101, the impact of the Company's financial hedges has not been included in this report.

Item 6.4   **Additional Information Concerning Abandonment and Reclamation Costs**

The following aspects of the Company's future abandonment and reclamation costs have been included/excluded in the economic forecasts.

Included:
- Well Abandonment Costs:
  - existing and future reserves wells

Excluded:
- Well Abandonment Costs:
  - non-reserves wells
- Pipelines
- Production Facilities
- Site Reclamation

Total abandonment costs are included in the reserves data summarized in Table FP-8 and Table CP-8 *[OPTIONAL DISCLOSURE]* for the forecast and constant price cases, respectively.

Item 6.5   **Tax Horizon**

Based on after tax economic forecasts prepared by GLJ, income taxes are payable by the Company in 2011. After tax revenue projections are provided in the After Tax Analysis section of this report.

Item 6.8   **Production Estimates**

Table FP-9 and Table CP-9 *[OPTIONAL DISCLOSURE]* present a forecast of the Company's production by product type in the first year of forecast.

Production for properties which individually account for 20 percent or more of the Company's forecast production (total proved plus probable reserves, BOE basis) in the first year of forecast has been identified separately in these tables.


Table FP-1


Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

RESERVES SUMMARY

Reserves Category	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mboe	Company Net Mboe
PROVED										
Producing	201	171	23	19	0	0	0	0	223	190
Developed Nonproducing	83	73	0	0	0	0	0	0	83	73
Undeveloped	124	99	0	0	0	0	0	0	124	99
TOTAL PROVED	407	343	23	19	0	0	0	0	430	362
TOTAL PROBABLE	283	225	7	5	0	0	0	0	290	230
TOTAL PROVED PLUS PROBABLE	690	568	30	24	0	0	0	0	720	592

NET PRESENT VALUE SUMMARY

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)					Unit Value Before Income Tax Discounted at 10%/year	
	0% M$	5% M$	10% M$	15% M$	20% M$	$/boe	$/Mcfe
PROVED							
Producing	5,251	4,813	4,439	4,119	3,842	23.34	3.89
Developed Nonproducing	1,807	1,652	1,519	1,404	1,304	20.81	3.47
Undeveloped	4,582	3,975	3,510	3,146	2,854	35.53	5.92
TOTAL PROVED	11,640	10,440	9,469	8,669	8,001	26.16	4.36
TOTAL PROBABLE	11,058	9,161	7,818	6,829	6,073	34.01	5.67
TOTAL PROVED PLUS PROBABLE	22,698	19,601	17,287	15,498	14,073	29.21	4.87

Reserves Category	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)				
	0% M$	5% M$	10% M$	15% M$	20% M$
PROVED					
Producing	5,251	4,813	4,439	4,119	3,842
Developed Nonproducing	1,807	1,652	1,519	1,404	1,304
Undeveloped	4,453	3,855	3,399	3,041	2,756
TOTAL PROVED	11,511	10,320	9,357	8,565	7,902
TOTAL PROBABLE	9,580	7,769	6,503	5,581	4,885
TOTAL PROVED PLUS PROBABLE	21,091	18,089	15,860	14,145	12,787

Note: Unit values are based on Company Net Reserves.

Table FP-2

Company:	**Cougar Oil and Gas Canada Inc.**
Property:	**Corporate**
Description:	**After Tax Analysis**

Reserve Class:	**Various**
Development Class:	**Classifications**
Pricing:	**GLJ (2011-01)**
Effective Date:	**December 31, 2010**

Total Future Net Revenue (Undiscounted)

Reserves Category	Revenue M$	Royalties M$	Operating Costs M$	Capital Development Costs M$	Abandonment Costs M$	Future Net Revenue Before Income Taxes M$	Income Tax M$	Future Net Revenue After Income Taxes M$
Proved Producing	19,826	2,855	10,953	503	263	5,251	0	5,251
Proved Developed Nonproducing	7,173	808	3,567	725	267	1,807	0	1,807
Proved Undeveloped	11,181	2,206	2,834	1,530	29	4,582	129	4,453
Total Proved	**38,180**	**5,869**	**17,354**	**2,758**	**559**	**11,640**	**129**	**11,511**
Total Probable	**27,262**	**5,466**	**8,870**	**1,773**	**95**	**11,058**	**1,478**	**9,580**
Total Proved Plus Probable	**65,442**	**11,335**	**26,224**	**4,531**	**655**	**22,698**	**1,607**	**21,091**

Notes
1.   Disclosure is required for Total Proved and Proved Plus Probable reserves

GLJ Petroleum Consultants

Table FP-3

Company:	**Cougar Oil and Gas Canada Inc.**	
Property:	**Corporate**	
Description:	**After Tax Analysis**	

Reserve Class:	**Various**
Development Class:	**Classifications**
Pricing:	**GLJ (2011-01)**
Effective Date:	**December 31, 2010**

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes [2] (Discounted at 10% per year)		
	M$	$/boe	$/Mcfe
Proved Producing			
Light & Medium Oil [1]	4,310	25.24	4.21
Heavy Oil [1]	129	6.66	1.11
Total: Proved Producing	**4,439**	**23.34**	**3.89**
Total Proved			
Light & Medium Oil [1]	9,337	27.26	4.54
Heavy Oil [1]	132	6.77	1.13
Total: Total Proved	**9,469**	**26.16**	**4.36**
Total Proved Plus Probable			
Light & Medium Oil [1]	17,023	29.98	5.00
Heavy Oil [1]	265	11.01	1.83
Total: Total Proved Plus Probable	**17,287**	**29.21**	**4.87**

Notes
1. Including solution gas and other by-products
2. Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves.

Percentage of Future Net Revenue (10% DCF)

Total Proved	*Total Proved Plus Probable*



Hvy Oil (1.4 %)

L & M Oil (98.6 %)



Hvy Oil (1.5 %)

L & M Oil (98.5 %)

Table FP-4
FORECAST PRICES USED IN PREPARING RESERVES DATA

GLJ Petroleum Consultants Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective January 1, 2011

Year	Inflation %	Bank of Canada Average Noon Exchange Rate $US/$Cdn	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Constant 2011 $ $US/bbl	Nymex Wti Near Month Futures Contract Crude Oil at Cushing Oklahoma Then Current $US/bbl	ICE Brent Near Month Futures Contract Crude Oil FOB North Sea Then Current $US/bbl	Light Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Lloyd Blend Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	WCS Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Light Crude Oil (35 API, 1.2%S) at Cromer Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2000	2.7	0.673	38.00	30.23	28.41	44.57	35.28	32.61	N/A	27.49	43.28	39.92	N/A	32.15	35.59	46.31
2001	2.5	0.646	31.82	26.00	24.87	39.44	27.69	23.47	N/A	16.77	35.22	31.58	N/A	31.92	31.25	42.48
2002	2.3	0.637	31.13	26.08	25.02	40.33	31.83	30.60	N/A	26.57	37.43	35.48	N/A	21.39	27.08	40.73
2003	2.8	0.716	36.26	31.07	28.47	43.66	32.11	31.18	N/A	26.26	40.09	37.55	N/A	32.14	34.36	44.23
2004	1.8	0.770	47.02	41.38	38.02	52.96	37.43	36.31	N/A	29.11	49.14	45.64	N/A	34.70	39.97	53.94
2005	2.2	0.826	63.11	56.58	55.14	69.02	44.73	43.03	43.74	34.07	62.18	56.77	N/A	43.04	51.80	69.57
2006	2.0	0.882	72.22	66.22	66.16	73.21	51.82	50.36	50.66	41.84	66.38	62.26	N/A	43.85	60.17	75.41
2007	2.2	0.935	77.47	72.39	72.71	77.06	53.64	52.03	52.38	43.42	71.13	65.71	N/A	49.56	61.78	77.38
2008	2.4	0.943	104.19	99.64	98.30	102.89	84.31	82.60	82.95	74.94	96.08	93.10	N/A	58.38	75.33	104.78
2009	0.4	0.880	63.16	61.78	62.50	66.32	60.18	58.40	58.66	54.46	63.84	62.96	N/A	38.03	48.17	68.17
2010	1.8	0.971	80.86	79.42	80.06	78.02	68.28	66.79	67.12	60.62	76.50	73.81	N/A	46.87	65.59	84.04
2011 Q1	2.0	0.980	88.00	88.00	89.00	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q2	2.0	0.980	88.00	88.00	88.50	85.71	76.29	75.00	75.40	69.50	83.57	82.29	13.22	54.00	66.86	90.00
2011 Q3	2.0	0.980	88.00	88.00	88.50	86.73	76.33	75.03	75.43	69.21	84.57	83.27	13.04	54.64	67.65	91.07
2011 Q4	2.0	0.980	88.00	88.00	88.00	86.73	74.59	73.29	73.69	66.96	84.57	83.27	15.16	54.64	67.65	91.07
2011 Full Year	2.0	0.980	88.00	88.00	88.50	86.22	75.87	74.58	74.98	68.79	84.07	82.78	13.66	54.32	67.26	90.54
2012	2.0	0.980	87.25	89.00	88.25	89.29	75.89	74.55	74.95	68.33	84.38	83.04	15.68	56.25	68.75	91.96
2013	2.0	0.980	86.51	90.00	88.50	90.92	75.10	73.73	74.13	67.03	85.01	83.64	17.62	57.28	70.01	92.74
2014	2.0	0.980	86.69	92.00	90.50	92.96	76.23	74.83	75.23	67.84	86.45	84.59	19.21	58.56	71.58	94.82
2015	2.0	0.980	87.92	95.17	93.67	96.19	78.88	77.44	77.84	70.23	89.46	87.54	20.79	60.60	74.07	98.12
2016	2.0	0.980	88.35	97.55	96.05	98.62	80.87	79.39	79.79	72.03	91.72	89.75	21.85	62.13	75.94	100.59
2017	2.0	0.980	89.03	100.26	98.76	101.39	83.14	81.62	82.02	74.08	94.29	92.26	22.62	63.87	78.07	103.42
2018	2.0	0.980	89.44	102.74	101.24	103.92	85.21	83.65	84.05	75.95	96.64	94.57	23.14	65.47	80.02	106.00
2019	2.0	0.980	90.00	105.45	103.95	106.68	87.48	85.88	86.28	78.00	99.22	97.08	23.67	67.21	82.15	108.82
2020	2.0	0.980	90.00	107.56	106.06	108.84	89.25	87.61	88.01	79.59	101.22	99.04	24.20	68.57	83.80	111.01
2021+	2.0	0.980	90.00	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Historical futures contract price is an average of the daily settlement price of the near month contract over the calendar month.
Revised 12-31-10

GLJ Petroleum Consultants

Table FP-4 (continued)
FORECAST PRICES USED IN PREPARING RESERVES DATA

GLJ Petroleum Consultants Ltd.
Natural Gas and Sulphur
Price Forecast
Effective January 1, 2011

Year	Henry Hub Nymex Near Month Contract Constant 2011 $ $US/mmbtu	Henry Hub Nymex Near Month Contract Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO/NIT Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2011 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	Alberta Plant Gate ARP $/mmbtu	Alberta Plant Gate Aggregator $/mmbtu	Alberta Plant Gate Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot $/mmbtu	Sumas Spot $US/mmbtu	British Columbia Westcoast Station 2 $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2000	5.43	4.32	3.96	5.08	6.19	4.93	4.50	4.44	N/A	4.79	5.16	4.15	5.06	4.88	38.14	13.59
2001	4.94	4.03	4.45	6.23	7.44	6.07	5.41	4.97	5.29	5.72	6.20	4.57	6.32	6.29	18.29	-14.67
2002	4.01	3.36	3.25	4.04	4.64	3.88	3.88	3.64	3.66	4.04	4.08	2.68	4.18	3.93	29.38	3.04
2003	6.39	5.47	5.46	6.66	7.58	6.49	6.13	5.87	6.15	6.41	6.68	4.66	6.45	6.32	59.81	39.83
2004	7.02	6.18	6.13	6.88	7.61	6.70	6.31	6.16	6.39	6.48	6.85	5.26	6.56	6.45	62.99	38.61
2005	10.04	9.00	8.24	8.58	9.39	8.42	8.30	8.27	8.29	8.36	8.31	7.13	8.22	8.12	63.50	33.77
2006	7.63	6.99	6.93	7.16	7.59	6.96	6.57	6.36	6.34	6.67	6.97	6.27	6.58	6.45	55.07	19.27
2007	7.61	7.12	6.83	6.65	6.87	6.43	6.20	6.13	5.86	6.18	6.40	6.52	6.40	6.25	81.66	42.03
2008	9.30	8.90	8.91	8.16	8.28	7.92	7.88	7.85	7.84	8.07	8.03	8.33	8.21	8.09	497.39	488.64
2009	4.26	4.16	4.05	4.19	4.07	3.98	3.85	3.69	3.23	3.87	4.00	3.91	4.17	4.04	57.06	24.57
2010	4.47	4.39	4.51	4.17	4.00	3.93	4.17	3.73	3.30	3.94	3.80	4.22	4.01	3.90	88.75	48.07
2011 Q1	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q2	4.35	4.35	4.45	4.03	3.80	3.80	3.76	3.66	3.22	3.66	4.00	4.10	3.83	3.68	140.00	99.86
2011 Q3	4.30	4.30	4.40	3.98	3.75	3.75	3.71	3.61	3.17	3.61	3.95	4.05	3.78	3.63	140.00	99.86
2011 Q4	5.00	5.00	5.10	4.59	4.36	4.36	4.31	4.19	3.86	4.21	4.56	4.75	4.39	4.24	140.00	99.86
2011 Full Year	4.50	4.50	4.60	4.16	3.92	3.92	3.89	3.78	3.37	3.79	4.13	4.25	3.96	3.80	140.00	99.86
2012	5.05	5.15	5.25	4.74	4.42	4.51	4.37	4.34	4.00	4.27	4.71	4.85	4.54	4.39	125.00	84.55
2013	5.53	5.75	5.85	5.31	4.87	5.06	4.91	4.88	4.59	4.81	5.28	5.40	5.11	4.95	125.00	84.55
2014	5.89	6.25	6.35	5.77	5.20	5.52	5.35	5.32	5.08	5.25	5.74	5.90	5.57	5.40	100.00	59.04
2015	6.24	6.75	6.85	6.22	5.52	5.97	5.80	5.76	5.57	5.70	6.19	6.40	6.02	5.86	100.00	59.04
2016	6.43	7.10	7.20	6.53	5.69	6.28	6.09	6.05	5.91	5.99	6.50	6.75	6.33	6.16	100.00	59.04
2017	6.50	7.32	7.42	6.76	5.77	6.50	6.31	6.26	6.13	6.21	6.73	6.97	6.56	6.39	102.00	61.08
2018	6.50	7.47	7.57	6.90	5.79	6.65	6.45	6.41	6.27	6.35	6.87	7.12	6.70	6.53	104.04	63.16
2019	6.50	7.62	7.72	7.06	5.80	6.80	6.60	6.55	6.42	6.50	7.03	7.27	6.86	6.69	106.12	65.29
2020	6.50	7.77	7.87	7.21	5.82	6.95	6.75	6.70	6.56	6.65	7.18	7.42	7.01	6.84	108.24	67.45
2021+	6.50	+2.0%/yr	+2.0%/yr	+2.0%/yr	5.82	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
AECO-C Spot refers to the one month price averaged for the year.

Revised 12-31-10

GLJ Petroleum Consultants

TABLE FP-5A
DECEMBER 31, 2010
RECONCILIATION OF COMPANY GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

FACTORS	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids		
	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
July 31, 2010	326	151	477	299	143	442	28	7	35	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	115	155	270	115	155	270	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	13	(14)	(0)	17	(14)	3	(3)	(0)	(3)	0	(0)	(0)
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	(6)	(2)	(8)	(6)	(2)	(8)	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(19)	0	(19)	(17)	0	(17)	(2)	0	(2)	0	0	0
December 31, 2010	430	290	720	407	283	690	23	7	30	0	0	0

FACTORS	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE		
	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
July 31, 2010	0	0	0	0	0	0	0	0	0	326	151	477
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	115	155	270
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0	14	(14)	0
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	(6)	(2)	(8)
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	0	0	0	0	0	0	0	0	0	(19)	0	(19)
December 31, 2010	0	0	0	0	0	0	0	0	0	430	290	720

The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as "Extensions and Improved Recovery".

GLJ Petroleum Consultants

TABLE FP-5B
JULY 31, 2010
RECONCILIATION OF COMPANY GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	Total Oil			Light and Medium Oil			Heavy Oil			Natural Gas Liquids		
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)
July 31, 2009	0	0	0	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	326	151	477	298	144	442	28	7	35	0	0	0
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	0	0	0	0	0	0	0	0	0	0	0	0
July 31, 2010	326	151	477	298	144	442	28	7	35	0	0	0

	Total Gas			Conventional Natural Gas			Coal Bed Methane			BOE		
FACTORS	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (MMcf)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
July 31, 2009	0	0	0	0	0	0	0	0	0	0	0	0
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	0	0	0	0	0	0	0	0	0	0	0	0
Acquisitions	0	0	0	0	0	0	0	0	0	326	151	477
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	0	0	0	0	0	0	0	0	0	0	0	0
July 31, 2010	0	0	0	0	0	0	0	0	0	326	151	477

* The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as "Extensions and Improved Recovery".

GLJ Petroleum Consultants

Table FP-6

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Undeveloped Reserves Attributed in Current Year

Proved Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year*	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
115	115	0	0	0	0	0	0	115	115

Probable Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
155	155	0	0	0	0	0	0	155	155

* Refers to reserves first attributed in this fiscal year ending on the effective date.

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

March 03, 2011 13:16:05

GLJ Petroleum Consultants

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Annual Capital Expenditures (M$)

Entity Description	Year												Totals			10% Discounted
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	
Proved Producing	0	0	0	0	0	314	0	0	190	0	0	0	503	0	503	270
Total Proved	2,209	0	0	0	0	336	0	0	214	0	0	0	2,758	0	2,758	2,400
Total Proved Plus Probable	3,759	0	0	0	0	358	0	0	0	239	0	0	4,356	174	4,531	3,946

1110807   Class (A,C,I), GLJ (2011-01), cs4

March 08, 2011 10:54:45

GLJ Petroleum Consultants

Table FP-8

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Company Annual Abandonment Costs (M$)

Entity Description	Year												Totals			10% Discounted
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	
Proved Producing	0	0	22	25	18	0	18	91	89	0	0	0	263	0	263	141
Total Proved	0	0	74	122	115	0	18	112	0	30	88	0	559	0	559	330
Total Proved Plus Probable	0	0	26	101	72	163	0	21	19	0	97	0	498	157	655	329

Table FP-9

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **GLJ (2011-01)**
Effective Date: **December 31, 2010**

Summary of First Year Production and Oil and Gas Reserves

2011 Average Daily Production

Entity Description	Light and Medium Oil Compny Gross bbl/d	Light and Medium Oil Compny Net bbl/d	Heavy Oil Compny Gross bbl/d	Heavy Oil Compny Net bbl/d	Natural Gas Compny Gross Mcf/d	Natural Gas Compny Net Mcf/d	Natural Gas Liquids Compny Gross bbl/d	Natural Gas Liquids Compny Net bbl/d	Oil Equivalent Compny Gross bbl/d	Oil Equivalent Compny Net bbl/d
Proved Producing										
Trout	124	98	0	0	0	0	0	0	124	98
Other Properties	0	0	18	15	0	0	0	0	18	15
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**124**	**98**	**18**	**15**	**0**	**0**	**0**	**0**	**142**	**113**
Proved Developed Nonproducing										
Trout	63	52	0	0	0	0	0	0	63	52
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Developed Nonproducing	**63**	**52**	**0**	**0**	**0**	**0**	**0**	**0**	**63**	**52**
Proved Undeveloped										
Trout	94	89	0	0	0	0	0	0	94	89
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**94**	**89**	**0**	**0**	**0**	**0**	**0**	**0**	**94**	**89**
Total Proved										
Trout	281	239	0	0	0	0	0	0	281	239
Other Properties	0	0	18	15	0	0	0	0	18	15
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved	**281**	**239**	**18**	**15**	**0**	**0**	**0**	**0**	**299**	**254**
Total Probable										
Trout	133	122	0	0	0	0	0	0	133	122
Other Properties	0	0	8	5	0	0	0	0	8	5
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Probable	**133**	**122**	**8**	**5**	**0**	**0**	**0**	**0**	**141**	**127**
Total Proved Plus Probable										
Trout	414	361	0	0	0	0	0	0	414	361
Other Properties	0	0	26	20	0	0	0	0	26	20
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved Plus Probable	**414**	**361**	**26**	**20**	**0**	**0**	**0**	**0**	**440**	**381**

Reserves

Entity Description	Light and Medium Oil Compny Gross Mbbl	Light and Medium Oil Compny Net Mbbl	Heavy Oil Compny Gross Mbbl	Heavy Oil Compny Net Mbbl	Natural Gas Compny Gross MMcf	Natural Gas Compny Net MMcf	Natural Gas Liquids Compny Gross Mbbl	Natural Gas Liquids Compny Net Mbbl	Oil Equivalent Compny Gross Mbbl	Oil Equivalent Compny Net Mbbl
Proved Producing										
Trout	201	171	0	0	0	0	0	0	201	171
Other Properties	0	0	23	19	0	0	0	0	23	19
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**201**	**171**	**23**	**19**	**0**	**0**	**0**	**0**	**223**	**190**
Proved Developed Nonproducing										
Trout	83	73	0	0	0	0	0	0	83	73
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Developed Nonproducing	**83**	**73**	**0**	**0**	**0**	**0**	**0**	**0**	**83**	**73**
Proved Undeveloped										
Trout	124	99	0	0	0	0	0	0	124	99
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**124**	**99**	**0**	**0**	**0**	**0**	**0**	**0**	**124**	**99**
Total Proved										
Trout	407	343	0	0	0	0	0	0	407	343
Other Properties	0	0	23	19	0	0	0	0	23	19
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved	**407**	**343**	**23**	**19**	**0**	**0**	**0**	**0**	**430**	**362**
Total Probable										
Trout	283	225	0	0	0	0	0	0	283	225
Other Properties	0	0	7	5	0	0	0	0	7	5
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Probable	**283**	**225**	**7**	**5**	**0**	**0**	**0**	**0**	**290**	**230**
Total Proved Plus Probable										
Trout	690	568	0	0	0	0	0	0	690	568
Other Properties	0	0	30	24	0	0	0	0	30	24
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved Plus Probable	**690**	**568**	**30**	**24**	**0**	**0**	**0**	**0**	**720**	**592**

BOE Factors:

HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

1110807 Class (A,B1,B2,C,F,I), GLJ (2011-01), cs6

March 08, 2011 11:42:30

Page: 82 of 111

GLJ Petroleum Consultants

Table CP-1

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Summary Of Oil And Gas Reserves And Net Present Values of Future Net Revenue

RESERVES SUMMARY

Reserves Category	Light And Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	Company Gross Mbbl	Company Net Mbbl	Company Gross Mbbl	Company Net Mbbl	Company Gross MMcf	Company Net MMcf	Company Gross Mbbl	Company Net Mbbl	Company Gross Mboe	Company Net Mboe
PROVED										
Producing	201	180	23	20	0	0	0	0	223	200
Developed Nonproducing	82	75	0	0	0	0	0	0	82	75
Undeveloped	118	97	0	0	0	0	0	0	118	97
TOTAL PROVED	401	352	23	20	0	0	0	0	423	372
TOTAL PROBABLE	283	237	7	5	0	0	0	0	290	242
TOTAL PROVED PLUS PROBABLE	684	589	30	25	0	0	0	0	713	613

NET PRESENT VALUE SUMMARY

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)					Unit Value Before Income Tax Discounted at 10%/year	
	0% M$	5% M$	10% M$	15% M$	20% M$	$/boe	$/Mcfe
PROVED							
Producing	4,040	3,776	3,536	3,321	3,128	17.71	2.95
Developed Nonproducing	1,296	1,190	1,097	1,016	945	14.54	2.42
Undeveloped	3,620	3,152	2,788	2,499	2,265	28.80	4.80
TOTAL PROVED	8,956	8,118	7,421	6,836	6,338	19.96	3.33
TOTAL PROBABLE	8,747	7,370	6,362	5,599	5,004	26.34	4.39
TOTAL PROVED PLUS PROBABLE	17,703	15,488	13,783	12,435	11,342	22.47	3.74

Note: Unit values are based on Company Net Reserves.

1110807   Class (A,B1,B2,C,F,I), SEC Posted 2010/12/31 (12 Month Avg), cs1a

March 08, 2011 11:36:52

GLJ Petroleum Consultants

Table CP-2

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Total Future Net Revenue (Undiscounted)

Reserves Category	Revenue M$	Royalties M$	Operating Costs M$	Capital Development Costs M$	Abandonment Costs M$	Future Net Revenue Before Income Taxes M$
Proved Producing	16,779	1,753	10,306	446	233	4,040
Proved Developed Nonproducing	6,183	497	3,415	725	249	1,296
Proved Undeveloped	8,872	1,558	2,111	1,562	21	3,620
Total Proved	**31,833**	**3,808**	**15,833**	**2,732**	**503**	**8,956**
Total Probable	**21,802**	**3,569**	**7,693**	**1,731**	**62**	**8,747**
Total Proved Plus Probable	**53,635**	**7,377**	**23,526**	**4,463**	**566**	**17,703**

Notes
1.   Disclosure is required for Total Proved and Proved Plus Probable reserves

Table CP-3

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Future Net Revenue by Production Group

	Future Net Revenue Before Income Taxes [2] (Discounted at 10% per year)		
	M$	$/boe	$/Mcfe
Proved Producing			
Light & Medium Oil [1]	3,447	19.20	3.20
Heavy Oil [1]	90	4.45	0.74
Total: Proved Producing	**3,536**	**17.71**	**2.95**
Total Proved			
Light & Medium Oil [1]	7,330	20.84	3.47
Heavy Oil [1]	91	4.53	0.75
Total: Total Proved	**7,421**	**19.96**	**3.33**
Total Proved Plus Probable			
Light & Medium Oil [1]	13,570	23.06	3.84
Heavy Oil [1]	213	8.57	1.43
Total: Total Proved Plus Probable	**13,783**	**22.47**	**3.74**

Notes
1. Including solution gas and other by-products
2. Other company revenue and costs not related to a specific production group have been allocated proportionately to production groups. Unit values are based on Company Net Reserves.

Percentage of Future Net Revenue (10% DCF)

Total Proved   *Total Proved Plus Probable*



Hvy Oil (1.2 %)

L & M Oil (98.8 %)



Hvy Oil (1.5 %)

L & M Oil (98.5 %)

GLJ Petroleum Consultants

Table CP-4
GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids
SEC Posted 2010/12/31 (12 Month Avg)
Effective January 01, 2011

Inflation %	Bank of Canada Average Noon Exchange Rate $US/$C	NYMEX WTI Near Month Futures Contract Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton	Bow River Crude Oil Stream Quality at Hardisty	Lloyd Blend Crude Oil Stream Quality at Hardisty	WCS Crude Oil Stream Quality at Hardisty	Heavy Crude Oil Proxy (12 API) at Hardisty	Light Sour Crude Oil (35 API, 1.2%S) at Cromer	Medium Crude Oil (29 API, 2.0%S) at Cromer	Alberta Natural Gas Liquids (Then Current Dollars)			
		Constant 2011 $ $US/bbl	Then Current $US/bbl	Then Current $US/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Then Current $C/bbl	Spec Ethane $C/bbl	Edmonton Propane $C/bbl	Edmonton Butane $C/bbl	Edmonton Pentanes Plus $C/bbl
0.0	0.9672	79.40	79.40	79.17	78.23	68.81	67.76	68.81	61.72	77.19	74.21	13.37	45.10	66.10	84.57

GLJ Petroleum Consultants
Natural Gas and Sulphur
SEC Posted 2010/12/31 (12 Month Avg)
Effective January 01, 2011

Henry Hub Nymex Near Month Contract		Midwest Price @ Chicago	AECO/NIT Spot	Alberta Plant Gate					Saskatchewan Plant Gate			British Columbia		Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $C/LT
				Spot											
Constant 2011 $ $US/MMbtu	Then Current $US/MMbtu	Then Current $US/MMbtu	Then Current $C/MMbtu	2011 $ $C/MMbtu	Then Current $C/MMbtu	ARP $C/MMbtu	Aggregator $C/MMbtu	Alliance $C/MMbtu	SaskEnergy $C/MMbtu	Spot $C/MMbtu	Sumas Spot $US/MMbtu	Westcoast Station 2 $C/MMbtu	Spot Plant Gate $C/MMbtu		
4.38	4.38	4.47	4.06	3.84	3.84	3.73	3.68	3.28	3.63	4.03	4.29	3.83	3.65	88.94	48.96

GLJ Petroleum Consultants

TABLE CP-5

RESERVES RECONCILIATION

Table NOT Applicable.

Table CP-6

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Undeveloped Reserves Attributed in Current Year

Proved Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year*	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
113	113	0	0	0	0	0	0	113	113

Probable Undeveloped Reserves

L&M Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)		BOE (Mbbl)	
Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total	Attributed This Year	Current Total
154	154	0	0	0	0	0	0	154	154

* Refers to reserves first attributed in this fiscal year ending on the effective date.

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

1110807   Class (B2,E2), SEC Posted 2010/12/31 (12 Month Avg), cs7a   March 07, 2011 10:57:16

GLJ Petroleum Consultants

Table CP-7

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Company Annual Capital Expenditures (M$)

	Year												Totals			
Entity Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	10% Discounted
Proved Producing	0	0	0	0	0	284	0	0	162	0	0	0	446	0	446	240
Total Proved	2,246	0	0	0	0	304	0	0	182	0	0	0	2,732	0	2,732	2,402
Total Proved Plus Probable	3,802	0	0	0	0	324	0	0	0	200	0	0	4,325	138	4,463	3,939

1110807 Class (A,C,I), SEC Posted 2010/12/31 (12 Month Avg), cs4 March 08, 2011 10:59:38

GLJ Petroleum Consultants

Page: 89 of 111

Table CP-8

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Various**
Property:	**Corporate**	Development Class:	**Classifications**
Description:	**After Tax Analysis**	Pricing:	**SEC Posted 2010/12/31 (12 Month Avg)**
		Effective Date:	**December 31, 2010**

Company Annual Abandonment Costs (M$)

	Year												Totals			
Entity Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Subtotal	Remainder	Total	10% Discounted
Proved Producing	0	0	21	24	17	0	16	79	76	0	0	0	233	0	233	126
Total Proved	0	0	113	74	106	0	16	97	0	97	0	0	503	0	503	307
Total Proved Plus Probable	0	0	50	112	50	122	0	18	16	0	79	0	447	118	566	301

1110807 Class (A,C,I), SEC Posted 2010/12/31 (12 Month Avg), cs5 March 08, 2011 10:59:39

Page: 90 of 111

GLJ Petroleum Consultants

Table CP-9

Company: **Cougar Oil and Gas Canada Inc.**
Property: **Corporate**
Description: **After Tax Analysis**

Reserve Class: **Various**
Development Class: **Classifications**
Pricing: **SEC Posted 2010/12/31 (12 Month Avg)**
Effective Date: **December 31, 2010**

Summary of First Year Production and Oil and Gas Reserves

2011 Average Daily Production

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
Entity Description	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross Mcf/d	Compny Net Mcf/d	Compny Gross bbl/d	Compny Net bbl/d	Compny Gross bbl/d	Compny Net bbl/d
Proved Producing										
Trout	124	102	0	0	0	0	0	0	124	102
Other Properties	0	0	18	15	0	0	0	0	18	15
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**124**	**102**	**18**	**15**	**0**	**0**	**0**	**0**	**142**	**117**
Proved Developed Nonproducing										
Trout	63	54	0	0	0	0	0	0	63	54
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Developed Nonproducing	**63**	**54**	**0**	**0**	**0**	**0**	**0**	**0**	**63**	**54**
Proved Undeveloped										
Trout	94	89	0	0	0	0	0	0	94	89
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**94**	**89**	**0**	**0**	**0**	**0**	**0**	**0**	**94**	**89**
Total Proved										
Trout	281	245	0	0	0	0	0	0	281	245
Other Properties	0	0	18	15	0	0	0	0	18	15
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved	**281**	**245**	**18**	**15**	**0**	**0**	**0**	**0**	**299**	**260**
Total Probable										
Trout	133	122	0	0	0	0	0	0	133	122
Other Properties	0	0	8	5	0	0	0	0	8	5
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Probable	**133**	**122**	**8**	**5**	**0**	**0**	**0**	**0**	**141**	**127**
Total Proved Plus Probable										
Trout	414	366	0	0	0	0	0	0	414	366
Other Properties	0	0	26	21	0	0	0	0	26	21
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved Plus Probable	**414**	**366**	**26**	**21**	**0**	**0**	**0**	**0**	**440**	**387**

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Oil Equivalent	
Entity Description	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross MMcf	Compny Net MMcf	Compny Gross Mbbl	Compny Net Mbbl	Compny Gross Mbbl	Compny Net Mbbl
Proved Producing										
Trout	201	180	0	0	0	0	0	0	201	180
Other Properties	0	0	23	20	0	0	0	0	23	20
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Producing	**201**	**180**	**23**	**20**	**0**	**0**	**0**	**0**	**223**	**200**
Proved Developed Nonproducing										
Trout	82	75	0	0	0	0	0	0	82	75
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Developed Nonproducing	**82**	**75**	**0**	**0**	**0**	**0**	**0**	**0**	**82**	**75**
Proved Undeveloped										
Trout	118	97	0	0	0	0	0	0	118	97
Other Properties	0	0	0	0	0	0	0	0	0	0
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Proved Undeveloped	**118**	**97**	**0**	**0**	**0**	**0**	**0**	**0**	**118**	**97**
Total Proved										
Trout	401	352	0	0	0	0	0	0	401	352
Other Properties	0	0	23	20	0	0	0	0	23	20
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved	**401**	**352**	**23**	**20**	**0**	**0**	**0**	**0**	**423**	**372**
Total Probable										
Trout	283	237	0	0	0	0	0	0	283	237
Other Properties	0	0	7	5	0	0	0	0	7	5
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Probable	**283**	**237**	**7**	**5**	**0**	**0**	**0**	**0**	**290**	**242**
Total Proved Plus Probable										
Trout	684	589	0	0	0	0	0	0	684	589
Other Properties	0	0	30	25	0	0	0	0	30	25
Crown Adjustments	0	0	0	0	0	0	0	0	0	0
Total: Total Proved Plus Probable	**684**	**589**	**30**	**25**	**0**	**0**	**0**	**0**	**713**	**613**

BOE Factors:								
	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

GLJ Petroleum Consultants

AFTER TAX ANAYLSIS

TABLE OF CONTENTS

AFTER TAX ANALYSIS

Canadian income taxes were calculated based on currently legislated federal and provincial tax rates, tax regulations and tax pool information provided by the Company. After tax values for reserves development status or production status subcategories (i.e. developed, undeveloped, producing, non-producing) are calculated by difference.

Tax Pools

The following tax pools as of the effective date, were included in the income tax calculations:

Tax Pool Classification	Write-Off Rate (%)	Tax Pool (M$)
Canadian Oil and Gas Property Expense	10	11,122
Canadian Exploration Expense	100	423
Non-Capital Losses	100	1,621
Canadian Development Expense	30	1,131
Capital Cost Allowance:		
Class 41	25	
Share Issue Costs		43.0
Class 8	20	

Tax Rates

Federal income tax calculations incorporate recently enacted reductions in general corporate income tax rates as follows:

Year	Federal Income Tax Rate
2011	16.5%
2012+	15.0%

Allocation of revenues to Canadian provinces for income tax purposes depends on several factors in addition to the provincial origin of the resource revenues. The average future annual provincial tax rate has been calculated based on an allocation of provincial resource revenues and their respective tax rate as follows:

Year	Alberta Tax Rate	Alberta Allocation	B.C. Tax Rate	B.C. Allocation	Sask. Tax Rate	Sask. Allocation	Man. Tax Rate	Man. Allocation	Avg. Ann. Tax Rate
2011+	10.00%	100%	10.00%	0%	12.00%	0%	12.00%	0%	10%

Company total after tax economic forecasts for all reserves categories are attached.

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	
Property:	**Corporate**	
Description:	**After Tax Analysis**	

Reserve Class:	**Various**
Development Class:	**Classifications**
Pricing:	**GLJ (2011-01)**
Effective Date:	**December 31, 2010**

Summary of Reserves and Values

	Proved Producing	Proved Developed Non-producing	Proved Undeveloped	Total Proved	Total Probable	Total Proved Plus Probable
MARKETABLE RESERVES						
Light/Medium Oil (Mbbl)						
Total Company Interest	201	83	124	407	283	690
Working Interest	201	83	124	407	283	690
Net After Royalty	171	73	99	343	225	568
Heavy Oil (Mbbl)						
Total Company Interest	23	0	0	23	7	30
Working Interest	23	0	0	23	7	30
Net After Royalty	19	0	0	19	5	24
Oil Equivalent (Mbbl)						
Total Company Interest	223	83	124	430	290	720
Working Interest	223	83	124	430	290	720
Net After Royalty	190	73	99	362	230	592
BEFORE TAX PRESENT VALUE (M$)						
0%	5,251	1,807	4,582	11,640	11,058	22,698
5%	4,813	1,652	3,975	10,440	9,161	19,601
8%	4,582	1,570	3,682	9,834	8,304	18,138
10%	4,439	1,519	3,510	9,469	7,818	17,287
12%	4,305	1,471	3,355	9,131	7,388	16,519
15%	4,119	1,404	3,146	8,669	6,829	15,498
20%	3,842	1,304	2,854	8,001	6,073	14,073
AFTER TAX PRESENT VALUE (M$)						
0%	5,251	1,807	4,453	11,511	9,580	21,091
5%	4,813	1,652	3,855	10,320	7,769	18,089
8%	4,582	1,570	3,567	9,719	6,960	16,679
10%	4,439	1,519	3,399	9,357	6,503	15,860
12%	4,305	1,471	3,246	9,022	6,101	15,123
15%	4,119	1,404	3,041	8,565	5,581	14,145
20%	3,842	1,304	2,756	7,902	4,885	12,787

BOE Factors:	HVY OIL	1.0	RES GAS	6.0	PROPANE	1.0	ETHANE	1.0
	COND	1.0	SLN GAS	6.0	BUTANE	1.0	SULPHUR	0.0

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Various**
Property:	**Corporate**		Development Class:	**Classifications**
Description:	**After Tax Analysis**		Pricing:	**GLJ (2011-01)**
			Effective Date:	**December 31, 2010**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index yrs	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe		0%	8%	10%	12%
Proved Producing																			
All Properties																			
Alexander	0	18	0	18	0	23	0	0	23	0	19	0	0	19	3.2	141	132	129	127
Trout	0	124	0	124	0	201	0	0	201	0	171	0	0	171	4.4	5,110	4,450	4,310	4,178
Total: All Properties	**0**	**142**	**0**	**142**	**0**	**223**	**0**	**0**	**223**	**0**	**190**	**0**	**0**	**190**	**4.3**	**5,251**	**4,582**	**4,439**	**4,305**
Total: Proved Producing	**0**	**142**	**0**	**142**	**0**	**223**	**0**	**0**	**223**	**0**	**190**	**0**	**0**	**190**	**4.3**	**5,251**	**4,582**	**4,439**	**4,305**
Proved Developed Nonproducing																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	63	0	63	0	83	0	0	83	0	73	0	0	73	3.6	1,807	1,570	1,519	1,471
Total: All Properties	**0**	**63**	**0**	**63**	**0**	**83**	**0**	**0**	**83**	**0**	**73**	**0**	**0**	**73**	**3.6**	**1,807**	**1,570**	**1,519**	**1,471**
Total: Proved Developed Nonproducing	**0**	**63**	**0**	**63**	**0**	**83**	**0**	**0**	**83**	**0**	**73**	**0**	**0**	**73**	**3.6**	**1,807**	**1,570**	**1,519**	**1,471**
Proved Undeveloped																			
All Properties																			
Alexander	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0.0	0	0	0	0
Trout	0	94	0	94	0	124	0	0	124	0	99	0	0	99	3.6	4,417	3,523	3,353	3,198
Total: All Properties	**0**	**94**	**0**	**94**	**0**	**124**	**0**	**0**	**124**	**0**	**99**	**0**	**0**	**99**	**3.6**	**4,417**	**3,523**	**3,353**	**3,198**
Total: Proved Undeveloped	**0**	**94**	**0**	**94**	**0**	**124**	**0**	**0**	**124**	**0**	**99**	**0**	**0**	**99**	**3.6**	**4,417**	**3,523**	**3,353**	**3,198**
Total Proved																			
All Properties																			
Alexander	0	18	0	18	0	23	0	0	23	0	19	0	0	19	3.2	141	132	129	127
Trout	0	282	0	282	0	407	0	0	407	0	343	0	0	343	4.0	11,333	9,543	9,182	8,847
Total: All Properties	**0**	**299**	**0**	**299**	**0**	**430**	**0**	**0**	**430**	**0**	**362**	**0**	**0**	**362**	**3.9**	**11,474**	**9,675**	**9,311**	**8,975**
Total: Total Proved	**0**	**299**	**0**	**299**	**0**	**430**	**0**	**0**	**430**	**0**	**362**	**0**	**0**	**362**	**3.9**	**11,474**	**9,675**	**9,311**	**8,975**
Total Probable																			
All Properties																			
Alexander	0	8	0	8	0	7	0	0	7	0	5	0	0	5	2.2	152	136	132	129
Trout	0	133	0	133	0	283	0	0	283	0	225	0	0	225	5.8	10,856	8,120	7,638	7,212
Total: All Properties	**0**	**141**	**0**	**141**	**0**	**290**	**0**	**0**	**290**	**0**	**230**	**0**	**0**	**230**	**5.6**	**11,008**	**8,256**	**7,770**	**7,341**
Total: Total Probable	**0**	**141**	**0**	**141**	**0**	**290**	**0**	**0**	**290**	**0**	**230**	**0**	**0**	**230**	**5.6**	**11,008**	**8,256**	**7,770**	**7,341**

Company Production, Reserves and Present Value Summary

Entity Description	2011 Company Interest Prod'n				Company Interest Reserves					Net After Royalty Reserves					Reserve Life Index yrs	Before Income Tax Discounted Present Value (M$)			
	Gas Mcf/d	Oil bbl/d	NGL bbl/d	Oil Eq. boe/d	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe	Gas MMcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Oil Eq. Mboe		0%	8%	10%	12%
Total Proved Plus Probable																			
All Properties																			
Alexander	0	26	0	26	0	30	0	0	30	0	24	0	0	24	2.9	293	267	262	256
Trout	0	414	0	414	0	690	0	0	690	0	568	0	0	568	4.6	22,189	17,663	16,820	16,059
Total: All Properties	**0**	**440**	**0**	**440**	**0**	**720**	**0**	**0**	**720**	**0**	**592**	**0**	**0**	**592**	**4.5**	**22,482**	**17,931**	**17,082**	**16,315**
Total: Total Proved Plus Probable	**0**	**440**	**0**	**440**	**0**	**720**	**0**	**0**	**720**	**0**	**592**	**0**	**0**	**592**	**4.5**	**22,482**	**17,931**	**17,082**	**16,315**

BOE Factors: HVY OIL 1.0   RES GAS 6.0   PROPANE 1.0   ETHANE 1.0
COND 1.0   SLN GAS 6.0   BUTANE 1.0   SULPHUR 0.0

1110807   Class (A,B1,B2,C,F,I), GLJ (2011-01), crv

March 08, 2011 11:03:17

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Producing**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	9	124	45	36	81.92	18	7	5	76.78	142	52	41	81.28
2012	9	104	38	31	84.99	17	6	5	76.75	121	44	37	83.84
2013	9	82	30	25	86.62	14	5	5	75.93	96	35	30	85.01
2014	8	66	24	21	88.66	12	5	4	77.03	79	29	25	86.82
2015	8	53	20	17	91.89	0	0	0	0.00	53	20	17	91.89
2016	7	44	16	14	94.32	0	0	0	0.00	44	16	14	94.32
2017	7	36	13	12	97.09	0	0	0	0.00	36	13	12	97.09
2018	6	24	9	8	99.62	0	0	0	0.00	24	9	8	99.62
2019	3	16	6	5	102.38	0	0	0	0.00	16	6	5	102.38
Tot.			**201**	**171**	**88.35**		**23**	**19**	**76.62**		**223**	**190**	**87.16**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	142	52	41	81.28
2012	121	44	37	83.84
2013	96	35	30	85.01
2014	79	29	25	86.82
2015	53	20	17	91.89
2016	44	16	14	94.32
2017	36	13	12	97.09
2018	24	9	8	99.62
2019	16	6	5	102.38
Tot.		**223**	**190**	**87.16**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2011	4,216	0	0	4,216	4	4,220	883	0	0	0	883	3,337	1,165	541	1,706
2012	3,706	0	0	3,706	3	3,709	649	0	0	0	649	3,060	1,223	483	1,706
2013	2,986	0	0	2,986	1	2,987	434	0	0	0	434	2,553	1,197	399	1,596
2014	2,493	0	0	2,493	0	2,493	305	0	0	0	305	2,188	1,207	337	1,545
2015	1,794	0	0	1,794	0	1,794	199	0	0	0	199	1,594	1,013	169	1,182
2016	1,509	0	0	1,509	0	1,509	146	0	0	0	146	1,363	850	141	992
2017	1,272	0	0	1,272	0	1,272	110	0	0	0	110	1,162	846	118	964
2018	880	0	0	880	0	880	76	0	0	0	76	805	673	81	754
2019	616	0	0	616	0	616	53	0	0	0	53	562	453	56	509
Tot.	**19,472**	**0**	**0**	**19,472**	**8**	**19,480**	**2,855**	**0**	**0**	**0**	**2,855**	**16,624**	**8,628**	**2,325**	**10,953**
Disc	14,821	0	0	14,821	7	14,829	2,301	0	0	0	2,301	12,528	6,128	1,812	7,940

	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
Year														
2011	0	0	0	1,631	77	0	1,708	0	0	0	0	1,708	1,708	1,628
2012	0	0	0	1,354	65	0	1,419	0	0	0	0	1,419	3,127	2,858
2013	0	0	0	958	51	22	986	0	0	0	0	986	4,113	3,635
2014	0	0	0	643	41	25	659	0	0	0	0	659	4,772	4,108
2015	0	0	0	412	34	18	428	0	0	0	0	428	5,200	4,386
2016	0	0	0	371	28	0	399	314	0	0	314	85	5,285	4,437
2017	0	0	0	198	23	18	203	0	0	0	0	203	5,489	4,546
2018	0	0	0	51	16	91	-24	0	0	0	0	-24	5,464	4,534
2019	0	0	0	53	12	89	-24	190	0	0	190	-214	5,251	4,439
Tot.	**0**	**0**	**0**	**5,671**	**346**	**263**	**5,754**	**503**	**0**	**0**	**503**	**5,251**	**5,251**	**4,439**
Disc	0	0	0	4,587	263	141	4,709	270	0	0	270	4,439	4,439	4,439

AFTER TAX ANALYSIS

Tax Pool Balances Incl. Current Year Additions / Depreciation & Writeoffs

Year	Oper. Income M$	CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	1,708	1,418	11,122	1,131	423	2,490	355	1,112	339	0	0	1,806
2012	1,419	1,064	10,010	792	423	3,358	266	1,001	238	0	0	1,504
2013	986	798	9,009	554	423	4,227	199	901	166	0	0	1,267
2014	659	598	8,108	388	423	5,095	150	811	116	0	0	1,077
2015	428	449	7,297	272	423	5,964	112	730	81	0	0	923
2016	399	336	6,567	504	423	5,964	84	657	151	0	0	892
2017	203	252	5,911	353	423	5,964	63	591	106	0	0	760
2018	-24	189	5,320	247	423	5,964	47	532	74	0	0	653
2019	-24	142	4,788	363	423	5,964	35	479	109	0	0	623
Tot.	**5,754**	**142**	**4,788**	**363**	**423**	**5,964**	**1,312**	**6,813**	**1,381**	**0**	**0**	**9,505**
Disc	4,709						1,028	4,874	1,028	0	0	6,930

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Net Cash Flow Before Income Tax Cum. M$	Net Cash Flow Before Income Tax 10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Net Cash Flow After Income Tax Cum. M$	Net Cash Flow After Income Tax 10.0% Dcf M$
2011	-98	16.5	0	10.0	0	0	0	1,708	1,708	1,628	1,708	1,708	1,628
2012	-86	15.0	0	10.0	0	0	0	1,419	3,127	2,858	1,419	3,127	2,858
2013	-280	15.0	0	10.0	0	0	0	986	4,113	3,635	986	4,113	3,635
2014	-418	15.0	0	10.0	0	0	0	659	4,772	4,108	659	4,772	4,108
2015	-496	15.0	0	10.0	0	0	0	428	5,200	4,386	428	5,200	4,386
2016	-493	15.0	0	10.0	0	0	0	85	5,285	4,437	85	5,285	4,437
2017	-557	15.0	0	10.0	0	0	0	203	5,489	4,546	203	5,489	4,546
2018	-677	15.0	0	10.0	0	0	0	-24	5,464	4,534	-24	5,464	4,534
2019	-647	15.0	0	10.0	0	0	0	-214	5,251	4,439	-214	5,251	4,439
Tot.	**-3,751**		**0**		**0**	**0**	**0**	**5,251**	**5,251**	**4,439**	**5,251**	**5,251**	**4,439**
Disc	-2,221		0		0	0	0	4,439	4,439	4,439	4,439	4,439	4,439

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	201	0	201	171	1.000	201	90	9.0	4.4	2.6
Heavy Oil	Mbbl	23	0	23	19	1.000	23	10	4.0	3.5	1.8
Total: Oil	Mbbl	223	0	223	190	1.000	223	100	9.0	4.3	2.4
Total: Oil Eq.	Mboe	223	0	223	190	1.000	223	100	9.0	4.3	2.4

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	17.46	30.20	0.00	34.27	15,135	91	11,277	90
Heavy Oil	$/bbl	86.22	-9.44	76.78	13.89	51.40	0.00	11.48	1,490	9	1,251	10
Total: Oil	$/bbl	86.22	-4.95	81.28	17.01	32.86	0.00	31.41	16,624	100	12,528	100
Total: Oil Eq.	$/boe	86.22	-4.95	81.28	17.01	32.86	0.00	31.41	16,624	100	12,528	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	20.9457	14.6648	0.0	5,671	5,754	503	5,251	23.49	5,754	503	5,251	23.49
Non-crown Royalty	0.0000	0.0000	5.0	5,069	5,178	365	4,813	21.54	5,178	365	4,813	21.54
Mineral Tax	0.0000	0.0000	8.0	4,768	4,886	304	4,582	20.50	4,886	304	4,582	20.50
			10.0	4,587	4,709	270	4,439	19.86	4,709	270	4,439	19.86
			12.0	4,421	4,546	241	4,305	19.26	4,546	241	4,305	19.26
			15.0	4,194	4,322	203	4,119	18.43	4,322	203	4,119	18.43
			20.0	3,868	3,998	155	3,842	17.19	3,998	155	3,842	17.19

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:17

Company:	**Cougar Oil and Gas Canada Inc.**
Property:	**Corporate**
Description:	**After Tax Analysis**

Reserve Class:	**Proved**
Development Class:	**Developed Nonproducing**
Pricing:	**GLJ (2011-01)**
Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	10	63	23	19	81.92
2012	10	71	26	23	84.99
2013	10	47	17	16	86.62
2014	8	25	9	9	88.66
2015	4	12	4	4	91.89
2016	1	3	1	1	94.32
2017	1	3	1	1	97.09
2018	1	1	0	0	99.62
2019	0	0	0	0	0.00
Tot.			**83**	**73**	**85.59**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest	Company Interest	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	1,895	0	0	1,895	0	1,895	301	36	0	0	336	1,559	484	185	669
2012	2,216	0	0	2,216	0	2,216	202	55	0	0	258	1,958	783	213	996
2013	1,496	0	0	1,496	0	1,496	86	36	0	0	122	1,374	741	144	885
2014	816	0	0	816	0	816	37	14	0	0	51	765	478	78	556
2015	392	0	0	392	0	392	18	6	0	0	24	368	251	37	288
2016	117	0	0	117	0	117	7	2	0	0	8	109	60	11	71
2017	96	0	0	96	0	96	5	1	0	0	6	90	61	9	70
2018	39	0	0	39	0	39	2	1	0	0	2	36	30	4	33
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Tot.	**7,067**	**0**	**0**	**7,067**	**0**	**7,067**	**658**	**150**	**0**	**0**	**808**	**6,259**	**2,887**	**680**	**3,567**
Disc	5,886	0	0	5,886	0	5,886	576	126	0	0	702	5,185	2,312	567	2,879

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	890	29	0	919	723	0	0	723	196	196	187
2012	0	0	0	962	33	0	996	0	0	0	0	996	1,192	1,050
2013	0	0	0	489	22	52	459	0	0	0	0	459	1,651	1,412
2014	0	0	0	209	12	97	124	0	0	0	0	124	1,775	1,501
2015	0	0	0	81	6	97	-11	0	0	0	0	-11	1,764	1,493
2016	0	0	0	38	2	0	40	2	0	0	2	38	1,802	1,516
2017	0	0	0	20	2	0	22	0	0	0	0	22	1,823	1,527
2018	0	0	0	3	1	21	-17	0	0	0	0	-17	1,807	1,519
2019	0	0	0	0	0	0	0	0	0	0	0	0	1,807	1,519
Tot.	**0**	**0**	**0**	**2,693**	**106**	**267**	**2,532**	**725**	**0**	**0**	**725**	**1,807**	**1,807**	**1,519**
Disc	0	0	0	2,305	88	184	2,210	690	0	0	690	1,519	1,519	1,519

AFTER TAX ANALYSIS

	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions					Depreciation & Writeoffs					
Year		CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	919	0	0	723	0	0	0	0	217	0	604	820
2012	996	0	0	506	0	-604	0	0	152	0	758	910
2013	459	0	0	354	0	-1,362	0	0	106	0	73	179
2014	124	0	0	248	0	-1,435	0	0	74	0	0	74
2015	-11	0	0	173	0	-1,435	0	0	52	0	0	52
2016	40	0	0	124	0	-1,435	0	0	37	0	0	37
2017	22	0	0	87	0	-1,435	0	0	26	0	0	26
2018	-17	0	0	61	0	-1,435	0	0	18	0	0	18
2019	0	0	0	42	0	-1,435	0	0	13	0	0	13
Tot.	**2,532**	**0**	**0**	**42**	**0**	**-1,435**	**0**	**0**	**695**	**0**	**1,435**	**2,130**
Disc	2,210						0	0	560	0	1,290	1,850

Year	Taxable Income M$	Federal Tax Rate %	Federal Income Tax M$	Provincial Tax Rate %	Provincial Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Net Cash Flow Before Income Tax Cum. M$	Net Cash Flow Before Income Tax 10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Net Cash Flow After Income Tax Cum. M$	Net Cash Flow After Income Tax 10.0% Dcf M$
2011	98	16.5	0	10.0	0	0	0	196	196	187	196	196	187
2012	86	15.0	0	10.0	0	0	0	996	1,192	1,050	996	1,192	1,050
2013	280	15.0	0	10.0	0	0	0	459	1,651	1,412	459	1,651	1,412
2014	50	15.0	0	10.0	0	0	0	124	1,775	1,501	124	1,775	1,501
2015	-63	15.0	0	10.0	0	0	0	-11	1,764	1,493	-11	1,764	1,493
2016	3	15.0	0	10.0	0	0	0	38	1,802	1,516	38	1,802	1,516
2017	-4	15.0	0	10.0	0	0	0	22	1,823	1,527	22	1,823	1,527
2018	-35	15.0	0	10.0	0	0	0	-17	1,807	1,519	-17	1,807	1,519
2019	-13	15.0	0	10.0	0	0	0	0	1,807	1,519	0	1,807	1,519
Tot.	**402**		**0**		**0**	**0**	**0**	**1,807**	**1,807**	**1,519**	**1,807**	**1,807**	**1,519**
Disc	360		0		0	0	0	1,519	1,519	1,519	1,519	1,519	1,519

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Remaining Reserves at Jan 01, 2011 Roy/NPI Interest	Remaining Reserves at Jan 01, 2011 Total Company	Remaining Reserves at Jan 01, 2011 Net	Oil Equivalents Oil Eq. Factor	Oil Equivalents Company Mboe	Oil Equivalents % of Total	Reserve Life Indic. (yr) Reserve Life	Reserve Life Indic. (yr) Life Index	Reserve Life Indic. (yr) Half Life
Light/Med Oil	Mbbl	83	0	83	73	1.000	83	100	8.0	3.6	1.7
Total: Oil Eq.	Mboe	83	0	83	73	1.000	83	100	8.0	3.6	1.7

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Average First Year Unit Values Price Adjust.	Average First Year Unit Values Wellhead Price	Average First Year Unit Values Net Burdens	Average First Year Unit Values Operating Expenses	Average First Year Unit Values Other Expenses	Average First Year Unit Values Prod'n Revenue	Net Revenue After Royalties Undisc M$	Net Revenue After Royalties % of Total	Net Revenue After Royalties 10% Disc M$	Net Revenue After Royalties % of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	14.54	28.94	0.00	38.45	6,259	100	5,185	100
Total: Oil Eq.	$/boe	86.22	-4.30	81.92	14.54	28.94	0.00	38.45	6,259	100	5,185	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%) Initial	Revenue Burdens (%) Average	Disc. Rate %	Net Present Value Before Income Tax Prod'n Revenue M$	Net Present Value Before Income Tax Operating Income M$	Net Present Value Before Income Tax Capital Invest. M$	Net Present Value Before Income Tax Cash Flow M$	Net Present Value Before Income Tax Cash Flow $/boe	Net Present Value After Income Tax Operating Income M$	Net Present Value After Income Tax Capital Invest. M$	Net Present Value After Income Tax Cash Flow M$	Net Present Value After Income Tax Cash Flow $/boe
Crown Royalty 15.8720	9.3057	0.0	2,693	2,532	725	1,807	21.88	2,532	725	1,807	21.88
Non-crown Royalty 1.8738	2.1233	5.0	2,483	2,359	707	1,652	20.01	2,359	707	1,652	20.01
Mineral Tax 0.0000	0.0000	8.0	2,373	2,267	697	1,570	19.01	2,267	697	1,570	19.01
		10.0	2,305	2,210	690	1,519	18.40	2,210	690	1,519	18.40
		12.0	2,242	2,155	684	1,471	17.82	2,155	684	1,471	17.82
		15.0	2,153	2,079	675	1,404	17.01	2,079	675	1,404	17.01
		20.0	2,021	1,965	660	1,304	15.80	1,965	660	1,304	15.80

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Undeveloped**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

Light/Medium Oil Production

Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	1	94	34	33	81.92
2012	1	69	25	18	84.99
2013	1	42	15	9	86.62
2014	1	28	10	7	88.66
2015	1	21	8	5	91.89
2016	1	16	6	4	94.32
2017	1	13	5	4	97.09
2018	1	11	4	3	99.62
2019	1	9	3	3	102.38
2020	4	21	8	7	104.54
2021	3	16	6	5	106.71
Tot.			**124**	**99**	**89.09**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens				Royalty Interest Total	Company Interest Total	Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	2,805	0	0	2,805	0	2,805	140	0	0	0	140	2,665	71	274	345
2012	2,136	0	0	2,136	0	2,136	609	0	0	0	609	1,527	82	205	287
2013	1,319	0	0	1,319	0	1,319	499	0	0	0	499	819	82	127	209
2014	922	0	0	922	0	922	295	0	0	0	295	627	86	88	174
2015	701	0	0	701	0	701	198	0	0	0	198	503	91	66	157
2016	556	0	0	556	0	556	132	0	0	0	132	424	87	52	139
2017	455	0	0	455	0	455	88	0	0	0	88	368	89	42	131
2018	383	0	0	383	0	383	62	0	0	0	62	321	97	35	133
2019	330	0	0	330	0	330	47	0	0	0	47	283	96	30	127
2020	792	0	0	792	0	792	77	0	0	0	77	714	534	72	606
2021	613	0	0	613	0	613	58	0	0	0	58	555	469	56	525
Tot.	**11,012**	**0**	**0**	**11,012**	**0**	**11,012**	**2,206**	**0**	**0**	**0**	**2,206**	**8,807**	**1,786**	**1,048**	**2,834**
Disc	8,137	0	0	8,137	0	8,137	1,625	0	0	0	1,625	6,512	903	779	1,682

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment				Before Tax Cash Flow		
								Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	2,320	45	0	2,365	1,152	0	334	1,486	879	879	838
2012	0	0	0	1,240	33	0	1,273	0	0	0	0	1,273	2,152	1,942
2013	0	0	0	610	20	0	630	0	0	0	0	630	2,782	2,438
2014	0	0	0	453	14	0	466	0	0	0	0	466	3,249	2,772
2015	0	0	0	346	10	0	356	0	0	0	0	356	3,605	3,004
2016	0	0	0	285	8	0	293	20	0	0	20	273	3,877	3,166
2017	0	0	0	237	6	0	243	0	0	0	0	243	4,120	3,296
2018	0	0	0	188	5	0	193	0	0	0	0	193	4,313	3,391
2019	0	0	0	156	4	-89	249	24	0	0	24	226	4,539	3,491
2020	0	0	0	108	13	30	91	0	0	0	0	91	4,630	3,528
2021	0	0	0	30	10	88	-48	0	0	0	0	-48	4,582	3,510
Tot.	**0**	**0**	**0**	**5,973**	**169**	**29**	**6,112**	**1,196**	**0**	**334**	**1,530**	**4,582**	**4,582**	**3,510**
Disc	0	0	0	4,829	125	5	4,950	1,121	0	319	1,439	3,510	3,510	3,510

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs: CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	2,365	334	0	1,152	0	0	42	0	346	92	1,886	2,365
2012	1,273	292	0	806	-92	-1,886	73	0	242	331	110	757
2013	630	219	0	564	-423	-1,996	55	0	169	0	406	630
2014	466	164	0	395	-423	-2,403	41	0	119	0	0	160
2015	356	123	0	277	-423	-2,403	31	0	83	0	0	114
2016	293	92	0	214	-423	-2,403	23	0	64	0	0	87
2017	243	69	0	150	-423	-2,403	17	0	45	0	0	62
2018	193	52	0	105	-423	-2,403	13	0	31	0	0	44
2019	249	39	0	97	-423	-2,403	10	0	29	0	0	39
2020	91	136	4,309	352	0	2,127	34	431	105	0	0	570
2021	-48	102	3,878	246	0	2,127	25	388	74	0	0	487
Tot.	**6,112**	**102**	**3,878**	**246**	**0**	**2,127**	**364**	**819**	**1,307**	**423**	**2,403**	**5,316**
Disc	4,950						253	317	972	375	2,214	4,130

Year	Taxable Income M$	Federal: Tax Rate %	Federal: Income Tax M$	Provincial: Tax Rate %	Provincial: Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax: Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax: Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	879	879	838	879	879	838
2012	516	15.0	77	10.0	52	0	129	1,273	2,152	1,942	1,144	2,023	1,830
2013	0	15.0	0	10.0	0	0	0	630	2,782	2,438	630	2,653	2,326
2014	307	15.0	0	10.0	0	0	0	466	3,249	2,772	466	3,120	2,660
2015	242	15.0	0	10.0	0	0	0	356	3,605	3,004	356	3,476	2,892
2016	205	15.0	0	10.0	0	0	0	273	3,877	3,166	273	3,748	3,054
2017	180	15.0	0	10.0	0	0	0	243	4,120	3,296	243	3,991	3,184
2018	149	15.0	0	10.0	0	0	0	193	4,313	3,391	193	4,184	3,279
2019	211	15.0	0	10.0	0	0	0	226	4,539	3,491	226	4,410	3,379
2020	-479	15.0	0	10.0	0	0	0	91	4,630	3,528	91	4,501	3,416
2021	-535	15.0	0	10.0	0	0	0	-48	4,582	3,510	-48	4,453	3,399
Tot.	**797**		**77**		**52**	**0**	**129**	**4,582**	**4,582**	**3,510**	**4,453**	**4,453**	**3,399**
Disc	820		67		45	0	112	3,510	3,510	3,510	3,399	3,399	3,399

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011: Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents: Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr): Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	124	0	124	99	1.000	124	100	11.0	3.6	2.2
Total: Oil Eq.	Mboe	124	0	124	99	1.000	124	100	11.0	3.6	2.2

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values: Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties: Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	4.10	10.08	0.00	67.75	8,807	100	6,512	100
Total: Oil Eq.	$/boe	86.22	-4.30	81.92	4.10	10.08	0.00	67.75	8,807	100	6,512	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)	Initial	Average	Disc. Rate %	Net Present Value Before Income Tax: Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Net Present Value After Income Tax: Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	5.0000	20.0308	0.0	5,973	6,112	1,530	4,582	37.07	5,983	1,530	4,453	36.03
Non-crown Royalty	0.0000	0.0000	5.0	5,326	5,456	1,481	3,975	32.16	5,336	1,481	3,855	31.19
Mineral Tax	0.0000	0.0000	8.0	5,013	5,138	1,455	3,682	29.79	5,023	1,455	3,567	28.86
			10.0	4,829	4,950	1,439	3,510	28.40	4,838	1,439	3,399	27.50
			12.0	4,662	4,779	1,424	3,355	27.14	4,670	1,424	3,246	26.26
			15.0	4,438	4,548	1,402	3,146	25.45	4,444	1,402	3,041	24.61
			20.0	4,121	4,223	1,369	2,854	23.09	4,125	1,369	2,756	22.30

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
Description:	**After Tax Analysis**	Pricing:	**GLJ (2011-01)**
		Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	20	282	103	87	81.92	18	7	5	76.78	299	109	93	81.62
2012	20	245	89	72	84.99	17	6	5	76.75	262	95	78	84.45
2013	20	171	62	51	86.62	14	5	5	75.93	185	68	55	85.78
2014	17	120	44	37	88.66	12	5	4	77.03	132	48	41	87.57
2015	13	86	31	27	91.89	0	0	0	0.00	86	31	27	91.89
2016	8	63	23	20	94.32	0	0	0	0.00	63	23	20	94.32
2017	8	51	19	17	97.09	0	0	0	0.00	51	19	17	97.09
2018	8	36	13	12	99.62	0	0	0	0.00	36	13	12	99.62
2019	4	25	9	8	102.38	0	0	0	0.00	25	9	8	102.38
2020	4	21	8	7	104.54	0	0	0	0.00	21	8	7	104.54
2021	3	16	6	5	106.71	0	0	0	0.00	16	6	5	106.71
Tot.		**407**	**343**	**88.01**			**23**	**19**	**76.62**		**430**	**362**	**87.42**

Total Oil Equiv. Production

Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	299	109	93	81.62
2012	262	95	78	84.45
2013	185	68	55	85.78
2014	132	48	41	87.57
2015	86	31	27	91.89
2016	63	23	20	94.32
2017	51	19	17	97.09
2018	36	13	12	99.62
2019	25	9	8	102.38
2020	21	8	7	104.54
2021	16	6	5	106.71
Tot.		**430**	**362**	**87.42**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses		
	Working Interest				Royalty Interest Total M$	Company Interest Total M$									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$			Crown M$	Other M$	Crown M$	Other M$			Fixed M$	Variable M$	Total M$
2011	8,917	0	0	8,917	4	8,921	1,324	36	0	0	1,360	7,561	1,721	1,000	2,721
2012	8,058	0	0	8,058	3	8,061	1,460	55	0	0	1,516	6,546	2,089	900	2,989
2013	5,801	0	0	5,801	1	5,802	1,019	36	0	0	1,055	4,747	2,020	669	2,690
2014	4,231	0	0	4,231	0	4,231	638	14	0	0	652	3,579	1,771	503	2,274
2015	2,887	0	0	2,887	0	2,887	415	6	0	0	421	2,466	1,355	272	1,627
2016	2,182	0	0	2,182	0	2,182	285	2	0	0	286	1,896	997	204	1,202
2017	1,823	0	0	1,823	0	1,823	202	1	0	0	204	1,619	996	169	1,165
2018	1,302	0	0	1,302	0	1,302	140	1	0	0	140	1,162	800	120	919
2019	946	0	0	946	0	946	100	0	0	0	100	845	549	87	635
2020	792	0	0	792	0	792	77	0	0	0	77	714	534	72	606
2021	613	0	0	613	0	613	58	0	0	0	58	555	469	56	525
Tot.	**37,551**	**0**	**0**	**37,551**	**8**	**37,559**	**5,719**	**150**	**0**	**0**	**5,869**	**31,690**	**13,300**	**4,054**	**17,354**
Disc	28,844	0	0	28,844	7	28,852	4,502	126	0	0	4,628	24,224	9,344	3,158	12,502

GLJ Petroleum Consultants

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	4,840	151	0	4,991	1,875	0	334	2,209	2,783	2,783	2,653
2012	0	0	0	3,557	131	0	3,688	0	0	0	0	3,688	6,470	5,850
2013	0	0	0	2,057	93	74	2,076	0	0	0	0	2,076	8,546	7,485
2014	0	0	0	1,305	67	122	1,250	0	0	0	0	1,250	9,796	8,380
2015	0	0	0	839	49	115	773	0	0	0	0	773	10,569	8,884
2016	0	0	0	695	37	0	732	336	0	0	336	396	10,965	9,118
2017	0	0	0	455	31	18	467	0	0	0	0	467	11,432	9,370
2018	0	0	0	242	22	112	152	0	0	0	0	152	11,584	9,444
2019	0	0	0	210	16	0	226	214	0	0	214	12	11,596	9,450
2020	0	0	0	108	13	30	91	0	0	0	0	91	11,688	9,487
2021	0	0	0	30	10	88	-48	0	0	0	0	-48	11,640	9,469
Tot.	0	0	0	14,337	621	559	14,398	2,424	0	334	2,758	11,640	11,640	9,469
Disc	0	0	0	11,722	477	330	11,869	2,081	0	319	2,400	9,469	9,469	9,469

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	4,991	1,752	11,122	3,006	423	2,490	396	1,112	902	92	2,490	4,991
2012	3,688	1,356	10,010	2,104	331	869	339	1,001	631	331	869	3,171
2013	2,076	1,017	9,009	1,473	0	869	254	901	442	0	479	2,076
2014	1,250	763	8,108	1,031	0	1,258	191	811	309	0	0	1,311
2015	773	572	7,297	722	0	2,127	143	730	216	0	0	1,089
2016	732	429	6,567	841	0	2,127	107	657	252	0	0	1,016
2017	467	322	5,911	589	0	2,127	80	591	177	0	0	848
2018	152	241	5,320	412	0	2,127	60	532	124	0	0	716
2019	226	181	4,788	502	0	2,127	45	479	151	0	0	675
2020	91	136	4,309	352	0	2,127	34	431	105	0	0	570
2021	-48	102	3,878	246	0	2,127	25	388	74	0	0	487
Tot.	14,398	102	3,878	246	0	2,127	1,676	7,632	3,383	423	3,837	16,951
Disc	11,869						1,281	5,191	2,559	375	3,504	12,910

Year	Taxable Income M$	Federal Tax Rate %	Income Tax M$	Provincial Tax Rate %	Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	0	16.5	0	10.0	0	0	0	2,783	2,783	2,653	2,783	2,783	2,653
2012	516	15.0	77	10.0	52	0	129	3,688	6,470	5,850	3,558	6,341	5,738
2013	0	15.0	0	10.0	0	0	0	2,076	8,546	7,485	2,076	8,417	7,373
2014	-61	15.0	0	10.0	0	0	0	1,250	9,796	8,380	1,250	9,667	8,269
2015	-316	15.0	0	10.0	0	0	0	773	10,569	8,884	773	10,440	8,772
2016	-284	15.0	0	10.0	0	0	0	396	10,965	9,118	396	10,836	9,006
2017	-381	15.0	0	10.0	0	0	0	467	11,432	9,370	467	11,303	9,258
2018	-564	15.0	0	10.0	0	0	0	152	11,584	9,444	152	11,455	9,332
2019	-449	15.0	0	10.0	0	0	0	12	11,596	9,450	12	11,467	9,338
2020	-479	15.0	0	10.0	0	0	0	91	11,688	9,487	91	11,559	9,375
2021	-535	15.0	0	10.0	0	0	0	-48	11,640	9,469	-48	11,511	9,357
Tot.	-2,553		77		52	0	129	11,640	11,640	9,469	11,511	11,511	9,357
Disc	-1,041		67		45	0	112	9,469	9,469	9,469	9,357	9,357	9,357

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	407	0	407	343	1.000	407	95	11.0	4.0	2.2
Heavy Oil	Mbbl	23	0	23	19	1.000	23	5	4.0	3.5	1.8
Total: Oil	Mbbl	430	0	430	362	1.000	430	100	11.0	3.9	2.1
Total: Oil Eq.	Mboe	430	0	430	362	1.000	430	100	11.0	3.9	2.1

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	12.35	23.21	0.00	46.36	30,200	95	22,974	95
Heavy Oil	$/bbl	86.22	-9.44	76.78	13.89	51.40	0.00	11.48	1,490	5	1,251	5
Total: Oil	$/bbl	86.22	-4.61	81.62	12.44	24.90	0.00	44.28	31,690	100	24,224	100
Total: Oil Eq.	$/boe	86.22	-4.61	81.62	12.44	24.90	0.00	44.28	31,690	100	24,224	100

1110807   Total Proved, GLJ (2011-01), pri

March 08, 2011 11:03:30

GLJ Petroleum Consultants

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)			Disc. Rate %	Net Present Value Before Income Tax					Net Present Value After Income Tax			
	Initial	Average		Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	\$/boe	Operating Income M$	Capital Invest. M$	Cash Flow M$	\$/boe
Crown Royalty	14.8505	15.2299	0.0	14,337	14,398	2,758	11,640	27.09	14,269	2,758	11,511	26.79
Non-crown Royalty	0.3983	0.3996	5.0	12,878	12,993	2,553	10,440	24.30	12,873	2,553	10,320	24.02
Mineral Tax	0.0000	0.0000	8.0	12,154	12,290	2,456	9,834	22.89	12,175	2,456	9,719	22.62
			10.0	11,722	11,869	2,400	9,469	22.04	11,757	2,400	9,357	21.78
			12.0	11,325	11,480	2,349	9,131	21.25	11,371	2,349	9,022	21.00
			15.0	10,785	10,950	2,280	8,669	20.18	10,845	2,280	8,565	19.93
			20.0	10,010	10,185	2,185	8,001	18.62	10,087	2,185	7,902	18.39

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**After Tax Analysis**		Pricing:	**GLJ (2011-01)**
			Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	2	133	49	44	81.92	8	3	2	76.78	141	51	46	81.63
2012	2	130	47	31	84.99	6	2	1	76.75	136	50	32	84.63
2013	2	91	33	24	86.62	4	1	1	75.93	94	34	25	86.20
2014	4	72	26	20	88.66	2	1	1	77.03	74	27	20	88.34
2015	5	57	21	16	91.89	0	0	0	0.00	57	21	16	91.89
2016	7	42	15	12	94.32	0	0	0	0.00	42	15	12	94.32
2017	1	28	10	8	97.09	0	0	0	0.00	28	10	8	97.09
2018	1	32	12	10	99.62	0	0	0	0.00	32	12	10	99.62
2019	5	31	11	10	102.38	0	0	0	0.00	31	11	10	102.38
2020	4	28	10	9	104.54	0	0	0	0.00	28	10	9	104.54
2021	5	22	8	7	106.71	0	0	0	0.00	22	8	7	106.71
2022	5	29	11	9	108.93	0	0	0	0.00	29	11	9	108.93
Sub.			254	200	90.56		7	5	76.64		261	204	90.18
Rem.			29	26	114.17		0	0	0.00		29	26	114.17
Tot.			**283**	**225**	**92.98**		**7**	**5**	**76.64**		**290**	**230**	**92.58**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	141	51	46	81.63
2012	136	50	32	84.63
2013	94	34	25	86.20
2014	74	27	20	88.34
2015	57	21	16	91.89
2016	42	15	12	94.32
2017	28	10	8	97.09
2018	32	12	10	99.62
2019	31	11	10	102.38
2020	28	10	9	104.54
2021	22	8	7	106.71
2022	29	11	9	108.93
Sub.		261	204	90.18
Rem.		29	26	114.17
Tot.		**290**	**230**	**92.58**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance				Operating Expenses		
	Working Interest				Royalty Interest	Company Interest					Total Royalty After	Net Revenue After			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	Process. M$	Royalty M$	Fixed M$	Variable M$	Total M$
2011	4,200	0	0	4,200	0	4,200	403	17	0	0	420	3,780	113	468	582
2012	4,198	0	0	4,198	0	4,198	1,455	17	0	0	1,472	2,726	200	448	647
2013	2,969	0	0	2,969	2	2,971	813	14	0	0	828	2,143	285	314	599
2014	2,376	0	0	2,376	0	2,376	576	18	0	0	594	1,782	412	244	655
2015	1,913	0	0	1,913	0	1,913	398	9	0	0	407	1,506	453	180	633
2016	1,458	0	0	1,458	0	1,458	299	2	0	0	301	1,157	347	136	483
2017	1,006	0	0	1,006	0	1,006	241	0	0	0	241	765	104	93	197
2018	1,177	0	0	1,177	0	1,177	216	1	0	0	217	960	316	109	425
2019	1,170	0	0	1,170	0	1,170	182	0	0	0	182	988	513	107	620
2020	1,058	0	0	1,058	0	1,058	151	0	0	0	151	906	393	97	490
2021	860	0	0	860	0	860	121	0	0	0	121	739	329	78	407
2022	1,166	0	0	1,166	0	1,166	143	0	0	0	143	1,023	672	106	779
Sub.	23,550	0	0	23,550	2	23,552	5,000	77	0	0	5,077	18,475	4,137	2,381	6,518
Rem.	3,314	0	0	3,314	0	3,314	389	0	0	0	389	2,925	2,049	302	2,351
Tot.	**26,864**	**0**	**0**	**26,864**	**2**	**26,866**	**5,389**	**77**	**0**	**0**	**5,466**	**21,400**	**6,187**	**2,683**	**8,870**
Disc	17,460	0	0	17,460	2	17,461	3,710	62	0	0	3,772	13,689	2,793	1,791	4,584

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	3,198	62	0	3,260	1,282	0	269	1,551	1,710	1,710	1,630
2012	0	0	0	2,079	63	0	2,142	0	0	0	0	2,142	3,852	3,487
2013	0	0	0	1,545	45	-48	1,638	0	0	0	0	1,638	5,490	4,778
2014	0	0	0	1,127	35	-22	1,184	0	0	0	0	1,184	6,674	5,626
2015	0	0	0	873	28	-43	945	0	0	0	0	945	7,618	6,241
2016	0	0	0	673	21	163	532	22	0	0	22	509	8,127	6,542
2017	0	0	0	567	15	-18	600	0	0	0	0	600	8,727	6,865
2018	0	0	0	535	17	-91	644	0	0	0	0	644	9,371	7,180
2019	0	0	0	368	17	19	366	-214	0	0	-214	579	9,950	7,438
2020	0	0	0	416	15	-30	461	239	0	0	239	222	10,172	7,527
2021	0	0	0	331	11	9	334	0	0	0	0	334	10,506	7,650
2022	0	0	0	244	17	0	261	0	0	0	0	261	10,767	7,737
Sub.	0	0	0	11,957	347	-61	12,365	1,330	0	269	1,598	10,767	10,767	7,737
Rem.	0	0	0	573	49	157	465	174	0	0	174	291	11,058	7,818
Tot.	**0**	**0**	**0**	**12,530**	**396**	**95**	**12,831**	**1,504**	**0**	**269**	**1,773**	**11,058**	**11,058**	**7,818**
Disc	0	0	0	9,105	259	-1	9,365	1,290	0	256	1,546	7,818	7,818	7,818

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	3,260	269	0	1,282	0	0	34	0	385	331	0	750
2012	2,142	235	0	897	-331	0	59	0	269	-331	0	-3
2013	1,638	176	0	628	0	0	44	0	188	0	390	622
2014	1,184	132	0	440	0	-390	33	0	132	0	869	1,034
2015	945	99	0	308	0	-1,258	25	0	92	0	511	628
2016	532	74	0	238	0	-1,769	19	0	71	0	157	247
2017	600	56	0	166	0	-1,927	14	0	50	0	155	219
2018	644	42	0	117	0	-2,082	10	0	35	0	34	80
2019	366	31	0	-132	0	-2,116	8	0	-40	0	0	-32
2020	461	24	0	146	0	-2,116	6	0	44	0	0	50
2021	334	18	0	102	0	-2,116	4	0	31	0	0	35
2022	261	90	3,490	244	0	10	22	349	73	0	0	445
Sub.	12,365	90	3,490	244	0	10	278	349	1,331	0	2,116	4,074
Rem.	465	90	3,490	244	0	10	46	1,080	262	0	0	1,389
Tot.	**12,831**	**90**	**3,490**	**244**	**0**	**10**	**324**	**1,429**	**1,593**	**0**	**2,116**	**5,463**
Disc	9,365						209	406	1,098	29	1,456	3,197

Year	Taxable Income M$	Federal Tax Rate %	Income Tax M$	Provincial Tax Rate %	Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	2,511	16.5	414	10.0	251	0	665	1,710	1,710	1,630	1,044	1,044	996
2012	2,146	15.0	322	10.0	215	0	536	2,142	3,852	3,487	1,606	2,650	2,388
2013	1,016	15.0	152	10.0	102	0	254	1,638	5,490	4,778	1,384	4,034	3,478
2014	150	15.0	13	10.0	9	0	22	1,184	6,674	5,626	1,161	5,196	4,310
2015	316	15.0	0	10.0	0	0	0	945	7,618	6,241	945	6,140	4,925
2016	284	15.0	0	10.0	0	0	0	509	8,127	6,542	509	6,649	5,227
2017	381	15.0	0	10.0	0	0	0	600	8,727	6,865	600	7,249	5,550
2018	564	15.0	0	10.0	0	0	0	644	9,371	7,180	644	7,893	5,865
2019	397	15.0	0	10.0	0	0	0	579	9,950	7,438	579	8,472	6,122
2020	411	15.0	0	10.0	0	0	0	222	10,172	7,527	222	8,694	6,212
2021	299	15.0	0	10.0	0	0	0	334	10,506	7,650	334	9,028	6,335
2022	-184	15.0	0	10.0	0	0	0	261	10,767	7,737	261	9,289	6,422
Sub.	8,291		902		576	0	1,478	10,767	10,767	7,737	9,289	9,289	6,422
Rem.	-923		0		0	0	0	291	11,058	7,818	291	9,580	6,503
Tot.	**7,368**		**902**		**576**	**0**	**1,478**	**11,058**	**11,058**	**7,818**	**9,580**	**9,580**	**6,503**
Disc	6,168		804		512	0	1,315	7,818	7,818	7,818	6,503	6,503	6,503

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	283	0	283	225	1.000	283	98	16.0	5.8	3.5
Heavy Oil	Mbbl	7	0	7	5	1.000	7	2	4.0	2.5	1.3
Total: Oil	Mbbl	290	0	290	230	1.000	290	100	16.0	5.6	3.4
Total: Oil Eq.	Mboe	290	0	290	230	1.000	290	100	16.0	5.6	3.4

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

Product	Units	Base Price	Price Adjust.	Average First Year Unit Values					Net Revenue After Royalties			
				Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	6.97	10.34	0.00	64.62	21,047	98	13,382	98
Heavy Oil	$/bbl	86.22	-9.45	76.78	27.83	27.35	0.00	21.60	353	2	307	2
Total: Oil	$/bbl	86.22	-4.59	81.63	8.16	11.31	0.00	62.16	21,400	100	13,689	100
Total: Oil Eq.	$/boe	86.22	-4.59	81.63	8.16	11.31	0.00	62.16	21,400	100	13,689	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

Revenue Burdens (%)			Disc. Rate %	Net Present Value Before Income Tax					Net Present Value After Income Tax			
	Initial	Average		Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	9.5938	20.0587	0.0	12,530	12,831	1,773	11,058	38.10	11,353	1,773	9,580	33.01
Non-crown Royalty	0.4012	0.2880	5.0	10,511	10,795	1,634	9,161	31.57	9,404	1,634	7,769	26.77
Mineral Tax	0.0000	0.0000	8.0	9,612	9,882	1,577	8,304	28.61	8,537	1,577	6,960	23.98
			10.0	9,105	9,365	1,546	7,818	26.94	8,049	1,546	6,503	22.41
			12.0	8,658	8,908	1,519	7,388	25.46	7,620	1,519	6,101	21.02
			15.0	8,078	8,314	1,485	6,829	23.53	7,066	1,485	5,581	19.23
			20.0	7,297	7,511	1,439	6,073	20.93	6,323	1,439	4,885	16.83

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants

Company:	**Cougar Oil and Gas Canada Inc.**		Reserve Class:	**Proved Plus Probable**
Property:	**Corporate**		Development Class:	**Total**
Description:	**After Tax Analysis**		Pricing:	**GLJ (2011-01)**
			Effective Date:	**December 31, 2010**

Economic Forecast

PRODUCTION FORECAST

		Light/Medium Oil Production				Heavy Oil Production				Total Oil Production			
Year	Company Oil Wells	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl	Company Daily bbl/d	Company Yearly Mbbl	Net Yearly Mbbl	Price $/bbl
2011	23	414	151	132	81.92	26	9	7	76.78	440	161	139	81.62
2012	23	375	137	103	84.99	23	8	7	76.75	397	145	110	84.51
2013	23	262	95	75	86.62	18	7	6	75.93	280	102	80	85.92
2014	22	192	70	56	88.66	15	5	5	77.03	206	75	61	87.84
2015	18	143	52	43	91.89	0	0	0	0.00	143	52	43	91.89
2016	15	106	39	32	94.32	0	0	0	0.00	106	39	32	94.32
2017	9	80	29	25	97.09	0	0	0	0.00	80	29	25	97.09
2018	9	68	25	21	99.62	0	0	0	0.00	68	25	21	99.62
2019	9	57	21	18	102.38	0	0	0	0.00	57	21	18	102.38
2020	8	48	18	16	104.54	0	0	0	0.00	48	18	16	104.54
2021	8	38	14	12	106.71	0	0	0	0.00	38	14	12	106.71
2022	5	29	11	9	108.93	0	0	0	0.00	29	11	9	108.93
Sub.			661	542	88.99		30	24	76.63		691	566	88.46
Rem.			29	26	114.17		0	0	0.00		29	26	114.17
Tot.			**690**	**568**	**90.05**		**30**	**24**	**76.63**		**720**	**592**	**89.50**

	Total Oil Equiv. Production			
Year	Company Daily boe/d	Company Yearly Mboe	Net Yearly Mboe	Price $/boe
2011	440	161	139	81.62
2012	397	145	110	84.51
2013	280	102	80	85.92
2014	206	75	61	87.84
2015	143	52	43	91.89
2016	106	39	32	94.32
2017	80	29	25	97.09
2018	68	25	21	99.62
2019	57	21	18	102.38
2020	48	18	16	104.54
2021	38	14	12	106.71
2022	29	11	9	108.93
Sub.		691	566	88.46
Rem.		29	26	114.17
Tot.		**720**	**592**	**89.50**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance				Operating Expenses		
	Working Interest				Royalty Interest	Company Interest					Total Royalty After Process.	Net Revenue After Royalty			
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Total M$	Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2011	13,116	0	0	13,116	4	13,121	1,727	52	0	0	1,779	11,341	1,834	1,469	3,303
2012	12,256	0	0	12,256	3	12,260	2,915	72	0	0	2,987	9,272	2,288	1,348	3,636
2013	8,770	0	0	8,770	3	8,773	1,832	50	0	0	1,883	6,890	2,305	983	3,288
2014	6,607	0	0	6,607	0	6,607	1,214	32	0	0	1,246	5,361	2,182	747	2,930
2015	4,800	0	0	4,800	0	4,800	813	15	0	0	828	3,972	1,808	452	2,260
2016	3,640	0	0	3,640	0	3,640	584	3	0	0	588	3,053	1,344	341	1,685
2017	2,829	0	0	2,829	0	2,829	443	2	0	0	445	2,384	1,100	263	1,362
2018	2,479	0	0	2,479	0	2,479	356	1	0	0	357	2,122	1,116	229	1,344
2019	2,116	0	0	2,116	0	2,116	282	0	0	0	282	1,833	1,062	194	1,256
2020	1,850	0	0	1,850	0	1,850	229	0	0	0	229	1,621	927	169	1,097
2021	1,473	0	0	1,473	0	1,473	179	0	0	0	179	1,293	798	134	933
2022	1,166	0	0	1,166	0	1,166	143	0	0	0	143	1,023	672	106	779
Sub.	61,101	0	0	61,101	10	61,112	10,719	227	0	0	10,946	50,166	17,437	6,435	23,872
Rem.	3,314	0	0	3,314	0	3,314	389	0	0	0	389	2,925	2,049	302	2,351
Tot.	**64,415**	**0**	**0**	**64,415**	**10**	**64,425**	**11,108**	**227**	**0**	**0**	**11,335**	**53,090**	**19,487**	**6,737**	**26,224**
Disc	46,304	0	0	46,304	9	46,313	8,212	188	0	0	8,400	37,913	12,137	4,949	17,086

GLJ Petroleum Consultants

Page 2

Year	Mineral Tax M$	Capital Tax M$	NPI Burden M$	Net Prod'n Revenue M$	Other Income M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow Annual M$	Cum. M$	10.0% Dcf M$
2011	0	0	0	8,038	214	0	8,252	3,157	0	603	3,759	4,492	4,492	4,283
2012	0	0	0	5,636	194	0	5,830	0	0	0	0	5,830	10,322	9,337
2013	0	0	0	3,602	138	26	3,714	0	0	0	0	3,714	14,036	12,263
2014	0	0	0	2,432	102	101	2,433	0	0	0	0	2,433	16,469	14,006
2015	0	0	0	1,712	78	72	1,718	0	0	0	0	1,718	18,187	15,125
2016	0	0	0	1,368	58	163	1,264	358	0	0	358	905	19,092	15,661
2017	0	0	0	1,022	45	0	1,067	0	0	0	0	1,067	20,160	16,235
2018	0	0	0	778	39	21	796	0	0	0	0	796	20,955	16,624
2019	0	0	0	577	32	19	591	0	0	0	0	591	21,546	16,887
2020	0	0	0	524	28	0	552	239	0	0	239	313	21,860	17,014
2021	0	0	0	361	22	97	286	0	0	0	0	286	22,146	17,119
2022	0	0	0	244	17	0	261	0	0	0	0	261	22,407	17,206
Sub.	0	0	0	26,293	968	498	26,763	3,754	0	603	4,356	22,407	22,407	17,206
Rem.	0	0	0	573	49	157	465	174	0	0	174	291	22,698	17,287
Tot.	**0**	**0**	**0**	**26,867**	**1,016**	**655**	**27,229**	**3,928**	**0**	**603**	**4,531**	**22,698**	**22,698**	**17,287**
Disc	0	0	0	20,827	735	329	21,234	3,371	0	575	3,946	17,287	17,287	17,287

AFTER TAX ANALYSIS

Year	Oper. Income M$	Tax Pool Balances Incl. Current Year Additions CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Depreciation & Writeoffs CCA M$	COGPE M$	CDE M$	CEE M$	Other M$	Total M$
2011	8,252	2,021	11,122	4,288	423	2,490	430	1,112	1,286	423	2,490	5,741
2012	5,830	1,591	10,010	3,001	0	869	398	1,001	900	0	869	3,168
2013	3,714	1,193	9,009	2,101	0	869	298	901	630	0	869	2,698
2014	2,433	895	8,108	1,471	0	869	224	811	441	0	869	2,344
2015	1,718	671	7,297	1,029	0	869	168	730	309	0	511	1,718
2016	1,264	503	6,567	1,079	0	357	126	657	324	0	157	1,264
2017	1,067	378	5,911	755	0	200	94	591	227	0	155	1,067
2018	796	283	5,320	529	0	45	71	532	159	0	34	796
2019	591	212	4,788	370	0	10	53	479	111	0	0	643
2020	552	159	4,309	498	0	10	40	431	149	0	0	620
2021	286	119	3,878	348	0	10	30	388	105	0	0	522
2022	261	90	3,490	244	0	10	22	349	73	0	0	445
Sub.	26,763	90	3,490	244	0	10	1,953	7,981	4,714	423	5,954	21,025
Rem.	465	90	3,490	244	0	10	46	1,080	262	0	0	1,389
Tot.	**27,229**	**90**	**3,490**	**244**	**0**	**10**	**1,999**	**9,061**	**4,976**	**423**	**5,954**	**22,414**
Disc	21,234						1,490	5,597	3,657	403	4,960	16,107

Year	Taxable Income M$	Federal Tax Rate %	Income Tax M$	Provincial Tax Rate %	Income Tax M$	ARTD & Investment Credits M$	Income Tax Payable M$	Net Cash Flow Before Income Tax Annual M$	Cum. M$	10.0% Dcf M$	Net Cash Flow After Income Tax Annual M$	Cum. M$	10.0% Dcf M$
2011	2,511	16.5	414	10.0	251	0	665	4,492	4,492	4,283	3,827	3,827	3,649
2012	2,662	15.0	399	10.0	266	0	666	5,830	10,322	9,337	5,164	8,991	8,125
2013	1,016	15.0	152	10.0	102	0	254	3,714	14,036	12,263	3,460	12,451	10,852
2014	89	15.0	13	10.0	9	0	22	2,433	16,469	14,006	2,411	14,862	12,579
2015	0	15.0	0	10.0	0	0	0	1,718	18,187	15,125	1,718	16,580	13,697
2016	0	15.0	0	10.0	0	0	0	905	19,092	15,661	905	17,485	14,233
2017	0	15.0	0	10.0	0	0	0	1,067	20,160	16,235	1,067	18,552	14,808
2018	0	15.0	0	10.0	0	0	0	796	20,955	16,624	796	19,348	15,197
2019	-52	15.0	0	10.0	0	0	0	591	21,546	16,887	591	19,939	15,460
2020	-68	15.0	0	10.0	0	0	0	313	21,860	17,014	313	20,253	15,587
2021	-236	15.0	0	10.0	0	0	0	286	22,146	17,119	286	20,539	15,692
2022	-184	15.0	0	10.0	0	0	0	261	22,407	17,206	261	20,800	15,779
Sub.	5,738		979		628	0	1,607	22,407	22,407	17,206	20,800	20,800	15,779
Rem.	-923		0		0	0	0	291	22,698	17,287	291	21,091	15,860
Tot.	**4,815**		**979**		**628**	**0**	**1,607**	**22,698**	**22,698**	**17,287**	**21,091**	**21,091**	**15,860**
Disc	5,126		871		557	0	1,427	17,287	17,287	17,287	15,860	15,860	15,860

SUMMARY OF RESERVES

Product	Units	Remaining Reserves at Jan 01, 2011 Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents Oil Eq. Factor	Company Mboe	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Light/Med Oil	Mbbl	690	0	690	568	1.000	690	96	16.0	4.6	2.6
Heavy Oil	Mbbl	30	0	30	24	1.000	30	4	4.0	3.1	1.6
Total: Oil	Mbbl	720	0	720	592	1.000	720	100	16.0	4.5	2.5
Total: Oil Eq.	Mboe	720	0	720	592	1.000	720	100	16.0	4.5	2.5

GLJ Petroleum Consultants

PRODUCT REVENUE AND EXPENSES

| | | | | Average First Year Unit Values | | | | | Net Revenue After Royalties | | | |
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	10% Disc M$	% of Total
Light/Med Oil	$/bbl	86.22	-4.30	81.92	10.62	19.09	0.00	52.22	51,248	97	36,355	96
Heavy Oil	$/bbl	86.22	-9.45	76.78	18.23	43.92	0.00	14.63	1,843	3	1,558	4
Total: Oil	$/bbl	86.22	-4.60	81.62	11.07	20.55	0.00	50.00	53,090	100	37,913	100
Total: Oil Eq.	$/boe	86.22	-4.60	81.62	11.07	20.55	0.00	50.00	53,090	100	37,913	100

REVENUE BURDENS AND NET PRESENT VALUE SUMMARY

| Revenue Burdens (%) | | | Disc. Rate % | Net Present Value Before Income Tax | | | | | Net Present Value After Income Tax | | | |
	Initial	Average		Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/boe
Crown Royalty	13.1674	17.2437	0.0	26,867	27,229	4,531	22,698	31.53	25,622	4,531	21,091	29.30
Non-crown Royalty	0.3992	0.3531	5.0	23,389	23,788	4,188	19,601	27.23	22,277	4,188	18,089	25.13
Mineral Tax	0.0000	0.0000	8.0	21,766	22,172	4,034	18,138	25.20	20,712	4,034	16,679	23.17
			10.0	20,827	21,234	3,946	17,287	24.01	19,806	3,946	15,860	22.03
			12.0	19,982	20,387	3,868	16,519	22.95	18,991	3,868	15,123	21.01
			15.0	18,863	19,263	3,765	15,498	21.53	17,911	3,765	14,145	19.65
			20.0	17,308	17,697	3,623	14,073	19.55	16,410	3,623	12,787	17.76

Evaluator: Madu, Bruce E.
Run Date: March 08, 2011 10:34:18

GLJ Petroleum Consultants